Filed Pursuant to Rule 424(b)(3)

Registration No. 333-91746
Networks Associates, Inc.

Offer to Exchange

0.675 of a Share of Common Stock

of

Networks Associates, Inc. plus

$8.00 in Cash

for

Each Outstanding Share of Class A Common Stock

of

McAfee.com Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 12, 2002, UNLESS EXTENDED.

     This prospectus relates to the offer by Networks Associates, Inc. to exchange shares of its common stock and cash for each outstanding share of Class A common stock of McAfee.com Corporation that is validly tendered and not properly withdrawn on or prior to the expiration of the offer, upon the terms and subject to the conditions specified in this prospectus. Network Associates is offering to exchange 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each share of McAfee.com Class A common stock. Our revised offer represents a 20% premium over the closing price of McAfee.com common stock on August 12, 2002, based upon the respective closing prices of McAfee.com and our common stock on that date, the last trading day prior to the announcement of our revised offer. The offer will remain open until 12:00 midnight, Eastern Time, September 12, 2002, unless extended.

     The offer is being made directly to McAfee.com stockholders and conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after consummation of the offer, we would own at least 90% of the outstanding common stock of McAfee.com. We have the right to waive or reduce the number of McAfee.com Class A common stock required to be tendered in the offer. In no event, however, will we exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares beneficially owned by Network Associates, are tendered in the offer. Our offer is also subject to other conditions described herein in “Conditions of the Offer.”

     A special committee of outside and independent directors of McAfee.com’s board of directors has determined that our offer is fair. Based on that determination, the special committee and the board of directors of McAfee.com, with both special committee directors voting in favor, and the McAfee.com directors affiliated with Network Associates abstaining, have recommended that McAfee.com stockholders accept our offer and exchange their shares in the offer.

     If the conditions to the offer are met and the offer is completed, Network Associates will effect a short-form merger of McAfee.com into Network Associates, unless it is not lawful to do so. If you have not validly tendered your McAfee.com shares in the offer, your shares will be exchanged in the merger for the same number of shares of Network Associates common stock and cash that you would have received if you had tendered your shares in the offer (unless you perfect your appraisal rights under Delaware law). See “The Offer — Purpose of the Offer; The Merger; Appraisal Rights.” If the offer is completed, no further McAfee.com stockholder or board action is required for us to complete the merger. As a result of the offer and the merger, McAfee.com will no longer exist as a separate company, the former stockholders of McAfee.com will receive shares of Network Associates common stock and cash, and McAfee.com shares will no longer trade publicly.

     This prospectus amends and supercedes information included in the prospectus, as supplemented, originally filed with the Securities and Exchange Commission on July 2, 2002. Stockholders who wish to tender should follow the instructions included in this prospectus and the letter of transmittal previously mailed to them.

       See “Risk Factors” beginning on page 16 for a discussion of issues that you should consider with respect to the offer and the merger.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or this exchange offer, passed on the merits or fairness of this transaction, or determined if the prospectus is accurate or complete. Any representation to the contrary is a criminal offense. Investors should not infer that the SEC’s pending investigation of Network Associates has been completed or is near completion as a result of the registration statement of which this prospectus is a part being declared effective.

The date of this prospectus is September 10, 2002.

THIS DOCUMENT INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT NETWORK ASSOCIATES AND McAFEE.COM FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE AT A WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. SEE “WHERE YOU CAN FIND MORE INFORMATION” BEGINNING ON PAGE 14.

      YOU MAY ALSO REQUEST COPIES OF THESE DOCUMENTS FROM US, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO OUR INFORMATION AGENT D.F. KING & CO., INC., 77 WATER STREET, NEW YORK, NEW YORK 10005, 1-800-549-6746. TO ENSURE TIMELY DELIVERY OF THESE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 5, 2002. IF YOU REQUEST ANY SUCH DOCUMENTS FROM US, WE WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER WE RECEIVE YOUR REQUEST.

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SUMMARY
QUESTIONS AND ANSWERS ABOUT THE OFFER
WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
Risks Related to the Offer and the Merger
Risks Related to Our Businesses, Including McAfee.com
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
Network Associates Selected Historical Financial Data
McAfee.com Selected Historical Financial Data
FINANCIAL FORECASTS
COMPARATIVE PER SHARE DATA
COMPARATIVE MARKET VALUE
COMPARATIVE PER SHARE PRICES AND DIVIDENDS
SPECIAL FACTORS AND BACKGROUND
THE OFFER
General
Timing of the Offer
Extension, Termination and Amendment
Effect of Termination of the Offer
Exchange of McAfee.com Shares; Delivery of Network Associates Common Stock and Cash
Cash Instead of Fractional Shares of Network Associates Common Stock
Withdrawal Rights
Procedure for Tendering
Guaranteed Delivery
McAfee.com Stock Options
Effect of Tender
Purpose of the Offer; The Merger; Appraisal Rights
Certain Legal and Regulatory Matters
Plans for McAfee.com
Conduct of Network Associates if the Offer is Not Completed
CONDITIONS OF THE OFFER
Minimum Tender Condition
NYSE Listing of Network Associates Common Stock
Registration Statement Effectiveness
Other Conditions of the Offer
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
CERTAIN EFFECTS OF THE OFFER; EXCHANGE ACT REGISTRATION
FEES AND EXPENSES
ACCOUNTING TREATMENT
RELATIONSHIP BETWEEN McAFEE.COM AND NETWORK ASSOCIATES
Relationship of Directors and Executive Officers of McAfee.com with Network Associates
Intercompany Arrangements
STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
Network Associates
McAfee.com
COMPARISON OF NETWORK ASSOCIATES -- McAFEE.COM STOCKHOLDER RIGHTS
LEGAL MATTERS
EXPERTS
CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF NETWORK ASSOCIATES
ANNEX A SECTION 262 OF GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

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iii

SUMMARY

      This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To better understand the proposed offer and merger, you should read this entire document carefully, as well as those additional documents to which we refer you. See “Where You Can Find More Information.”

Introduction

      We are offering to exchange 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each share of McAfee.com Class A common stock validly tendered and not properly withdrawn in the offer. As a Network Associates stockholder, you will continue to participate in the ownership of McAfee.com’s business and also have an ownership interest in Network Associates’ other businesses. The cash component of our offer also offers you immediate liquidity.

      The purpose of the offer and the merger is to acquire all of the McAfee.com Class A common stock. We currently own all 36,000,000 outstanding shares of McAfee.com Class B common stock, or approximately 75% of the outstanding common stock of McAfee.com. Our offer is conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after the offer is completed, we would own at least 90% of the outstanding shares of McAfee.com common stock. We have the right to waive or reduce the number of McAfee.com Class A common stock required to be tendered in the offer. In no event, however, will we exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares beneficially owned by Network Associates, are tendered in the offer.

      If the conditions to the offer are met and the offer is completed, we will own at least 90% of the outstanding common stock of McAfee.com. As soon as practicable after the completion of the offer, we will effect a short-form merger of McAfee.com into Network Associates, unless it is not lawful to do so. If you have not validly tendered your McAfee.com shares in the offer, your shares will be exchanged in the merger for the same number of shares of Network Associates common stock and cash that you would have received if you had tendered your shares in the offer (unless you properly perfect your appraisal rights under Delaware law). See “The Offer — Purpose of the Offer; The Merger; Appraisal Rights.” If the offer is completed, no further McAfee.com stockholder or board action is required for us to complete the merger. As a result of the offer and the merger, McAfee.com will cease to exist as a separate company and the former public stockholders of McAfee.com will receive shares of Network Associates common stock and cash. McAfee.com shares will no longer trade publicly.

The Companies

Networks Associates, Inc.

3965 Freedom Circle
Santa Clara, California 95054
(408) 988-3832

      Network Associates is a leading supplier of network security and network management solutions. We operate through two businesses consisting of our infrastructure business and McAfee.com. Our infrastructure business is operated in six geographic regions: the United States, Europe, Japan, Canada, Asia-Pacific and Latin America.

      To more effectively market our infrastructure products in our various geographic regions, we have combined complementary products into separate product groups, as follows:

•	McAfee, which delivers world-class anti-virus and security products and services;

•	Sniffer Technologies, which is a leader in network availability and system security products; and

•	Magic Solutions, which is a leading provider of web-based service desk solutions.

      In the fourth quarter of 2001, we substantially completed integrating the activities of our PGP product group into our McAfee and Sniffer product groups. Earlier in 2001, we integrated the activities of myCIO.com into our McAfee product group. Recently, we completed the sale of our firewall and PGP desktop encryption businesses.

      Network Associates owns 100% of McAfee.com’s Class B common stock. The Class B common stock currently represents approximately 75% of the economic interest in, and approximately 90% of the total voting power of, McAfee.com. McAfee.com’s Class B common stock is identical to its Class A common stock, except that the Class A common stock has one vote per share and the Class B common stock has three votes per share and the Class B common stock is convertible at any time into shares of Class A common stock. We do not currently own any shares of McAfee.com’s Class A common stock. Immediately prior to the closing of the merger of McAfee.com into Network Associates, we will convert our shares of McAfee.com Class B common stock into shares of McAfee.com Class A common stock.

McAfee.com Corporation

535 Oakmead Parkway
Sunnyvale, California 94085
(408) 992-8100

      McAfee.com is a security application service provider, or ASP, delivering security applications software and related services through an Internet browser. The McAfee.com applications allow users to detect and eliminate viruses on their PCs, repair their PCs from damage caused by viruses, optimize their hard drives and update their PCs’ virus protection system with current software patches and upgrades. McAfee.com also offers customers access to McAfee.com Personal Firewall, McAfee.com Wireless Security Center and McAfee.com Internet Privacy Service.

      Under the terms of our technology cross licensing agreement with McAfee.com, McAfee.com’s business has historically been targeted at consumers. In March 2001, we entered into a reseller agreement with McAfee.com allowing it to expand its product offerings to businesses. McAfee.com for Business is a website serving the security needs for small and medium-sized businesses delivering managed applications services that allow businesses to provide anti-virus and firewall security for their desktop PCs.

Summary of the Offer

      We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal previously mailed to stockholders, to exchange 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each outstanding share of Class A common stock of McAfee.com that is validly tendered on or prior to the expiration date and not properly withdrawn. See “The Offer.”

      The term “expiration date” means 12:00 midnight, Eastern Time, on September 12, 2002, unless we extend the period of time for which this offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires.

Rule 13e-3 — Network Associates’ Position Regarding Fairness

      Because Network Associates is an affiliate of McAfee.com and the revised offer includes a cash component, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 of the Securities Exchange Act of 1934, or the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning McAfee.com and certain information relating to the fairness of the offer and the merger and the consideration offered to stockholders of McAfee.com that are not affiliated with Network Associates be filed with the SEC and disclosed to you prior to consummation of the offer and merger. That information is provided in or incorporated by reference into this prospectus.

      Network Associates believes that the offer and the merger are financially and procedurally fair to the unaffiliated McAfee.com stockholders within the meaning of Rule 13e-3. See “Special Factors and Background — Network Associates’ Position Regarding the Fairness of the Offer and Merger” on 43.

Conditions to the Completion of the Offer

      Our obligation to exchange shares of our common stock and cash for McAfee.com shares pursuant to the offer is subject to a number of conditions described more fully under “Conditions of the Offer,” including the following:

•	the tender of a sufficient number of shares in the offer such that, after the offer is completed, we would own at least 90% of the outstanding Class A common stock of McAfee.com (assuming conversion of the McAfee.com Class B common stock we currently own into McAfee.com Class A common stock), provided that we have the right to waive or reduce the number of McAfee.com Class A common stock shares required to be tendered in the offer. In no event, however, will we exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares beneficially owned by Network Associates, are tendered in the offer;

•	the shares of Network Associates common stock to be issued in the offer and the merger having been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	the registration statement of which this prospectus is a part having been declared effective by the SEC;

•	the absence of any threatened or pending litigation or other legal action relating to the offer or the merger, or any litigation or other legal action threatened or brought by McAfee.com, its board of directors or any special committee thereof against Network Associates;

•	there not having occurred any material adverse change in the financial markets, any disruption in the banking system or any commencement of a war involving the United States;

•	no offer to acquire Network Associates or McAfee.com (other than this offer) shall have been proposed;

•	there not having occurred any event that, in our good faith reasonable judgment, resulted in an actual or threatened material adverse change in the business or condition of Network Associates or McAfee.com;

•	the board of directors of McAfee.com or any committee thereof shall not have adopted or implemented any structural defense or entered into any transaction or arrangement outside the ordinary course of business which would or might restrain, prohibit or otherwise adversely affect the offer or the merger or materially impair the contemplated benefits of the offer or the merger;

•	the McAfee.com board or the McAfee.com special committee shall not have changed or modified its recommendation with respect to the offer;

•	the McAfee.com board of directors shall not have formed or authorized the formation of any executive or special committee, other than any special committee of outside and independent directors of McAfee.com’s board of directors that may be formed in connection with the recommendation or consideration of this offer and the filing of any documents required under the U.S. tender offer rules; and

•	the absence of any event which would prevent us from effecting the offer or the merger after the completion of the offer.

      We will not waive the New York Stock Exchange listing condition or the registration statement effectiveness condition of the offer, and our ability to waive the minimum tender condition is restricted as set forth above. If the conditions of the offer are satisfied, or, to the extent permitted, waived prior to the expiration of the offer, we will complete the offer and, unless it is unlawful to do so, we will effect the merger as soon as practicable thereafter. All conditions, other than those related to any required governmental or regulatory conditions, will be satisfied or waived before the expiration of the offer.

Timing of the Offer

      Our offer is currently scheduled to expire on September 12, 2002; however, we may extend our offer from time to time as necessary until all the conditions to the offer have been satisfied or, where permissible, waived. We may also provide for a subsequent offer period after the scheduled expiration date of the offer. See “The Offer — Extension, Termination and Amendment.”

Extension, Termination and Amendment

      We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which our offer remains open if any condition to the offer has not been satisfied, and we can do so by giving oral notice followed by written notice of such extension to the exchange agent. If we decide to extend our offer, we will make an announcement to that effect no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date, and advise stockholders at such time of the approximate number of shares that have been tendered to date as required by Rule 14e-1(d) under the Exchange Act. We are not making any assurances that we will exercise our right to extend our offer, although we may do so until all conditions have been satisfied, or where permissible, waived. During any such extension, all McAfee.com shares previously tendered and not properly withdrawn will remain subject to the offer and subject to your right to withdraw your McAfee.com shares.

      Subject to the SEC’s applicable rules and regulations, we also reserve the right, in our sole discretion, at any time or from time to time, (1) to delay our acceptance for exchange or our exchange of any McAfee.com shares pursuant to the offer, regardless of whether we previously accepted McAfee.com shares for exchange, or to terminate our offer and not accept for exchange or exchange any McAfee.com shares not previously accepted for exchange or exchanged, upon the failure of any of the conditions of the offer to be satisfied and (2) to waive any condition (subject to the limits on waiver described under “Conditions to the Completion of the Offer”) or otherwise to amend the offer in any respect, by giving oral followed by written notice of such delay, termination or amendment to the exchange agent and by making a public announcement. We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date, and such announcement shall indicate the approximate number of shares of McAfee.com Class A common stock tendered as of the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to the stockholders in connection with the offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the public news services.

Subsequent Offering Period

      We may provide for a subsequent offering period after the completion of the initial offer period in accordance with Rule 14d-11 under the Exchange Act.

Exchange of Shares; Delivery of Network Associates Common Stock

      Upon the terms and subject to the conditions of our offer, we will accept for exchange, and will exchange, 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each share of McAfee.com Class A common stock validly tendered and not properly withdrawn as promptly as practicable after the expiration date and promptly after they are tendered during any subsequent offering period.

Withdrawal Rights

      McAfee.com shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration date. See “The Offer — Withdrawal Rights.”

Procedure for Tendering Shares

      To validly tender your McAfee.com shares pursuant to the offer, (1) you must complete, execute and transmit a letter of transmittal, along with any required signature guarantees, or an agent’s message, in connection with a book-entry transfer, and any other required documents, to the exchange agent at one of the addresses set forth on the back cover of this prospectus and certificates for tendered McAfee.com shares must be received by the exchange agent at such address, or those McAfee.com shares must be tendered pursuant to the procedures for book-entry tender set forth in “The Offer” (and a confirmation of receipt of such tender received), in each case before the expiration date, or (2) you must comply with the guaranteed delivery procedures set forth in “The Offer — Guaranteed Delivery.”

The Merger

      If the conditions to the offer are met and the offer is completed, we will own at least 90% of the outstanding common stock of McAfee.com. As soon as practicable after the completion of the offer, we will effect a short-form merger of McAfee.com into Network Associates, unless it is not lawful to do so. If you have not validly tendered your McAfee.com shares in the offer, your shares will be exchanged in the merger for the same number of shares of Network Associates common stock and cash that you would have received if you had tendered your shares in the offer (unless you perfect your appraisal rights under Delaware law). See “The Offer — Purpose of the Offer; The Merger; Appraisal Rights.” If the offer is completed, no further McAfee.com stockholder or board action is required for us to complete the merger.

Appraisal Rights

      You are not entitled to appraisal rights in connection with the offer. However, at the time of the merger, McAfee.com stockholders who did not tender their shares in the offer will have the right under Delaware law to dissent and demand appraisal rights with respect to their McAfee.com shares, if they comply with certain statutory requirements. We will send such stockholders information regarding these requirements. See “The Offer — Purpose of the Offer; The Merger; Appraisal Rights.”

Certain United States Federal Income Tax Consequences

      Assuming that the merger of McAfee.com into Network Associates occurs following the completion of the offer, you will be required to recognize gain for United States federal income tax purposes on the exchange of your McAfee.com shares for Network Associates common stock and cash, but only to the extent of the cash received. You will not be permitted to recognize any loss on the exchange. You will, however, recognize gain or loss upon the receipt of any cash instead of fractional shares of Network Associates common stock and for cash received if you perfect appraisal rights. See “Material United States Federal Income Tax Consequences.”

Accounting Treatment

      Network Associates’ acquisition of the McAfee.com minority interest shares through the offer and the merger will be accounted for using the purchase method of accounting, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” Accordingly, the purchase price will be allocated to the minority interest portion of the estimated fair value of identifiable net assets acquired. Any excess purchase price remaining after this allocation will be accounted for as goodwill, which will not be amortized.

      The acquisition of the McAfee.com Class A common stock would not be considered material to Network Associates and, accordingly, we are not required to include pro forma financial information in this prospectus, except as provided in “Comparative Per Share Data” on page 28.

      The assumption of options to purchase Class A common stock of McAfee.com by Network Associates in the merger will be accounted for under the guidance in Emerging Issues Task Force Issue Number 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25” and Interpretation

No. 44, “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25.” Accordingly, these options will be subject to variable accounting treatment, which means that a compensation charge will be measured initially at the date of the closing of the merger and then remeasured on an ongoing basis at the end of each reporting period. The initial charge will be based on the excess of the closing price of our stock over the exercise price of the options plus the $8.00 per share in cash, which will be paid upon exercise of the option. The charge is remeasured, using the same methodology, until the earlier of the date of exercise, forfeiture or cancellation without replacement. This compensation charge will be recorded as an expense over the remaining vesting period of the options, using the accelerated method of amortization under FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” To the extent that the options issued are fully vested, we will record a compensation expense immediately.

Risk Factors

      In deciding whether to tender your shares pursuant to the offer, you should carefully read this prospectus, including the risk factors, as well as the documents incorporated by reference into this prospectus. See “Risk Factors” beginning on page 16 for a more complete discussion of these and other factors to consider in connection with the offer and the merger.

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions that you may have as a McAfee.com stockholder and the answers to those questions. We urge you to read carefully the remainder of this prospectus and the related letter of transmittal because the information in this section is not complete. Additional important information is contained in the remainder of this prospectus and the letter of transmittal.

Q:	Why is Network Associates making the offer?

A:	We currently own 36,000,000 shares of McAfee.com Class B common stock. These shares represent approximately 75% of all the outstanding McAfee.com common stock. We are making this offer for the purpose of acquiring all the outstanding shares of McAfee.com’s Class A common stock, none of which we own, in order to recombine Network Associates and McAfee.com.

Our offer is conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after the offer is completed, we would own at least 90% of all the outstanding shares of McAfee.com common stock. We may waive or modify this condition. However, we will not complete the offer if less than a majority of the shares held by McAfee.com stockholders, other than Network Associates are tendered in the offer.

If the conditions to the offer are met and the offer is completed, as soon as practicable thereafter, we will effect a short-form merger of McAfee.com into Network Associates, unless it is not lawful to do so. If you have not validly tendered your McAfee.com shares in the offer, your shares will be exchanged in the merger for the same number of shares of Network Associates common stock and cash that you would have received if you had tendered your shares in the offer (unless you perfect your appraisal rights under Delaware law). See “The Offer — Purpose of the Offer; The Merger; Appraisal Rights” on page 61. If the offer is completed, no further McAfee.com stockholder or board action is required for us to complete the merger. As a result of the offer and the merger, McAfee.com will cease to exist as a separate company and the former public stockholders of McAfee.com will receive Network Associates common shares and cash. McAfee.com shares will no longer trade publicly.

Q:	Why did Network Associates revise its offer?

A:	We revised the offer to increase its overall value to $15.43 (based on the closing price for Network Associates and McAfee.com’s common stock on August 12, 2002).

Q:	What will I receive in exchange for my McAfee.com shares?

A:	For each outstanding share of McAfee.com Class A common stock that you validly tender and do not properly withdraw, you will receive 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest. In lieu of any fractional share of Network Associates common stock, you will receive cash.

Q:	Why did Network Associates change the offer consideration to include both stock and cash?

A:	Based on a number of factors, including the decline in the value of our common stock since we commenced our offer, we determined that a mix of stock and cash would be attractive to McAfee.com stockholders while avoiding additional dilution to the Network Associates stockholders through the issuance of additional shares of Network Associates common stock.

Q:	Has Network Associates determined that the offer is fair to McAfee.com stockholders that are not affiliated with Network Associates?

A:	We believe that the offer and merger are fair to the unaffiliated McAfee.com stockholders. Because our revised offer now contains a cash component, the offer and merger now constitute a “going private” transaction under Rule 13e-3, which requires that we state whether we believe the transaction is fair to unaffiliated stockholders.

Q:	What factors were relied upon in arriving at our conclusion that the offer is fair to unaffiliated McAfee.com stockholders?

A:	Among other factors, the following factors support our belief that the offer and merger are fair to the unaffiliated McAfee.com stockholders:

•	as of August 12, 2002, the $15.43 value of our revised offer represented a premium of approximately 20% over the $12.84 closing market price for McAfee.com common stock on that day;

•	the cash portion of the offer consideration provides immediate liquidity to McAfee.com stockholders and will not be impacted by any fluctuations in our stock price;

•	McAfee.com’s stockholders, through ownership of Network Associates common stock, will continue to participate in McAfee.com’s business and Network Associates’ other businesses and will participate in any future upside potential in our common stock, which as described elsewhere in this prospectus, we believe has recently been adversely affected by a number of events;

•	the Network Associates shares received in the offer and merger will be received on a tax-free basis, assuming the merger of McAfee.com into Network Associates occurs;

•	the Network Associates shares received in the offer and merger are more liquid compared to McAfee.com shares;

•	we will not complete the offer if less than a majority of the shares held by McAfee.com stockholders, other than Network Associates, are tendered in the offer;

•	the McAfee.com board has appointed a special committee of independent outside directors to consider the offer and make a recommendation; and

•	the McAfee.com special committee has retained financial and legal advisors to assist the special committee in its review of the offer.

See “Special Factors and Background — Network Associates’ Position Regarding the Fairness of the Offer and Merger” on page 43.

Q:	Has Network Associates received an opinion that the offer consideration is fair to the unaffiliated McAfee.com stockholders?

A:	No. Our board of directors received a fairness opinion from JPMorgan relating to the fairness to Network Associates, from a financial point of view, of the consideration in our offer. JPMorgan was not retained to render, and did not render, an opinion as to the fairness of the offer to the unaffiliated McAfee.com stockholders. See “Special Factors and Background — JPMorgan Opinion” on pages 46 through 52 for a complete description of, and qualifications to, the JPMorgan opinion.

Q:	How does the revised offer differ from the previous offer that was withdrawn in April?

A:	Except for the change to the offer consideration from an exchange ratio of 0.78 of a share of Network Associates common stock to a combination of 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, the other terms of the offer are the same as those previously recommended in April 2002 by a special committee of the outside and independent directors of the McAfee.com board of directors with minor modifications to the conditions. We modified the conditions generally to ensure that (1) McAfee.com is operated in the ordinary course consistent with past practices during the pendency of our offer and (2) you, as a McAfee.com stockholder, are provided an opportunity to consider our offer without the McAfee.com board implementing structural impediments to the offer. The McAfee.com board currently has five members only two of whom, George Samenuk and Stephen Richards, are currently officers and/or directors of Network Associates.

Q:	Why was Network Associates’ first offer withdrawn in April?

A:	We discovered accounting inaccuracies in our 1998, 1999 and 2000 financial statements requiring the restatement of the financial statements covering those periods. In light of this anticipated restatement, we withdrew the pending exchange offer on April 25, 2002. On May 17, 2002, we announced that our audit committee had completed the internal investigation and on June 28, 2002 we filed restated financial statements with the SEC.

Q:	Did the prior inaccuracies affect recent operating results?

A:	No. Although previously reported operating results for fiscal years 1998, 1999 and 2000 were affected, the inaccuracies did not impact operating results for 2001 or the six months ended June 30, 2002. For more information on the restatement, please see Note 3 of the Notes to our Consolidated Financial Statements contained in our Forms 10-K/ A for fiscal years 2001 and 2000 filed with the SEC on June 28, 2002.

Q:	What are Network Associates’ reasons for making the offer?

A:	In 1999, we undertook the initial public offering of a minority interest in McAfee.com to achieve a number of objectives, including establishing the viability of, and developing the related technology required to pursue, McAfee.com’s application service provider, or ASP, business model targeted at consumers. Since March 2001, McAfee.com has also offered products and services to small to medium-sized businesses. We offer anti-virus and other products that compete with McAfee.com’s products in these markets. In early 2001, we adopted a strategy to, among other things, reposition our business to better focus our product offerings and product development efforts and to eliminate overlapping objectives between our business units.

      Our reasons for pursuing the offer and merger include:

•	the expectation that the recombination of McAfee.com’s business with ours will enhance prospects for the combined company due to:

•	the reduction or elimination of customer, market and brand confusion due to the similarity in the company products, names and web addresses;

•	the reduction or elimination of actual and potential conflicts between the companies and their sales forces, and related senior management distraction, due to confusion over market boundaries;

•	the expectation that a recombined company could more effectively and cost-efficiently target the consumer market and the small to medium-sized business market for ASP products and services; and

•	opportunities for reduced costs;

•	the recombination is consistent with our strategy of better focusing our product offerings and product development efforts and eliminating overlapping business objectives of our business units; and

•	our belief that the objectives leading to the initial public offering of McAfee.com have been largely achieved or are no longer applicable.

See “Special Factors and Background — Formation of McAfee.com and Its IPO,” on page 33; “— Network Associates’ Recent Business Focus,” on page 33; and “— Network Associates’ Timing and Reasons for the Offer and Merger,” on page 41.

Q:	What are some of the other factors I should consider in deciding whether to tender my McAfee.com shares?

A:	In addition to the factors described elsewhere in this prospectus, you should consider the following:

•	McAfee.com stock has traded historically at significantly higher price-to-earnings multiples than Network Associates’ common stock;

•	As a stockholder of Network Associates, your interest in the performance and prospects of McAfee.com will be only indirect and in proportion to your share ownership in Network Associates. You therefore may not realize the same financial benefits of any future appreciation in the value of

McAfee.com business that you may realize if the offer or merger are not completed and you remain a McAfee.com stockholder; and

•	Because we own approximately 75% of McAfee.com’s total outstanding common stock, and approximately 90% of McAfee.com’s total voting power, and we do not intend to sell our McAfee.com shares, the possibility of a third party offer to acquire McAfee.com is remote.

We describe various factors you should consider in deciding whether to tender your shares under “Risk Factors” beginning on page 16 and “Special Factors and Background — Other Factors to Consider Before Tendering Your Shares” beginning on page 45.

Q:	What percentage of Network Associates’ common stock will the unaffiliated McAfee.com stockholders receive in the offer and the merger?

A:	McAfee.com stockholders (other than Network Associates) currently own approximately 25% of McAfee.com. We anticipate that McAfee.com stockholders (other than Network Associates) will own approximately 5% of Network Associates’ outstanding common stock after giving effect to the offer and the merger. This assumes that approximately 147.7 million shares of Network Associates common stock are outstanding before giving effect to the offer and the merger, approximately 8.1 million shares of Network Associates common stock will be issued in the offer and the merger, no McAfee.com stockholders perfect appraisal rights and no stock options are exercised prior to the closing of the offer and the merger.

Q:	When does Network Associates expect to complete the offer and the merger?

A:	We expect to complete the offer on September 12, 2002, the scheduled expiration date. However, we may extend the offer if the conditions to the offer have not been satisfied at the scheduled expiration date or if we are required to extend the offer by the rules of the SEC. We expect to complete the merger as soon as practicable after we complete the offer.

Q:	What happens if Network Associates does not complete the offer?

A:	If we do not successfully complete the offer, your McAfee.com shares will remain outstanding, and we would expect to evaluate whether we should continue to pursue the acquisition of that portion of McAfee.com that we do not own. See “The Offer — Conduct of Network Associates if the Offer is Not Completed.”

Q:	Has the McAfee.com board formed a special committee of independent directors to evaluate Network Associates’ offer?

A:	McAfee.com did form a special committee comprised of Mr. Frank Gill and Dr. Richard Schell, the outside and independent members of McAfee.com’s board, to evaluate our previous offer and the current offer. A special committee was formed because two of McAfee.com’s directors, George Samenuk and Stephen Richards, are also officers and/or directors of Network Associates, and a third McAfee.com director, Srivats Sampath, also has a conflict of interest in regard to the offer.

Q:	Does the McAfee.com special committee recommend that I tender my shares in the offer?

A:	Yes, the McAfee.com special committee has determined that our offer is fair. Based on that determination, the McAfee.com special committee and the McAfee.com board of directors, with both McAfee.com special committee directors voting in favor, and the McAfee.com directors affiliated with Network Associates abstaining, have recommended that McAfee.com stockholders accept our offer and exchange their shares in the offer. See “Special Factors — Recommendations of the McAfee.com Special Committee and McAfee.com Board of Directors.”

Several of the conditions to our offer are applicable to the actions of the McAfee.com board of directors:

•	McAfee.com shall not have commenced or threatened any litigation or other legal proceedings against us or our board of directors.

•	The McAfee.com board or the McAfee.com special committee shall not have changed or modified its recommendation with respect to the offer.

•	The McAfee.com board of directors or any committee thereof shall not have (1) adopted or implemented any structural defense, including adoption of a stockholders rights plan or any debt, stock or other equity issuance or retention program or policy, or (2) entered into any transaction or arrangement outside the ordinary course of business consistent with past practice, including any licensing or severance arrangement, in the case of either (1) or (2) not approved in writing by Network Associates prior to such adoption, implementation, agreement or arrangement, which in the judgment of Network Associates would or might restrain, prohibit or delay consummation of, or alter or materially increase the cost of or otherwise affect, the offer or the merger.

•	The McAfee.com board of directors shall not have formed or authorized the formation of any executive or special committee, other than any special committee of outside and independent directors of McAfee.com’s board of directors that may be formed in connection with the recommendation or consideration of this offer and the filing of any documents required under the U.S. tender offer rules.

Q:	If I decide not to tender, how will the offer affect my McAfee.com shares?

A:	If you decide not to tender your McAfee.com shares in the offer and we complete the offer and the merger, you will receive in the merger the same number of shares of Network Associates common stock and cash that you would have received if you had tendered your shares in the offer (unless you perfect your appraisal rights under Delaware law). We will effect the merger as soon as practicable after completion of the offer, unless it is unlawful to do so. See “The Offer — Purpose of the Offer; The Merger; Appraisal Rights” on page 61.

Q:	Do I need a new letter of transmittal to exchange my shares in the revised offer?

A:	Yes. All McAfee.com stockholders who wish to tender their shares in the revised offer should follow the instructions included in this prospectus and the pink letter of transmittal previously mailed to you.

Q:	How do I participate in the offer?

A:	To tender your shares, you should do the following:

•	If you hold your shares in your own name, complete and sign the letter of transmittal previously mailed to you and return it with your share certificates to EquiServe Trust Company, N.A., the exchange agent for the offer, at the appropriate address specified on the back cover of this prospectus before the expiration date of the offer.

•	If you hold your shares in “street name” through a broker or other nominee, instruct such broker or nominee to tender your shares before the expiration date of the offer.

For more information about the procedures for tendering your shares in the offer, please refer to “The Offer.”

Q:	Will I have to pay any fees or commissions for tendering into the offer?

A:	If you are the record owner of your shares and you tender your shares directly to the exchange agent, you will not have to pay any fees or commissions. If you hold your shares through a broker, bank or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q:	Will I be taxed on the Network Associates shares I receive?

A:	Assuming that the merger of McAfee.com into Network Associates occurs following the completion of the offer, you will be required to recognize gain for United States federal income tax purposes on the exchange of your McAfee.com shares for Network Associates common stock and cash, but only to the extent of the cash received. You will not be permitted to recognize any loss on the exchange. You will, however, recognize gain or loss upon the receipt of any cash instead of fractional shares of Network Associates common stock and for cash received if you perfect appraisal rights.

Q:	What do I do if I want to withdraw my shares from your offer?

A:	To withdraw your shares from the offer, send a written or facsimile transmission notice of withdrawal to the exchange agent at the appropriate address specified on the back cover of this prospectus prior to the expiration date of the offer. Your notice of withdrawal must comply as to form with the requirements set forth in this prospectus. See “The Offer — Withdrawal Rights.”

Q:	Have any lawsuits been filed in connection with the offer?

A:	In connection with our prior offer commenced in March 2002, several putative class actions were filed in Delaware and California against us, McAfee.com and the directors of McAfee.com. These actions generally alleged, among other things, that (i) the director defendants breached their fiduciary duties by failing to take adequate steps to protect the interests of McAfee.com stockholders, and (ii) that Network Associates aided and abetted the director defendants’ breaches of fiduciary duties and breached its alleged fiduciary duties by making an inadequate offer. In connection with this offer, the plaintiffs in the Delaware action amended their complaint to challenge the new exchange offer and an additional lawsuit was filed in California. We believe that these lawsuits are without merit and intend to vigorously defend them. See further description of these matters under “Special Factors and Background — Stockholder Litigation.”

Q:	How will McAfee.com employee stock options be treated in connection with the offer and merger?

A:	Each outstanding option to purchase a share of McAfee.com common stock will be assumed by Network Associates and will be converted into an option to purchase 0.675 shares of Network Associates’ common stock, with the same terms and conditions as the existing McAfee.com options (except that the exercise price of each option will be adjusted by dividing the former exercise price by 0.675), and cash equal to $8.00. See “The Offer — McAfee.com Stock Options” on page 59.”

Q:	Where can I find more information about Network Associates and McAfee.com?

A:	You can find more information about Network Associates and McAfee.com from various sources described under “Where You Can Find More Information.”

Q:	Who do I call if I have any questions on how to tender my shares of McAfee.com common stock or any other questions relating to the exchange offer?

A:	Questions and requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the offer, at the address and telephone numbers set forth on the back cover of this prospectus. Requests for additional copies of this prospectus and the letter of transmittal may be directed to D.F. King & Co., Inc. or to brokers, dealers, commercial banks, trust companies or other nominees.

Q:	What is the nature of the intercompany conflicts with McAfee.com?

A:	McAfee.com is principally an ASP providing anti-virus protection to consumers over the Internet. Since March 2001, McAfee.com has also offered products and services to small to medium-sized businesses. We also offer anti-virus and other products that compete with McAfee.com’s products in these markets. Each company has alleged violations by the other company of the intercompany arrangements. For a description of our intercompany arrangements, including the technology cross license agreement and our reseller agreements, see “Relationship Between McAfee.com and Network Associates — Intercompany Arrangements” on page 73 of this prospectus.

Q.	How have the parties sought to resolve these alleged disputes?

A.	We previously agreed with McAfee.com to a business mediation of the boundaries of our relationship. McAfee.com later sought to change the scope of the mediation. In addition we agreed to audit all alleged infractions under our intercompany arrangements by both companies. Notwithstanding this understanding, McAfee.com subsequently produced an audit work plan focusing exclusively on alleged infractions of the intercompany arrangements by Network Associates. The general counsels of Network Associates and McAfee.com recently agreed to a mediator and recently met to discuss the timing and scope of the mediation.

Q:	What is the economic magnitude of these alleged violations by Network Associates of the technology cross license agreement and its reseller agreement?

A:	We believe that the amounts involved as a result of any alleged violations by us, if any, are immaterial to both McAfee.com and Network Associates. Our belief is based on our good faith investigation of the nature of the alleged violations, the degree of specificity of any alleged violations, the relevant facts and circumstances and our understanding and interpretation of these intercompany agreements with McAfee.com.

Q:	Will resolution of these matters affect timing of the offer and merger?

A:	We do not believe that resolution of the alleged violations by McAfee.com or Network Associates should change the timing for, or completion of, the offer and merger.

WHERE YOU CAN FIND MORE INFORMATION

      Network Associates and McAfee.com file reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy reports, proxy statements and other information filed by Network Associates and McAfee.com at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. These reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s World Wide Web site at http://www.sec.gov.

      You can also inspect reports, proxy statements and other information about Network Associates at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      Network Associates filed a registration statement on Form S-4 to register with the SEC the Network Associates common stock to be issued pursuant to the offer and the merger. This prospectus is a part of that registration statement. The SEC allows us to “incorporate by reference” into this prospectus the information Network Associates and McAfee.com have filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that Network Associates and McAfee.com file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us or McAfee.com with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date that the offer and merger are completed (or the date that our offer is terminated):

Network Associates SEC Filings
(File No. 000-20558)	Date

Definitive Proxy Statement on Schedule 14A	Filed on April 11, 2002
Annual Report on Form 10-K/A**	Filed on June 28, 2002
Quarterly Report on Form 10-Q	Filed on August 13, 2002
Current Reports on Form 8-K**	Filed on July 1, 2002 and July 3, 2002
The description of Network Associates common stock as set forth in its registration statement on Form 8-A	Filed on January 25, 2002
The description of Network Associates preferred share purchase rights as set forth in its registration statement on Form 8-A	Filed on October 22, 1998

**	The Current Report on Form 8-K filed on July 3, 2002 includes the same financial statements included in the Form 10-K/A except that the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, are included. SFAS 142 requires that goodwill and intangible assets with indefinite lives not be amortized as previous standards required but instead be tested for impairment at least annually. The transitional disclosures show the effect on our consolidated financial statements for the years ended December 31, 2001, 2000 and 1999, as if the adoption of SFAS 142 had occurred at the beginning of each of these respective years. Except for this additional disclosure, the consolidated financial statements in the Form 8-K are unchanged from those in the 10-K/A.

McAfee.com SEC Filings
(File No. 000-28247)	Date

Definitive Proxy Statement on Schedule 14A	Filed April 30, 2002
Annual Report on Form 10-K	Filed on March 25, 2002
Quarterly Report on Form 10-Q	Filed on August 14, 2002
Current Reports on Form 8-K	Filed on July 3, 2002, July 12, 2002 and July 17, 2002
The description of McAfee.com Class A common stock as set forth in its registration statement on Form 8-A	Filed on November 23, 1999

      We also filed with the SEC a statement on Schedule TO and Schedule 13E-3 Transaction Statement on Schedule TO (collectively, our Schedule TO), pursuant to Rule 14d-3 under the Exchange Act to furnish certain information about the offer and the merger. You may obtain copies of the Form S-4 and the Schedule TO (and any amendments to those documents) in the manner described above.

      McAfee.com is required to promptly file with the SEC any material changes to the Solicitation/ Recommendation Statement on Schedule 14D-9 regarding the offer and to disseminate the statement to McAfee.com stockholders. You may obtain a copy of the Schedule 14D-9 (including any amendments to that document) in the manner described above.

      Network Associates has supplied all information contained or incorporated by reference in this document relating to Network Associates. We have obtained the information contained in this document relating to McAfee.com from McAfee.com or from publicly available sources.

COPIES OF DOCUMENTS INCORPORATED BY REFERENCE ARE AVAILABLE FROM US WITHOUT CHARGE UPON REQUEST TO OUR INFORMATION AGENT, D.F. KING & CO., INC., 77 WATER STREET, NEW YORK, NEW YORK 10005, 1-800-549-6746. TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 5, 2002. IF YOU REQUEST ANY SUCH DOCUMENTS FROM US, WE WILL MAIL THEM TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY AFTER WE RECEIVE YOUR REQUEST.

      We have not authorized anyone to give any information or make any representation about the offer or the merger that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, you should not rely on any other information. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

RISK FACTORS

      In deciding whether to tender your McAfee.com shares pursuant to the offer, you should read this prospectus and the documents incorporated into this prospectus carefully. You should be aware of and consider carefully various risks related to the offer and merger and the various risks that we face, in each case, including those described or incorporated by reference below. The risks described below are not the only risks. If any of the following risks occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the trading price of Network Associates common stock could decline and result in a loss of all or part of your investment.

Risks Related to the Offer and the Merger

Because the offer consideration includes a fixed number of Network Associates shares, the value of Network Associates shares at the time you receive the offer consideration could be less than their value at the time you tender your McAfee.com shares.

      In the offer, each outstanding McAfee.com share will be exchanged for 0.675 of a share of Network Associates common stock plus $8.00 in cash. The offer does not provide for an adjustment in the offer consideration even if there is a decrease in the market price of Network Associates common stock between the date of this prospectus and the expiration date of the offer. The market price of Network Associates common stock will likely be different on the date of the expiration of the offer than it is today because of ordinary market fluctuations as well as changes in the business, operations or prospects of Network Associates, market reactions to this offer, possible other acquisitions or dispositions by Network Associates, issuances by Network Associates of securities, general market and economic conditions and other factors. Tendering stockholders are urged to obtain current market quotations for Network Associates common stock and McAfee.com common stock. See “Comparative Per Share Prices and Dividends” on page 31.

Because the offer consideration includes a cash component, you will have a diminished participation in the business of the combined company following the offer and merger.

      The offer consideration consists of both stock and cash. Your participation in the business of the combined company will be limited by your receipt of cash in the offer and merger. In addition, the cash component reduces the ability of McAfee.com stockholders to participate in any increase in Network Associates share price.

Network Associates owns several businesses in addition to McAfee.com.

      As a holder of Network Associates common stock, you will be subject to the risks and liabilities inherent in Network Associates’ other businesses, as well as the risks and liabilities inherent in McAfee.com’s businesses. These risks and liabilities could cause Network Associates’ stock price to decline.

Benefits of the combination may not be realized.

      If we consummate the offer and the merger, we will integrate the two companies. A successful recombination will require, among other things, integration of Network Associates’ and McAfee.com’s work forces and infrastructure. We may also integrate our technologies. Since McAfee.com’s initial public offering, Network Associates and McAfee.com have been independently developing their own technologies. If we integrate technologies, we may experience unanticipated difficulties and expense. Our various integration activities may not be completed as rapidly as we expect or achieve anticipated benefits. Also, management’s attention may be diverted by the integration effort, which could adversely affect the combined company’s businesses and results of operations.

We may incur integration and restructuring costs and other charges.

      If the offer and the merger are consummated, we may incur significant costs and other charges as a result of restructuring and integrating operations and product offerings.

We may incur significant stock-based compensation charges related to McAfee.com options assumed in the merger of McAfee.com into Network Associates.

      Following the merger of McAfee.com into Network Associates, holders of McAfee.com options will receive, upon the exercise of their options, shares of Network Associates common stock (calculated based on the product of 0.675 times the number of McAfee.com shares subject to the option) plus $8.00 in cash for each McAfee.com share subject to the option. Under Financial Accounting Standards Board Interpretation No. 44, effective July 1, 2000, we are required to record stock-based compensation on the assumed options, which will also be subject to variable accounting treatment. The stock-based compensation charge (or credit) is determined by the excess (or deficiency) of our closing stock price at the end of a reporting period over the exercise price of the options plus the cash consideration to be received upon exercise. Remeasurement of the charge continues until the earlier of the date of exercise, forfeiture or cancellation without replacement. The resulting compensation charge (or credit) to earnings will be recorded over the remaining vesting period of the options subject to variable accounting treatment or, if the options are fully vested, immediately. The amount of these charges could be significant depending on the movements in the market value of Network Associates common stock. The actual amount of stock compensation recorded will be calculated based on the stock price of Network Associates and the number of outstanding McAfee.com options on the merger date. We currently estimate that at the time of the merger we will record stock-based compensation of approximately $35.8 million, of which approximately $30.1 million will be expensed immediately. We also currently estimate that every $1.00 increase in our stock price after the merger date will result in an additional stock compensation charge of approximately $2.6 million.

You should be aware that there exist conflicts of interest among members of the McAfee.com board of directors.

      Not only does Network Associates own approximately 75% of the outstanding McAfee.com stock, representing approximately 90% of the total McAfee.com voting power, but two of the five members of the McAfee.com board have current direct affiliations with Network Associates. Specifically, George Samenuk, Network Associates’ chief executive officer and chairman, is chairman of McAfee.com’s board of directors, and Stephen Richards, Network Associates’ chief operating officer and chief financial officer, is a McAfee.com director. Srivats Sampath, chief executive officer of McAfee.com, was formerly an employee of Network Associates and holds options to purchase 150,000 shares of Network Associates common stock. By virtue of his being the chief executive officer of a material Network Associates subsidiary, Network Associates has determined Mr. Sampath to be an executive officer of Network Associates. Mr. Sampath also holds a number of unvested options to acquire McAfee.com common stock, which depending on his ongoing employment status, may accelerate in full following consummation of the offer and merger. For these reasons, McAfee.com has designated a special committee of its outside and independent directors to evaluate McAfee.com’s options and make recommendations to McAfee.com’s board of directors. See “Relationship Between McAfee.com and Network Associates — Relationship of Directors and Executive Officers of McAfee.com with Network Associates” on page 72.

We must complete the merger of McAfee.com into Network Associates for you to receive our shares on a tax-deferred basis.

      We intend that, for United States federal income tax purposes, tendering McAfee.com stockholders will recognize gain on the exchange of their McAfee.com shares for Network Associates stock and cash only to the extent of the cash received. For this to result, the exchange must occur in a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, requiring that we complete the planned merger of McAfee.com into Network Associates. We expect to consummate the merger as soon as practicable after the completion of the offer. However, if for any reason we are unable to consummate the merger of McAfee.com into Network Associates, tendering McAfee.com stockholders would be required to recognize the full amount of their gain or loss on the exchange of their McAfee.com shares, based on the fair market value of the total consideration received in the exchange, including both the cash and the Network Associates common stock. We may be unable to effect the merger, for example, if after the offer is completed, we own less than 90% of the outstanding McAfee.com shares.

Risks Related to Our Businesses, Including McAfee.com

      Set forth below are some of the risks we face related to our business, including the business of McAfee.com. A more complete set of risk factors included in our publicly filed documents is incorporated into this prospectus by reference.

Our financial results will likely fluctuate.

      We were not profitable in 2001, 2000 or 1999. In 2001, we had a net loss of $100.7 million on net revenues of $811.0 million, compared to a net loss of $123.9 million on net revenues of $697.7 million in 2000 and a net loss of $156.9 million on net revenues of $611.0 million in 1999. For the six months ended June 30, 2002 and 2001, we had net income of $37.0 million on net revenues of $453.7 million and a net loss of $84.5 million on net revenues of $348.7 million, respectively.

      Our revenues and operating results have varied significantly in the past. We expect fluctuations in our operating results to continue. As a result, we believe that period-to-period comparisons of our financial results should not be relied on as an indicator of our future results. Our expense levels are based in part on our expectations regarding future revenues and in the short term are relatively fixed. We may be unable to adjust our expenses in time to compensate for any unexpected revenue shortfall.

     Operational Factors

      Operational factors that may cause our revenues, gross margins and operating results to fluctuate significantly from quarter to quarter include:

•	volume, size and timing of new licenses and renewals of existing licenses;

•	introduction of new products, product upgrades or updates by us or our competitors;

•	the mix of products we sell and whether those products are sold directly by us or indirectly through distributors and whether, in the case of software licenses, the licenses are time-based subscription licenses or perpetual licenses;

•	costs or charges related to our acquisitions or dispositions, including our recent disposition of the Gauntlet firewall product line;

•	the components of our revenue, particularly that portion attributable to our ASP/ MSP subscription model, including that attributable to McAfee.com, that are deferred; and

•	stock-based compensation charges and costs related to extraordinary events, including litigation and any reductions in forces.

     Seasonal and Macroeconomic Factors

      Our net revenue is typically higher in the fourth quarter, as many customers complete annual budgetary cycles, and lower in the summer months when many businesses experience lower sales. In recent periods, poor economic conditions in Asia, particularly Japan, and Latin America have hurt our business. Customer concerns about weakening U.S. and global economic conditions and the uncertainties following the terrorist attacks of September 11, 2001 could also harm our business.

We face risks related to the pending formal SEC investigation and our recent accounting restatement.

      On March 22, 2002, the Securities and Exchange Commission notified us that it has commenced a “Formal Order of Private Investigation” into our accounting practices. The SEC inquiry may result in a diversion of management’s attention and resources and may contribute to current and future stock price volatility.

      On April 25, 2002, we announced that we had discovered accounting inaccuracies in certain prior period financial statements, requiring restatement of the financial statements for these periods. We conducted an internal investigation under the direction of the audit committee of our board of directors to determine the scope and magnitude of these inaccuracies. On May 17, 2002, we announced that the audit committee had completed its internal accounting investigation and as a result we were required to restate certain of our financial statements. On June 28, 2002, we filed the restated financial statements with the SEC. The filing of these restated financial statements may lead to new litigation, may expand the claims and the class period in pending litigation, and may increase the cost of defending or resolving current litigation. We are aware that the plaintiffs in the securities class action pending against us and our former officers have announced that they intend to file an amended complaint for federal securities claims related to the accounting inaccuracies.

      The filing of restated financial statements to correct the discovered accounting inaccuracies does not resolve the pending SEC inquiry into our accounting practices. The resolution of the SEC inquiry into our prior accounting practices could require the filing of additional restatements of our prior financial statements or require that we take other actions not presently contemplated.

It is difficult for us to estimate operating results prior to the end of a quarter.

      Because we do not maintain a significant level of backlog, product revenues in any quarter are dependent on contracts entered into or orders booked and shipped in that quarter. Historically, we have experienced a trend toward more product orders, and therefore, a higher percentage of revenue shipments, in the last month of a quarter. Some customers believe they can enhance their bargaining power by waiting until the end of a quarter to place their order.

We depend on revenue from our flagship anti-virus and Sniffer branded network management products.

      We have historically derived a majority of our net revenues from our flagship McAfee anti-virus software products and Sniffer network fault and performance management products. These products are expected to continue to account for a significant portion of our net revenues for the foreseeable future. Because of this revenue concentration, our business could be harmed by a decline in demand for, or in the prices of, these products as a result of, among other factors, any change in our pricing model, a maturation in the markets for these products or other risks described in this prospectus.

We face a number of risks related to our product sales through distributors.

      We sell a significant amount of our products through intermediaries such as distributors. Our top ten distributors typically represent approximately 38% to 43% of our total net revenues in any quarter. Our largest distributor, Ingram Micro, accounted for approximately 25% and 27% of net revenues during the three months ended June 30, 2002 and 2001, respectively, and 26% of net revenues during the six months ended June 30, 2002 and 2001.

     Loss of a Distributor

      Our distributor agreements may be terminated by either party without cause. If one of our significant distributors terminates its distribution agreement, we could experience a significant interruption in the distribution of our products.

     Need for Accurate Distributor Information

      We recognize revenue on products sold by our distributors when distributors sell our products to their customers. To determine our business performance at any point in time or for any given period, we must timely and accurately gather sales information from our distributors’ information systems, at an increased cost to us. Our distributors’ information systems may be less accurate or reliable than our internal systems.

     Sale of Competing Products

      Our distributors may sell other vendors’ products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products through market and support programs, these distributors may give greater priority to products of other suppliers, including competitors.

     Payment Difficulties

      Some of our distributors may experience financial difficulties, which could adversely impact our collection of accounts receivable. Our allowance for doubtful accounts was approximately $10.7 million at June 30, 2002, $8.4 million at December 31, 2001 and $15.3 million at December 31, 2000. In 1999, one of our large European distributors, CHS, entered bankruptcy requiring us to record a related accounts receivable write-off of approximately $28.7 million. Also in 1999, Pinacor, a U.S. distributor, entered bankruptcy requiring us to record a related accounts receivable write-off of approximately $6.0 million. We regularly review the collectibility and credit-worthiness of our distributors to determine an appropriate allowance for doubtful accounts. Our uncollectable accounts could exceed our current or future allowances.

We are subject to intense competition in the network management and security markets and we expect to face increased competition in the future.

      The markets for our products are intensely competitive and we expect competition to increase in the near-term. Some of our competitors have longer operating histories, greater name recognition, larger technical staffs, established relationships with hardware vendors and/or greater financial, technical and marketing resources.

     Anti-Virus Software

      Our principal competitor in the anti-virus market is the Norton Product Group of Symantec. Trend Micro remains the strongest competitor in the Asian anti-virus market, with Dr. Ahn’s making recent inroads, particularly in Japan and Korea. Other anti-virus competitors include numerous smaller companies and shareware authors that may in the future develop competing software or be consolidated into larger competitors.

     Network Security

      Our principal competitors in the security market vary by product type. For firewalls, our principal competitors include CheckPoint, Symantec, and larger companies such as Cisco Systems and Microsoft. For intrusion detection products, we compete with Cisco Systems and Symantec. The market for virtual private network, or VPN, products is highly fragmented with numerous small and large vendors. VPN competitors include hardware and software vendors, including telecommunications companies and traditional networking suppliers.

     Network Management

      Our principal competitor in the network management market is Agilent. Other competitors include Acterna Corporation, Cisco Systems, Computer Associates, Compuware, Concord Communications, DeskTalk Systems, GN Nettest, Network Instruments, Radcom Technologies, Shomiti Systems and WildPackets.

     Helpdesk

      Our principal competitors in the help desk market are Computer Associates, FrontRange Solutions and Peregrine Systems.

     Other Competitors

      We also face competition from large software companies such as Hewlett-Packard, Intel, Microsoft and Novell, which may offer network security and management products as enhancements to their operating system.

We face risks associated with past and future acquisitions.

      We may buy or make investments in complementary companies, products and technologies. Since 1995, we have completed a large number of significant acquisitions involving both public and private companies including the acquisition of CyberMedia and Dr. Solomon’s in 1998 and Network General in 1997. We will consider additional acquisitions that make sense to us on a strategic and financial basis to address product and service needs of our customers. Recently, we acquired Traxess, Inc. to expand our Sniffer Technologies product capabilities.

      Integration of an acquired company or technology involves a complex, time consuming and expensive process. The successful integration of an acquisition requires, among other things, that we:

•	integrate the acquired product into our product offerings both from an engineering and sales and marketing perspective;

•	integrate and support preexisting supplier, distribution and customer relationships;

•	coordinate research and development efforts; and

•	consolidate duplicate facilities and functions.

      The geographic distance between the companies, the complexity of the technologies and operations being integrated, and the disparate corporate cultures being combined may increase the difficulties of integrating an acquired company or technology. Management’s focus on the integration of operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts. In addition, it is common in the technology industry for aggressive competitors to attract customers and recruit key employees away from companies during the integration phase of an acquisition.

      Our available cash and securities may be used to buy or invest in companies or products, possibly resulting in significant acquisition-related charges to earnings and dilution to our stockholders. Moreover, if we buy a company, we may have to incur or assume that company’s liabilities, including liabilities that are unknown at the time of acquisition.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      We are providing the following information to assist you in analyzing the financial aspects of the offer and the merger. The following selected historical financial data should be read in conjunction with the historical financial statements and related notes contained in the annual, quarterly and other reports filed by Network Associates and McAfee.com with the SEC and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

      The information for Network Associates for each of the two fiscal years in the period ended December 31, 1998 was derived from the audited consolidated financial statements included in Network Associates’ Annual Reports on Form 10-K and Form 10-K/ A not included or incorporated by reference in this prospectus. The information for Network Associates for each of the three fiscal years in the period ended December 31, 2001 was derived from the audited consolidated financial statements included in Network Associates’ Current Report on Form 8-K filed on July 3, 2002. The Network Associates information for the six months ended June 30, 2002 and 2001 was derived from the unaudited consolidated financial statements included in Network Associates’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. The annual and quarterly financial information reflects Network Associates’ historical ownership interests in McAfee.com.

      On April 25, 2002, Network Associates announced that it had discovered accounting inaccuracies in certain prior period financial statements, requiring restatement of the financial statements for these periods. As a result of the internal accounting investigation, Network Associates’ statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2000, 1999 and 1998 and the balance sheets as of December 31, 2000, 1999 and 1998 were restated. In addition, to give effect to accumulated prior period adjustments and their related tax impacts, our December 31, 2001 and March 31, 2002 balance sheets were restated.

      During the three months ended March 31, 2002, Network Associates adopted the Financial Accounting Standards Board’s Emerging Issues Task Force Statement No. 01-09, entitled “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” (“EITF 01-09”). EITF 01-09 requires that payments to customers or reductions in their accounts receivable for certain marketing related amounts previously classified as charges to marketing expense be recorded as reductions of revenue. Upon adoption of EITF 01-09, Network Associates was required to retroactively reclassify such amounts in previously issued financial statements to comply with the income statement display requirements of the consensus.

      Network Associates was unable to identify the amounts required to be reclassified under EITF 01-09 for the income statement for the year ended December 31, 1997, as this information is unavailable. Network Associates reclassified approximately $23.5 million, $32.7 million, $44.5 million and $28.4 million for the years ended December 31, 2001, 2000, 1999 and 1998, respectively.

      The information for McAfee.com for each of the five fiscal years in the period ended December 31, 2001 was derived from the audited consolidated financial statements included in McAfee.com’s Annual Reports on Form 10-K. The McAfee.com information for the six months ended June 30, 2002 and 2001 was derived from the unaudited consolidated financial statements included in McAfee.com’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

      Please see “Where You Can Find More Information” on page 14 to learn where more complete financial information may be obtained.

Network Associates Selected Historical Financial Data

	Six Months Ended
	June 30,		Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in thousands, except for per share amounts)
Statement of Operations Data:
Net revenue	$453,671	$348,709	$810,974	$697,742	$610,984	$961,683	$735,692
Income (loss) from operations	39,398	(87,825)	(81,966)	(169,192)	(167,923)	113,806	61,947
Income (loss) before provision for income taxes, minority interest and extraordinary item	44,825	(96,433)	(91,383)	(112,376)	(160,722)	132,007	82,813
Income (loss) before extraordinary item	36,984	(84,540)	(102,381)	(123,926)	(156,885)	32,434	10,639
Extraordinary item, gain (loss) on redemption of debt, net of taxes	(31)	—	1,731	—	—	—	—
Net income (loss)	36,953	(84,540)	(100,650)	(123,926)	(156,885)	32,434	10,639
Net income (loss) per share, before extraordinary item, basic	0.25	(0.62)	(0.74)	(0.90)	(1.13)	0.24	0.08
Net income (loss) per share, before extraordinary item, diluted	0.24	(0.62)	(0.74)	(0.90)	(1.13)	0.23	0.08
Extraordinary item, basic	—	—	0.01	—	—	—	—
Extraordinary item, diluted	—	—	0.01	—	—	—	—
Net income (loss) per share, basic	0.25	(0.62)	(0.73)	(0.90)	(1.13)	0.24	0.08
Net income (loss) per share, diluted	0.24	(0.62)	(0.73)	(0.90)	(1.13)	0.23	0.08
Shares used in per share calculation — basic	145,829	137,010	137,847	138,072	138,695	133,075	126,662
Shares used in per share calculation — diluted	154,791	137,010	137,847	138,072	138,695	138,609	132,729

	June 30,	December 31,

	2002	2001	2000	1999	1998	1997

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$733,409	$612,832	$275,539	$316,784	$418,899	$157,031
Working capital	427,596	512,788	168,028	274,274	533,052	247,811
Total assets	1,749,758	1,633,904	1,391,620	1,489,797	1,536,721	805,350
Deferred revenue and taxes	293,576	294,805	186,129	163,816	205,598	129,557
Convertible debt and other long-term liabilities	565,693	579,243	396,868	379,267	374,132	2,353
Total stockholders’ equity	557,512	422,594	496,458	659,118	718,834	492,501

McAfee.com Selected Historical Financial Data

      The following selected financial data includes the operations of McAfee.com as a separate legal entity beginning from January 1, 1999 and as part of Network Associates, on a carved out basis discussed below, for the 1997 and 1998 periods. All significant intercompany accounts and transactions have been eliminated. The divisional financial data has been derived from the historical books and records of Network Associates. The divisional financial data includes revenue and expenses directly incurred for McAfee.com, as well as charges for shared facilities, functions and services used by McAfee.com. The amounts charged for these shared costs have been calculated based on relative headcount plus 10% of such costs. Although we believe these charges are based on reasonable assumptions, they may not necessarily be indicative of the expenses that would have been incurred had McAfee.com operated as a separate, unaffiliated entity during these periods. In particular, periods prior to fiscal 1999 do not include the expenses incurred under McAfee.com’s license agreement with Network Associates.

      Since January 1, 1999, Network Associates has provided various management services under a corporate management services agreement between Network Associates and McAfee.com. The statement of operations includes all revenues and expenses directly attributable to McAfee.com including charges for shared facilities, functions and services used by McAfee.com and provided by Network Associates. A number of expenses, such as research and development expenses, sales and marketing expenses and general and administrative expenses, have been allocated based on Network Associates’ management’s estimate of the cost of services provided by them. These allocations were generally based on either a direct cost pass-through or percentage of total expenses for the services provided, based on headcount.

	Six Months Ended
	June 30,		Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$39,461	$27,225	$62,024	$46,866	$24,497	$6,292	$2,530
Gross profit	29,620	16,823	41,280	31,112	8,560	2,587	428
Income (loss) from operations	11,427	(3,357)	(192)	(31,971)	(28,331)	(1,993)	(1,508)
Net income (loss)	11,947	(2,976)	(854)	(27,469)	(27,926)	(1,993)	(1,508)
Net income (loss) per share, basic	0.25	(0.07)	(0.02)	(0.62)	(0.76)	—	—
Net income (loss) per share, diluted	0.24	(0.07)	(0.02)	(0.62)	(0.76)	—	—
Shares used in per share calculation — basic	47,837	44,811	45,548	44,066	36,554	—	—
Shares used in per share calculation — diluted	48,926	44,811	45,548	44,066	36,554	—	—
As adjusted net income (loss)(1)	11,947	(277)	4,560	(22,599)	(27,926)	(1,993)	(1,508)
As adjusted basic net income (loss) per share(1)	0.25	(0.01)	0.10	(0.51)	(0.76)	—	—
As adjusted diluted net income (loss) per share(1)	0.24	(0.01)	0.10	(0.51)	(0.76)	—	—

	June 30,	December 31,

	2002	2001	2000	1999	1998	1997

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$117,386	$102,507	$71,419	$86,499	$—	$—
Working capital	58,727	47,271	5,784	42,009	(5,196)	(3,268)
Total assets	142,054	124,444	98,132	95,287	2,438	21
Deferred revenue	38,326	33,206	26,679	21,280	6,388	2,976
Receivable from (payable to) Network Associates	(5,763)	(8,210)	(8,256)	(8,313)	1,286	(275)
Total stockholders’ equity/ (Divisional deficit)	85,331	71,892	53,481	55,991	(5,131)	(3,247)

(1)	As adjusted net income (loss) and net income (loss) per share amounts reflect the exclusion of amortization of goodwill and certain intangible assets of approximately $2.7 million for the six months ended June 30, 2001 and approximately $5.4 million and $4.9 million for the years ended December 31, 2001 and 2000, respectively. These amounts are presented to comply with SFAS 142 as if this standard had been adopted at the beginning of the respective periods. There was no amortization of goodwill or intangible assets during each of the years ended December 31, 1999, 1998 and 1997.

FINANCIAL FORECASTS

      Each of Network Associates’ and McAfee.com’s management regularly prepares and publicly announces financial forecasts regarding their anticipated operating results. Neither Network Associates nor McAfee.com has, to date, provided an update to their forecasts set forth below since their public dissemination. The forecasts were made on and as of the dates noted, and the inclusion of these forecasts in this prospectus should not be viewed as an update or a confirmation of those forecasts as of the date of this prospectus. Except to the extent required under applicable securities laws, neither Network Associates nor McAfee.com intends to make publicly available any update or other revisions to any of the forecasts to reflect circumstances existing after the date of prior public announcement of such forecasts.

Network Associates

      Set forth below are Network Associates’ financial estimates, excluding McAfee.com, for (i) revenue and pro forma earnings per share, or EPS, for the third quarter of 2002 and (ii) pro forma EPS for calendar 2002, each published by Network Associates in a press release on July 11, 2002 and in a publicly available conference call on the same date. Guidance for pro forma EPS excludes interest expense on Network Associates’ convertible debt, amortization expense, compensation charges relating to employee stock options, and one-time charges.

Revenue
Third Quarter 2002	$205 million to $215 million
Pro Forma EPS
Third Quarter 2002	$0.11 to $0.13
Calendar 2002.	$0.50 to $0.55

      Network Associates did not provide guidance for the consolidated entity including McAfee.com. For calendar 2002, excluding McAfee.com, in its July 11, 2002 press release and on its publicly available conference call, Network Associates indicated that it expected revenues at the lower end of its revenue guidance made public on April 11, 2002.

McAfee.com

      Set forth below are McAfee.com’s financial estimates for the third quarter of 2002 and calendar 2002 for revenue and pro forma EPS disclosed on a conference call by McAfee.com on July 10, 2002. Guidance for pro forma EPS excludes amortization expense, compensation charges or credits relating to employee stock options, and charges relating to the exchange offer.

Revenue
Third Quarter 2002	$22 million
Calendar 2002.	$84 million to $85 million
Pro Forma EPS
Third Quarter 2002	$0.10
Calendar 2002.	$0.37 to $0.38

      The above Network Associates guidance has not been adjusted to give effect to the offer or merger. If the offer and merger are completed, Network Associates expects to incur one-time charges in connection with integration and other activities and also expects to incur significant non-cash charges in connection with the assumption of vested and unvested options to acquire shares of McAfee.com common stock. See “Risk Factors — We may incur integration and restructuring costs and other charges” and “— We may incur significant stock-based charges related to McAfee.com options assumed in the merger of McAfee.com into Network Associates” on page 17 of this prospectus.

      The financial forecasts included in this prospectus have been prepared by, and are the responsibility of, Network Associates’ and McAfee.com’s management, as applicable. PricewaterhouseCoopers LLP has neither examined nor compiled these forecasts and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports incorporated by reference in this prospectus relate to the historical financial statements of Network Associates and McAfee.com. The reports do not extend to Network Associates’ or McAfee.com’s financial forecasts set forth above and should not be read to do so.

      The Network Associates and McAfee.com financial forecasts were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the inclusion of the forecasts herein should not be regarded as a representation by Network Associates or McAfee.com or any other person that such forecasts are or will prove to be correct. While presented with numerical specificity, the forecasts are based on a variety of assumptions relating to the business of Network Associates and McAfee.com and are inherently subject to significant uncertainties and contingencies that are beyond the control of the management of Network Associates and McAfee.com. These include the impact of general economic and business conditions, the competitive environment in which each company operates, as well as other factors. See “Risk Factors” beginning on page 16. By including the forecast of McAfee.com in this document, Network Associates does not adopt that forecast.

COMPARATIVE PER SHARE DATA

      The following table presents the Network Associates and McAfee.com historical and pro forma combined and McAfee.com pro forma equivalent per share data as of and for the twelve months ended December 31, 2001 and the six months ended June 30, 2002. The information presented should be read in conjunction with the historical financial statements and related notes thereto of Network Associates and McAfee.com and the selected historical financial data including the notes thereto, each incorporated by reference in or included elsewhere in this prospectus. Comparative pro forma data have been included for comparative purposes only and do not purport to be indicative of (i) the results of operations or financial position which actually would have been obtained if the offer and the merger had been completed at the beginning of the period or as of the date indicated or (ii) the results of operations or financial position which may be obtained in the future.

			Network
			Associates and
			McAfee.com
			Unaudited	McAfee.com
	Network		Pro Forma	Equivalent
	Associates	McAfee.com	Combined	Unaudited
	Historical	Historical	Per Share Data	Pro Forma
	Per Share Data	Per Share Data	(1)(2)(3)	Per Share Data(1)

Year Ended December 31, 2001
Loss per share before extraordinary item
Basic and Diluted	$(0.74)	$(0.02)	$(0.77)	$(0.52)
Net loss per share
Basic and Diluted	(0.73)	(0.02)	$(0.75)	$(0.51)
Cash dividends per share of common stock	0.00	0.00	0.00	0.00
Book value per share of common stock(4)	$3.00	$1.51	$3.44	$2.32
Six Months Ended June 30, 2002
Net income per share
Basic	$0.25	$0.25	$0.25	$0.17
Diluted	0.24	0.24	$0.23	$0.16
Cash dividends per share of common stock	0.00	0.00	0.00	0.00
Book value per share of common stock(5)	$3.77	$1.78	$4.15	$2.80

(1)	The unaudited pro forma combined loss and book value per share of common stock are based on McAfee.com stockholders (other than Network Associates and its affiliates) receiving 0.675 of a share of Network Associates common stock plus $8.00 in cash for each share of McAfee.com Class A common stock. The McAfee.com equivalent unaudited pro forma per share data are calculated by multiplying the unaudited pro forma combined per share data by 0.675.

(2)	Reflects the historical operations of Network Associates and McAfee.com adjusted to reflect the impact of purchase accounting by Network Associates and the issuance of Network Associates common stock and the payment of cash in the offer and merger.

(3)	Based on the stock price of Network Associates as of August 12, 2002 and the offer consideration of 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each outstanding McAfee.com share, we have estimated a purchase price of approximately $185.4 million. For purposes of the calculation of pro forma combined net loss per share, we have performed a preliminary allocation of this purchase price and estimated a useful life for the resulting identifiable intangibles. We have estimated that approximately $20.0 million will be allocated to the minority share of intangibles, primarily purchased technology, tradenames, website and customer contracts and lists, and have estimated the useful lives of these intangibles to be between 2 and 3 years. In addition, we have provided for an estimated deferred tax liability of approximately $8 million in respect of these intangibles. Of the total estimated purchase price, approximately $156.6 million is estimated to be recorded as goodwill, which will not be subject to amortization. The purchase price and associated allocation is estimated based on facts and circumstances as of the date of this prospectus. Upon completion of the offer and merger, we will perform a more detailed purchase price allocation. We have also included within pro forma combined net loss per share an adjustment for amortization of estimated stock compensation to be recorded as a result of the assumption of McAfee.com options in the merger of approximately $4.4 million and $1.0 million for the year ended December 31, 2001 and the six months ended June 30, 2002, respectively, together with an associated tax benefit of approximately $1.7 million and $0.4 million, respectively. Pro forma combined net loss per share excludes an estimated stock-based compensation charge of approximately $30.1 million related to vested McAfee.com options, which will be assumed by us. The options assumed by us will be subject to variable accounting treatment. As a result, we will remeasure the total stock based compensation charge, based on the excess of the fair market value of our stock over the exercise price of the options plus the $8.00 per share of cash which will be paid upon exercise, until the earlier of the date of exercise, forfeiture or cancellation without replacement. The pro forma compensation charge is based on options to purchase approximately 2.6 million shares of our common stock being issued upon completion of the merger. Based on this, the total amount of compensation recorded will increase by approximately $2.6 million for every $1.00 increase in the price of our common stock.

(4)	Book value per share of common stock at December 31, 2001 is computed by dividing stockholders’ equity by the number of shares of common stock outstanding as of December 31, 2001 of 140.7 million and of 47.5 million for Network Associates and McAfee.com, respectively. Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding as of December 31, 2001.

(5)	Book value per share of common stock at June 30, 2002 is computed by dividing stockholders’ equity by the number of shares of common stock outstanding as of June 30, 2002 of 147.7 million and of 48.0 million for Network Associates and McAfee.com, respectively. Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding as of June 30, 2002.

COMPARATIVE MARKET VALUE

      The following table sets forth:

•	the closing prices per share and aggregate market value of Network Associates common stock on the New York Stock Exchange and of McAfee.com common stock on the Nasdaq National Market on:

•	April 9, 2002, the last trading day prior to the public announcement of our prior exchange offer with an exchange ratio of 0.78 of a share of Network Associates common stock, which was previously recommended by the McAfee.com special committee in April 2002;

•	June 28, 2002, the last trading day prior to the public announcement of the current offer with an exchange ratio of 0.78 of a share of Network Associates common stock, the same as in the prior offer;

•	July 15, 2002, the last trading day prior to the public announcement of our increase in the exchange ratio for the current offer to 0.90 of a share of Network Associates common stock;

•	August 12, 2002, the last trading day prior to the public announcement of the revised current offer of 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest;

•	August 23, 2002, the last trading day prior to the public announcement of the McAfee.com special committee’s recommendation of our current offer;

•	the equivalent price per share and equivalent market value of McAfee.com Class A common stock, based on that applicable offer consideration and number of outstanding shares of Network Associates and McAfee.com common stock.

	Network Associates	McAfee.com	McAfee.com
	Historical	Historical	Equivalent

On April 9, 2002
Closing price per share of common stock	$22.50	$16.50	$17.55(1)
Market value of common stock(2)	$3.3 billion	$789 million	$839 million
On June 28, 2002
Closing price per share of common stock	$19.27	$14.64	$15.03(1)
Market value of common stock(3)	$2.8 billion	$703 million	$722 million
On July 15, 2002
Closing price per share of common stock	$12.75	$10.94	$11.48(4)
Market value of common stock(3)	$1.9 billion	$525 million	$551 million
On August 12, 2002
Closing price per share of common stock	$11.01	$12.84	$15.43(5)
Market value of common stock(3)	$1.62 billion	$616 million	$741 million
On August 23, 2002
Closing price per share of common stock	$14.56	$17.72	$17.83(5)
Market value of common stock(3)	$2.15 billion	$851 million	$856 million

(1)	The McAfee.com equivalent data corresponds to offer consideration of 0.78 of a share of Network Associates common stock for each share of McAfee.com common stock.

(2)	Market value based on 146,844,567 shares of Network Associates common stock and 47,817,700 shares of McAfee.com common stock outstanding on March 31, 2002, including the 36,000,000 shares of Class B common stock owned by Network Associates, excluding shares held in treasury.

(3)	Market value based on 147,724,216 shares of Network Associates common stock and 48,016,198 shares of McAfee.com common stock outstanding on June 30, 2002, including the 36,000,000 shares of Class B common stock owned by Network Associates, excluding shares held in treasury.

(4)	The McAfee.com equivalent data corresponds to offer consideration of 0.90 of a share of Network Associates common stock for each share of McAfee.com common stock.

(5)	The McAfee.com equivalent data corresponds to offer consideration of 0.675 of a share of Network Associates common stock, plus $8.00 in cash, without interest, for each share of McAfee.com common stock.

      The market prices of shares of Network Associates common stock and McAfee.com common stock are subject to fluctuation. You are urged to obtain current market quotations. See “Risk Factors — Because the offer consideration includes a fixed number of Network Associates shares, the value of Network Associates shares at the time you receive the offer consideration could be less than their value at the time you tender your McAfee.com shares” and “— Because the offer consideration includes a cash component, you will have a diminished participation in the business of the combined company following the offer and merger” on page 16 of this prospectus.

COMPARATIVE PER SHARE PRICES AND DIVIDENDS

Network Associates

      Since February 12, 2002, Network Associates common stock has been listed on the New York Stock Exchange under the symbol “NET.” Prior to that time, Network Associates common stock was listed on the Nasdaq National Market under the symbol “NETA.” The following table sets forth the high and low closing sales prices per share of Network Associates common stock, as reported on the New York Stock Exchange or the Nasdaq National Market, as applicable, for the quarterly periods presented below. The prices appearing in the tables below do not reflect retail mark-up, mark-down or commission and, for the periods prior to February 12, 2002, reflect over the counter market quotations and may not necessarily represent actual transactions.

	Network Associates
	Common Stock

	High	Low

2002:
Third Quarter (through September 10, 2002)	$19.60	$10.10
Second Quarter	$25.81	$16.29
First Quarter	$30.26	$22.23
2001:
Fourth Quarter	$27.27	$13.40
Third Quarter	$16.84	$10.56
Second Quarter	$16.50	$6.00
First Quarter	$8.38	$4.19
2000:
Fourth Quarter	$23.00	$4.13
Third Quarter	$26.25	$18.19
Second Quarter	$29.25	$19.75
First Quarter	$36.69	$23.31

      You are urged to obtain current market quotations. See “Risk Factors — Because the offer consideration includes a fixed number of Network Associates shares, the value of Network Associates shares at the time you receive the offer consideration could be less than their value at the time you tender your McAfee.com shares” on page 16.

      We have not paid any cash dividends since our reorganization into a corporate form in October 1992. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

McAfee.com

      McAfee.com Class A common stock is quoted on the Nasdaq National Market under the symbol “MCAF.” The prices per share reflected in the table below represent the range of high and low closing sales prices of McAfee.com’s Class A common stock as reported on the Nasdaq National Market for the quarterly periods presented below. The prices appearing in the tables below reflect over the counter market quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	McAfee.com
	Common Stock

	High	Low

2002:
Third Quarter (through September 10, 2002)	$18.40	$10.61
Second Quarter	$19.97	$12.08
First Quarter	$40.98	$10.40
2001:
Fourth Quarter	$38.20	$13.75
Third Quarter	$17.10	$10.05
Second Quarter	$14.56	$6.00
First Quarter	$8.72	$4.75
2000:
Fourth Quarter	$14.25	$2.63
Third Quarter	$33.88	$13.38
Second Quarter	$49.06	$17.38
First Quarter	$55.50	$32.38

      You are urged to obtain current market quotations. See “Risk Factors — Because the offer consideration includes a fixed number of Network Associates shares, the value of Network Associates shares at the time you receive the offer consideration could be less than their value at the time you tender your McAfee.com shares” on page 16.

      McAfee.com has not declared any dividends on its common stock and has previously stated that it has no intention to do so.

SPECIAL FACTORS AND BACKGROUND

Formation of McAfee.com and Its IPO

      In December 1999, McAfee.com completed the initial public offering of approximately 17% of its total outstanding common stock at such time. McAfee.com’s most significant product is the offering of McAfee anti-virus software as an ASP subscription service to consumers and, more recently, small to medium-sized businesses. Under the ASP business model, customers purchase a subscription to the online service allowing them use of the software for a period of time. In effect, customers “rent” McAfee anti-virus software rather than purchase a license to the underlying software. McAfee.com also derives significant revenue from the sale of traditional “shrink-wrapped” boxed software products, including McAfee anti-virus software, through its online store operated at www.McAfee.com. As permitted under its agreements with McAfee.com, Network Associates offers competing ASP products and services to business customers and government customers and consumers. Network Associates also sells traditional boxed software products to consumers through traditional non-online distribution channels and through the Internet at www.mcafee-at-home.com.

      In connection with the formation of McAfee.com, Network Associates and McAfee.com entered into a number of agreements. See “Relationship Between McAfee.com and Network Associates — Intercompany Arrangements.” The most significant agreement is the technology cross-license agreement in which the parties agreed that, among other things:

•	McAfee.com could utilize Network Associates’ technology to offer single-user consumer licenses for products and services sold over the Internet or for Internet-based products and licensing of the technology to original equipment manufacturers, or OEMs, for sale to individual consumers; and

•	Network Associates retained the right to sell “shrink-wrapped” boxed products incorporating the licensed technology through non-online distribution channels.

      In March 2001, Network Associates and McAfee.com entered into reseller agreements, under which the parties agreed that McAfee.com could resell Network Associates products to business customers, except in Japan, and Network Associates could resell McAfee.com products and, in certain cases, Network Associates products to OEMs and consumers, directly or through ASPs.

      Network Associates originally formed McAfee.com as a separate consumer-focused company, among other reasons, to:

•	address the risk that new or existing competitors would utilize the Internet to supplant sales of Network Associates’ traditional boxed software products, particularly McAfee anti-virus products;

•	establish an environment specifically focused on creating the ASP business model and developing the related technology and IT infrastructure;

•	provide greater operating and financial visibility for the McAfee.com business, which was expected to and did incur significant losses in 1999 and 2000 and a smaller level of losses in 2001; and

•	capitalize, through continued majority ownership of McAfee.com, on the higher financial market valuations given at the time to Internet-based companies, particularly consumer-focused Internet companies.

Network Associates’ Recent Business Focus

      Since early 2001, we have experienced a change in senior management, added four new members to our board of directors and sought to reposition our company to, among other things, better focus our product offerings, our product development efforts and acquisition strategy, and eliminate overlapping objectives between our business units. Toward that end:

•	in early 2001, we integrated myCIO’s ASP product and service offerings into our McAfee product group, with these products now being offered as McAfee ASaP products and services;

•	in the fourth quarter of 2001, we integrated some activities of our former PGP product group into our McAfee business unit;

•	in February 2002, we completed the sale of our Gauntlet firewall business; and

•	we recently completed the sale of our PGP desktop encryption business.

Background and Contacts

      From time to time, particularly since early 2001, our senior management and board of directors have evaluated in general terms the advisability of recombining the Network Associates and McAfee.com businesses. In addition, McAfee.com’s chief executive officer, Srivats Sampath, has raised with our senior management the possibility of recombining the businesses.

     Our Previous Offer and Its Withdrawal

      On February 27, 2002, members of our senior management met with representatives of J.P. Morgan Securities Inc., or JPMorgan, and our outside counsel, Wilson Sonsini Goodrich & Rosati, or WSGR, to consider the possible recombination and the means by which it might be effected. We subsequently retained JPMorgan to act as our financial adviser in connection with the offer and merger.

      Over the next several weeks, senior management continued to consult with JPMorgan and outside counsel regarding the possible recombination and senior management continued to review the merits of a recombination as compared to McAfee.com remaining a separate public company.

      At a meeting of Network Associates’ board of directors held on March 16, 2002, the board considered the previous offer and merger. Also present and providing input were members of senior management, our financial advisers, JPMorgan, and outside counsel, WSGR. After deliberation and consideration of the then-relevant factors, the previous offer was unanimously approved by our board of directors.

      On March 16, 2002, Mr. Samenuk, our chairman and chief executive officer, and the chairman of McAfee.com’s board of directors, held a telephonic conversation with McAfee.com’s outside directors and Mr. Sampath to inform them of the previous offer.

      On March 18, 2002, McAfee.com announced that the board of directors of McAfee.com had formed a special committee of independent and outside directors to review and evaluate McAfee.com’s options and make recommendations to the McAfee.com board of directors.

      On March 25, 2002 and prior to the commencement of the previous offer, the McAfee.com special committee publicly indicated that it believed that offer was inadequate from a financial point of view. Like the current offer, the previous offer, was made directly to McAfee.com stockholders. Under Delaware law no approval of McAfee.com, its board of directors or any special committee of its board was required in connection with our previous offer or is required in connection with our current offer.

      On March 26, 2002, we announced that the staff of the SEC has commenced a “Formal Order of Private Investigation.”

      On March 29, 2002, we commenced the prior offer.

      On April 3, 2002, representatives of JPMorgan and Morgan Stanley, financial advisors to McAfee.com, met at JPMorgan’s San Francisco offices. During this meeting, the Morgan Stanley representatives presented the special committee’s views on the transaction and the related exchange ratio in the prior offer. The participants also discussed the possibility of Network Associates and McAfee.com conducting a mutual financial due diligence investigation. The participants did not have authority to negotiate or agree on the pricing terms of the offer.

      On April 5, 2002, representatives of Morgan Stanley and JPMorgan held discussions about the timing and scope of mutual financial diligence review of McAfee.com and Network Associates. Also on April 5, 2002, representatives of Skadden, Arps, Slate, Meagher & Flom, or Skadden, Arps, outside counsel to McAfee.com and the McAfee.com special committee, and WSGR discussed the timing and scope of mutual legal diligence review of McAfee.com and Network Associates.

      On April 6, 2002, representatives of Morgan Stanley and JPMorgan conducted mutual financial diligence review. Representatives of Skadden, Arps had telephonic discussions with Kent Roberts, executive vice president and general counsel of Network Associates, and representatives of WSGR about legal matters relating to Network Associates.

      On April 7, 2002, the Network Associates board met telephonically to receive an update from its legal and financial advisers regarding the previous offer and the results of mutual legal and financial due diligence. Following this update, the Network Associates board of directors approved the formation of a pricing committee of the board with Mr. Samenuk as the sole committee member. The pricing committee was authorized, following consultation with board members and the proper officers of the company and its advisers, to (1) increase the exchange ratio in the prior offer and (2) change the conditions of the previous offer. Approval of any such increase in the exchange ratio was conditioned on Mr. Samenuk’s prior receipt of confirmation from JPMorgan that the exchange ratio in the previous offer made to the McAfee.com stockholders, as amended, was fair to Network Associates from a financial point of view.

      Following the Network Associates board meeting, Mr. Samenuk, after consulting with the proper officers of Network Associates and our financial and legal advisors, requested that a representative of JPMorgan communicate to a Morgan Stanley representative a proposed exchange ratio in the previous offer of 0.7425 and the proposed amended offer conditions, including the restriction on our ability to waive the 90% minimum tender condition. In both the prior offer and in this offer, we may waive the minimum condition, but in no event will we exchange shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares owned by us, are tendered in the offer.

      On April 8, 2002, representatives of WSGR and Skadden, Arps reviewed the McAfee.com special committee’s modifications to the proposed amended conditions for the previous offer.

      On April 8, 2002, Messrs. Gill and Samenuk attempted unsuccessfully on several occasions to speak with each other by telephone. Mr. Samenuk and other members of senior management were traveling that day to attend Network Associates’ quarterly board meeting in New York City.

      On April 9, 2002, Messrs. Gill and Samenuk spoke by telephone. During this conversation, Mr. Gill requested an additional increase in the offer price and indicated that the special committee was seeking modifications to the proposed amended offer conditions. Mr. Samenuk indicated that he intended to confer with the members of the Network Associates board, financial advisors and legal counsel regarding the proposal.

      At Mr. Samenuk’s direction, after conferring with Network Associates’ board members and advisors, representatives of WSGR communicated to Skadden, Arps agreed changes to the conditions of our previous offer and a representative of JPMorgan communicated to Morgan Stanley an increased exchange ratio in the previous offer of 0.76. Mr. Gill conferred telephonically with the special committee’s legal and financial advisers and determined preliminarily to accept the amended conditions and propose an increased exchange ratio. Mr. Gill called Mr. Samenuk and following discussion, Mr. Gill indicated to Mr. Samenuk that he thought the special committee would approve an amended exchange ratio of 0.78.

      On the evening of April 9, 2002, the McAfee.com special committee met with its financial and legal advisors. After receiving the oral opinion of Morgan Stanley, subsequently confirmed in writing, that, subject to and based on the assumptions set forth in its written opinion, the exchange ratio in the previous offer was fair from a financial point of view to the holders of Class A common stock, other than Network Associates and its affiliates, the McAfee.com special committee, determined unanimously that the previous offer was fair and resolved to recommend that holders of Class A common stock accept the prior offer and exchange their shares in the offer.

      Following the special committee meeting, the full McAfee.com board met, with representatives of Skadden, Arps and Morgan Stanley present, and received the recommendation of the McAfee.com special committee. The McAfee.com board then, upon reliance of the recommendation of the special committee, determined that the previous offer was fair and recommended that holders of Class A common stock accept the previous offer and exchange their shares in that offer and authorized the filing of the Schedule 14D-9 in connection with the previous offer.

      On April 10, 2002, before the opening of market trading, Network Associates and McAfee.com issued a joint press release announcing the amended offer.

      On April 25, 2002, we announced that we had discovered accounting inaccuracies in certain prior period financial statements, requiring restatement of our financial statements for those periods, and that we were withdrawing the prior offer. Subsequently, under the direction of the audit committee of our board of directors, we conducted an internal investigation to determine the scope and magnitude of these inaccuracies.

      On May 17, 2002, we announced that our audit committee had completed its internal accounting investigation and that we intended to restate certain of our financial statements. On June 28, 2002, we filed the restated financial statements with the SEC.

     Our Current Offer

      Since the termination of our previous offer, we and McAfee.com have continued to experience actual and potential conflicts between the companies and their sales forces, and distractions to senior management, due to overlapping objectives of our business units and confusion over market boundaries. For example, as part of an ongoing dispute regarding the scope of our reseller agreement, in early June, following a written request by McAfee.com, we transferred to McAfee.com the negotiation of a third-party ASP contract. McAfee.com believed that an arrangement between Network Associates and the consumer ASP was not permitted under the terms of our reseller agreement because the customer sought to license our anti-virus technology for ASPs and not McAfee.com’s. Our reseller agreement with McAfee.com allows us to resell McAfee.com products and, in certain cases, Network Associates products to consumers, directly or through ASPs. See “Relationship Between McAfee.com and Network Associates — Intercompany Arrangements — Reseller Agreements.”

      In light of these and other events, Mr. Sampath recently proposed that the McAfee.com board form an “executive committee” consisting of himself, Mr. Gill and Dr. Schell. Under the proposal, the executive committee would be given all powers and authority of the McAfee.com board in the management of the business and affairs of McAfee.com in all circumstances that it determined, in its sole discretion, there to be a conflict of interest, a potential for a conflict of interest or the appearance of a conflict of interest between McAfee.com and Network Associates. This proposal is viewed by Network Associates as overly broad and detrimental to our interests as a McAfee.com stockholder. To date, this proposal has not been approved by the McAfee.com board. The current composition of the McAfee.com board, with Network Associates currently holding only two of the five McAfee.com board seats, was established in connection with McAfee.com’s initial public offering in 1999. Under the current circumstances, we believe that the general fiduciary duties of the McAfee.com directors are sufficient to protect all McAfee.com stockholders and it is inappropriate to abdicate overall board responsibility on these matters to an executive committee.

      On June 12 and June 27, 2002, members of our senior management met with representatives of JPMorgan and WSGR to reconsider the possibility of recombining Network Associates and McAfee.com by means of a new offer and proposed merger.

      On June 30, 2002, our board of directors met and considered the offer and merger. Also present and participating were members of senior management, our financial advisers and outside counsel. After deliberation and consideration of the factors described below (including among other things, the strategy of better focusing the companies’ product offerings to the markets for small to medium-sized businesses and consumers; the ability of the McAfee.com stockholders to participate in the combined business; and the tax treatment of the transaction), the offer and merger were unanimously approved. At this meeting JPMorgan delivered its oral opinion to the Network Associates board that the exchange ratio in the offer made to the McAfee.com stockholders was fair to Network Associates from a financial point of view. JPMorgan subsequently confirmed this opinion in writing as described below.

      Later on the evening of June 30, 2002, Mr. Samenuk and the chairman of McAfee.com’s board of directors, attempted to reach McAfee.com’s chief executive officer and the outside and independent directors by telephone to inform them of our intent to announce and commence the offer. Mr. Samenuk successfully reached Dr. Schell, one of McAfee.com’s independent directors, by telephone, and subsequently delivered the following letter on Network Associates letterhead to each of the McAfee.com directors who were not members of our board or management:

          Via Facsimile and U.S. Mail

June 30, 2002

Board of Directors
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, CA 94085

Dear McAfee.com Board of Directors:

Network Associates’ board of directors continues to believe that it is desirable to recombine McAfee.com and Network Associates and the recombination is strategically and operationally compelling. Among other things, a recombination will serve to reduce or eliminate market confusion due to similarities in our products, customers and Web sites and will allow for a more targeted market approach, particularly in the consumer and small to medium-sized business market for our products.

We plan to announce tomorrow our intention to commence an exchange offer pursuant to which McAfee.com’s public stockholders will be offered 0.78 of a share of common stock of Network Associates in a tax-free exchange for each outstanding share of McAfee.com Class A common stock. The exchange ratio in our offer is the same as that in the prior exchange offer we withdrew on April 25th. The other terms are the same as those in the prior exchange offer, with limited modifications to the conditions. Based on the $19.27 closing price of our shares on June 28, 2002, our offer represents a value of approximately $15.03 per Class A share and a 3% premium to the June 28, 2002 closing price for McAfee.com Class A common stock.

We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about July 2, 2002. While our offer is being made to McAfee.com’s stockholders and McAfee.com board approval is not required, we are aware of the obligation of McAfee.com’s board to respond to our offer under the U.S. tender offer rules. In that regard, we would expect and support any decision to reconstitute the previously formed special committee of outside and independent directors that evaluated our previous offer. Also enclosed is a copy of the press release that is being issued tomorrow.

Sincerely,
/s/ GEORGE SAMENUK
George Samenuk
Chairman and CEO

      On July 1, 2002, we issued a press release announcing our intention to commence the transaction.

      In the week following the commencement of our offer on July 2, 2002, representatives of WSGR contacted representatives of Skadden, Arps several times to discuss the scheduling of mutual due diligence, including diligence relating to the status of the SEC’s formal investigation involving Network Associates. As noted above, in connection with the previous offer, the parties conducted mutual due diligence. Representatives of Skadden, Arps on behalf of the McAfee.com special committee declined.

      On July 5, 2002, Mr. Gill and Mr. Samenuk had a brief conversation regarding the offer. This discussion was inconclusive.

      On July 5, 2002, representatives of WSGR made a telephonic request to representatives of Skadden, Arps that WSGR representatives should be present, on behalf of Network Associates, at the McAfee.com board meeting scheduled for July 8, 2002 if the agenda of the meeting included consideration of structural defenses relating to the offer, including the adoption of a stockholder rights plan. Representatives of Skadden, Arps declined this request.

      On July 8, 2002, McAfee.com held a regularly scheduled board meeting. Also attending were representatives of Morgan Stanley and Skadden, Arps. During the meeting, representatives of Skadden, Arps and Morgan Stanley discussed the adoption of a stockholder rights plan and a follow-on public offering by McAfee.com of up to $100 million of its Class A common stock. A discussion ensued. Either of these actions, if taken, would constitute an impermissible structural defense triggering the conditions of our offer. With respect to the stockholder rights plan, and as part of these discussions, Mr. Richards objected to the adoption of a stockholder rights plan and noted that Network Associates had concluded, among other things, that adoption of the stockholder rights plan as discussed was unenforceable and, more importantly, that the adoption of a stockholder rights plan would constitute an impermissible dilution of Network Associates’ position as a majority stockholder. No action was taken by the McAfee.com board on either of these matters.

      Also discussed at the July 8, 2002 McAfee.com board meeting were intercompany issues between Network Associates and McAfee.com and a means by which to resolve these issues. Mr. Sampath from time to time has acknowledged that there are issues from both companies’ perspective under the intercompany arrangements. However, matters presented by Mr. Sampath at this meeting addressed only possible violations by Network Associates and an audit of Network Associates’ activities, but did not address alleged violations by McAfee.com or an audit of McAfee.com’s activities. No action was taken on these matters.

      On July 9, 2002, the Network Associates board held a regularly scheduled board meeting. At this meeting, the Network Associates board received an update regarding the offer from senior management. Following this update and on the basis of a number of factors, the Network Associates board of directors approved the formation of a pricing committee of the board with Mr. Samenuk and Mr. Robert Pangia as the committee members. The pricing committee was authorized, following consultation with board members and the proper officers of the company and its advisers, to (i) increase the exchange ratio in the offer and (ii) change the conditions of the offer, in each case consistent with guidance given by the board. Approval of any such increase in the exchange ratio was conditioned on the pricing committee’s prior receipt of confirmation from JPMorgan that the exchange ratio in the offer made to the McAfee.com stockholders, as amended, was fair to Network Associates from a financial point of view.

      On July 10, 2002, following the closing of market trading, McAfee.com announced its operating results for the second quarter ended June 30, 2002. On July 11, 2002, before the opening of market trading, Network Associates announced its operating results for the second quarter ended June 30, 2002.

      On July 12, 2002, Mr. Samenuk telephoned Mr. Gill regarding the offer. During this conversation, Mr. Gill suggested that the market did not appropriately value McAfee.com’s stock because McAfee.com’s shares had traded based on the value of Network Associates common stock and that an exchange ratio of 1.5 shares of Network Associates common stock was appropriate. Mr. Samenuk rejected this proposed exchange ratio and valuation methodology out of hand based on (i) the vast difference between the then-current 0.78 offer price and Mr. Gill’s suggested exchange ratio and (ii) his belief that the exchange ratio suggested by Mr. Gill was based on a hypothetical and non-traditional valuation methodology, which is described below. During this conversation, among other things, Mr. Samenuk did, however, indicate that Network Associates was prepared to increase the exchange ratio in the offer to 0.85 of a share of Network Associates stock for each share of McAfee.com Class A common stock, assuming that the special committee was prepared to recommend the offer and neither the McAfee.com board nor special committee took any action to cause the conditions of the offer not to be satisfied.

      On July 13, 2002, the McAfee.com board held a special meeting telephonically. No action was taken at this meeting. During this meeting, it was communicated to Mr. Samenuk by Dr. Schell and representatives of Skadden, Arps that (i) the McAfee.com special committee had rejected as inadequate our offer of 0.78, and any potential increase of our offer to 0.85, of a share of Network Associates common stock for each share of

McAfee.com Class A common stock and (ii) the agenda for the McAfee.com board meeting scheduled for July 15 would include a proposal to adopt a stockholder rights plan.

      Later on the afternoon of July 13, 2002, representatives of JPMorgan contacted representatives of Morgan Stanley to discuss Morgan Stanley’s views as to a valuation for McAfee.com common stock. These conversations were inconclusive with JPMorgan disagreeing as to, among other things, (i) Morgan Stanley’s use of a hypothetical valuation analysis, which JPMorgan did not view as appropriate for providing fairness opinions, (ii) Morgan Stanley’s inclusion of eBay and PayPal in the McAfee.com comparable company group and (iii) the failure by Morgan Stanley to create a traditional valuation for McAfee.com based on a broader group of IT security companies. In addition to the more traditional valuation methodologies, Morgan Stanley employed a valuation methodology which, among other things, sought to create a hypothetical unaffected valuation for McAfee.com shares based on (i) McAfee.com’s share price prior to announcement of our original offer on March 18, 2002 and (ii) the market performance of a bundle, or index, of companies determined comparable by Morgan Stanley, including eBay and PayPal, since our original offer was announced, with an additional change of control premium being attached by Morgan Stanley to that hypothetical valuation. JPMorgan did not view eBay as an appropriately comparable company because (i) eBay has a transaction-based business model that is inherently different from McAfee.com’s subscription-based business model, and (ii) McAfee.com is a security software company while eBay is in a completely unrelated market, the online auction business. Also, eBay has a market capitalization of approximately $17 billion and enjoys a significant market premium due to its status as arguably the most successful and well-known Internet company. Similarly, JPMorgan did not view PayPal as comparable because PayPal also has a transaction-based revenue model with a different market, was one of the most successful IPOs in 2002 and its trading price had been impacted favorably by its pending acquisition by eBay and speculation since PayPal’s IPO in February regarding that possible acquisition. In addition, as the offer and merger do not involve a change of control, it does not follow that a change of control premium should attach.

      On the morning of July 14, 2002, members of Network Associates senior management conferred with representatives of JPMorgan and WSGR to review the status of events and Morgan Stanley’s purported valuation methodology (including the creation of a “hypothetical unaffected value” for McAfee.com common stock based on the index of comparable companies, the inclusion of eBay in the comparable company group and the application of a premium to this hypothetical valuation). Following this meeting, Mr. Samenuk conferred with Mr. Pangia, the other member of the Network Associates pricing committee.

      Later on July 14, 2002, Mr. Samenuk contacted Mr. Gill by telephone. During their conversation, Mr. Samenuk indicated (i) that an offer of 0.85 was an attractive offer even under Morgan Stanley’s methodology, particularly with the exclusion of eBay as a comparable company; (ii) Network Associates believed that it was inadvisable and inappropriate for the McAfee.com board to adopt a stockholder rights plan or other structural defenses; and (iii) that adoption of a stockholder rights plan or other structural defenses would not end Network Associates’ efforts to seek a recombination. Mr. Samenuk indicated that adoption of a stockholder rights plan or other structural defenses would only deprive McAfee.com stockholders of the right to consider the offer. Mr. Gill indicated that the special committee would be conferring with Morgan Stanley the next morning and that Mr. Gill and Mr. Samenuk should speak after that conversation and prior to the McAfee.com board meeting scheduled for the next morning.

      On the morning of July 15, 2002, Mr. Gill and Mr. Samenuk held a brief telephonic conversation during which they reviewed the status of events. Mr. Samenuk again raised Network Associates’ objections to both the special committee’s purported value for McAfee.com common stock and the adoption of any structural defenses that would prohibit McAfee.com stockholders from considering the offer for themselves. During the conversation, Mr. Samenuk indicated that, in light of market conditions and to secure a favorable recommendation of the McAfee.com board and avoid the controversy that would result if McAfee.com were to attempt the adoption of a stockholder rights plan, Network Associates was prepared to increase the exchange ratio of the offer to 0.90 of a share.

      Later on the morning of July 15, 2002, the McAfee.com board convened. Also present were representatives of Skadden, Arps and Morgan Stanley. Mr. Samenuk and Mr. Richards renewed Network Associates’

continued objections to the adoption of any structural defenses to the offer. During the meeting, members of the McAfee.com special committee indicated that the special committee would not recommend the offer as increased. However, at an exchange ratio of 0.90 of a share, the special committee would not recommend the adoption of, and the McAfee.com board would not adopt, any structural defenses that would prohibit the consideration of the offer by the McAfee.com stockholders.

      On July 15, 2002, we issued a press release announcing that we were increasing the exchange ratio in our offer to 0.90 of a share of Network Associates common stock for each share of McAfee.com common stock.

      On July 16, 2002, McAfee.com announced that its special committee had recommended that McAfee.com stockholders reject our amended offer.

      On July 30, 2002, Mr. Samenuk and Mr. Pangia convened a meeting of the pricing committee of our board of directors to discuss the offer. At the meeting, the pricing committee resolved to extend the current offer until midnight, Eastern Time, on August 13, 2002.

      During the period from July 16 to July 30, 2002, none of our executive officers or representatives had any material contacts regarding the offer with McAfee.com’s executive officers or representatives.

      On the morning of July 31, 2002, prior to 9:00 a.m., Eastern Time, we issued a press release announcing the extension of the expiration of the offer.

      On the morning of August 5, 2002, the general counsels of Network Associates and McAfee.com met to discuss mediation of the intercompany disputes and the related timing. They agreed to target mediation to an October or later date to allow the status of the offer to be resolved. Previously, they identified and agreed upon a mutually acceptable mediator.

      During the week of August 5, 2002, members of Network Associates senior management met telephonically on several occasions with representatives of WSGR and JPMorgan to discuss the status of the offer and available options with respect to the offer.

      On the afternoon of August 12, 2002, the Network Associates board met telephonically to review the status of the offer and, as described below, approved the revised offer consideration of 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each outstanding share of McAfee.com Class A common stock.

      Later on the afternoon of August 12, 2002, following a meeting of the McAfee.com compensation committee, Mr. Samenuk communicated the terms of the revised offer to Mr. Gill and Dr. Schell, the other members of the McAfee.com compensation committee and the members of the McAfee.com special committee. The McAfee.com compensation committee was considering a proposal to extend the time during which members of McAfee.com management with change of control agreements could exercise their McAfee.com options following any triggering of their change of control arrangements. No action on this proposal was taken by the McAfee.com compensation committee.

      Later on the evening of August 12, 2002, Mr. Sampath contacted Mr. Samenuk to confirm the terms of our revised offer.

      On the morning of August 13, 2002, we publicly announced the revised terms of the offer and extended the expiration date of the offer to midnight, Eastern Time, on September 12, 2002.

      On August 13 and 14, 2002, representatives of Skadden, Arps and Morgan Stanley contacted representatives of WSGR and JPMorgan for the purpose of coordinating legal and financial due diligence for the benefit of the McAfee.com special committee.

      On August 19, 2002, Srivats Sampath and Evan Collins, together with representatives of Morgan Stanley, conducted business and financial due diligence on Network Associates. On behalf of Network Associates, Stephen Richards, together with representatives of JPMorgan and WSGR, were present for the meeting.

      On August 20, 2002, representatives of Skadden, Arps, on behalf of the McAfee.com special committee, met telephonically with Kent Roberts, general counsel to Network Associates, and WSGR, to conduct legal due diligence on Network Associates. Representatives of Morgan Stanley were also present, on behalf of the McAfee.com special committee, for a portion of the call.

      On the morning of August 22, 2002, the McAfee.com special committee met, with its financial and legal advisors present, and determined unanimously to recommend that holders of McAfee.com Class A common stock accept the revised offer and exchange their shares in the offer.

      Following the special committee meeting, the full McAfee.com board met, with its financial and legal advisors present, and received the recommendation of the McAfee.com special committee. Based on the McAfee.com special committee’s determination, the McAfee.com board, with both McAfee.com special committee directors voting in favor, and the McAfee.com directors affiliated with Network Associates abstaining, recommended that McAfee.com stockholders accept the revised offer and exchange their shares of McAfee.com Class A common stock in the offer.

      On August 23, 2002, McAfee.com issued a press release announcing the fairness determination and recommendation of our offer described above.

Network Associates’ Timing and Reasons for the Offer and Merger

      At its meeting on June 30, 2002, our board of directors unanimously approved the offer and merger at an exchange ratio of 0.78 of a share. We initially sought to acquire the publicly held shares of McAfee.com in March 2002, through our prior offer, as part of current management’s ongoing efforts to better focus our product offerings and our product development efforts and to eliminate overlapping objectives between our business units, including McAfee.com. For example, in early 2001 we integrated myCIO’s ASP product and service offerings into our McAfee product group, and in late 2002 we integrated some activities of our former PGP product group into our McAfee business unit. We also sought to acquire McAfee.com at that time for the other reasons described below, including continued customer, market and brand confusion and the elimination of actual or potential conflicts between the companies.

      On April 25, 2002, we withdrew the previous offer when we announced that we had discovered accounting inaccuracies in certain prior period financial statements. On June 30, 2002, our board approved an offer at the 0.78 exchange ratio after we had filed the required restated financial statements with the SEC on June 28, 2002. In reaching its conclusion at that meeting to approve the offer, our board of directors considered, among others, the following factors:

•	the offer and merger would further our strategy of better focusing our product offerings and product development efforts and eliminating overlapping objectives between our business units;

•	the expectation that McAfee.com’s business could be efficiently integrated with Network Associates’ business, which would enhance prospects for the combined company due to, among other factors, the following:

•	the reduction or elimination of customer, market and brand confusion due to the similarity in the companies, products, names and web addresses;

•	the reduction or elimination of actual and potential conflicts between the companies and their sales forces, and related senior management distraction, due to confusion over market boundaries;

•	the expectation that a recombined company could more effectively and cost-efficiently address the consumer market and the small to medium-sized business market for ASP products and services; and

•	opportunities for reduced costs, such as costs associated with McAfee.com’s status as a public company;

•	the belief that McAfee.com had established the viability of the ASP business model and that it was no longer necessary for McAfee.com to remain a separate company;

•	the exchange ratio, the same as was offered in our previous offer, and the premium reflected therein;

•	the potential conflicts of interest arising out of the offer and merger, see “Relationship Between McAfee.com and Network Associates — Relationship of Directors and Executive Officers of McAfee.com with Network Associates;”

•	the terms and conditions of the offer;

•	the financial analysis provided by JPMorgan and the opinion of JPMorgan delivered to Network Associates’ board of directors that, subject to the various factors, assumptions and limitations set forth in its opinion, the exchange ratio in the offer made to the McAfee.com stockholders was fair, from a financial point of view, to Network Associates;

•	the expected dilution to 2002 operating results for the consolidated entity as a result of the offer and merger; and

•	the factors described below under “— Other Factors to Consider Before Tendering Your Shares.”

      At a telephonic meeting on August 12, 2002, our board of directors approved our revised offer. The revised offer increases the offer’s value by changing the offer consideration to a combination of 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each share of McAfee.com Class A common stock. In reaching its conclusion, our board of directors considered, in addition to those factors described above as they apply to the revised offer, the following factors:

•	the trading activity for our and McAfee.com’s common stock since the offer was commenced on July 2, 2002 and since the announcement of the 15% increase in the exchange ratio to 0.90 of a share of Network Associates common stock on July 15, 2002;

•	input from both McAfee.com and Network Associates investors, among other things, that:

•	a recombination was viewed as being in the best interests of both companies;

•	a recombination could not be effected at a 0.90 exchange ratio, which based on the closing price for Network Associates common stock on August 12, 2002 represented a value of $9.91 per share of McAfee.com stock; and

•	the offer consideration should include a cash component;

•	management’s belief that, while Network Associates, as McAfee.com’s largest stockholder, could ultimately ensure a cohesive product and marketing strategy for addressing the small to medium-sized business and consumer segments of the market for security products, a recombination provided the fastest and most effective means for doing so. These market segments have seen significant growth, and due in part to our lack of a cohesive product and marketing strategy, our competitors have enjoyed significant success to our collective detriment;

•	the board’s assessment that since the offer was commenced, the value of Network Associates common stock had been disproportionately and adversely impacted as a result of, among other things:

•	market trading and other activities in connection with or surrounding the offer, including the activities of McAfee.com’s management;

•	market reaction to the guidance we provided on July 11, 2002 for the second half of 2002; and

•	the prolonged decline in the capital markets, particularly for companies in the technology sector;

•	the board’s assessment that shares of McAfee.com were trading at recent levels in anticipation of an increased offer by Network Associates;

•	the level of dilution that Network Associates current stockholders would experience if, in an all-stock offer, the value of the offer were increased by increasing the exchange ratio, particularly in light of the stock’s currently depressed price;

•	the financial analysis provided by JPMorgan and the opinion of JPMorgan delivered to Network Associates’ board of directors that, subject to the various factors, assumptions and limitations set forth in its opinion, the revised consideration in the offer made to the McAfee.com stockholders was fair, from a financial point of view, to Network Associates;

•	McAfee.com’s financial and operating results; and

•	the determination, as described below, that the revised offer and merger were fair both financially and procedurally to the holders of McAfee.com Class A common stock.

Network Associates’ Position Regarding the Fairness of the Offer and Merger

      The revised offer and merger now constitute a “going-private” transaction because Network Associates is an affiliate of McAfee.com and our revised offer consideration includes a cash component. In authorizing the offer and the merger, as revised, and in compliance with Rule 13e-3 under the Exchange Act, we believe that the offer and the merger are fair to the unaffiliated McAfee.com stockholders within the meaning of Rule 13e-3. Our determination is based on the following factors, which support our view as to the financial and procedural fairness of the offer and merger:

•	the $15.43 per share value represented by our revised offer consideration of 0.675 of a share of Network Associates common stock plus $8.00 in cash represents a premium of approximately 20% over the $12.84 closing market price for McAfee.com common stock on August 12, 2002;

•	McAfee.com’s stockholders, through ownership of Network Associates common stock, will continue to participate in McAfee.com’s business and Network Associates’ other businesses;

•	the upside potential in our common stock, which we believe has recently been adversely affected by a number of events as described above;

•	the cash portion of the offer consideration provides immediate liquidity to McAfee.com stockholders and will not be impacted by any fluctuations in our stock price;

•	as of August 12, 2002, the offer consideration in our revised offer reflected an implied exchange ratio of approximately 1.40, which was significantly higher than the 0.78 exchange ratio previously recommended by the McAfee.com special committee in April 2002 and the 0.90 exchange ratio previously rejected as inadequate by the McAfee.com special committee in July 2002. The implied exchange ratio is the sum of 0.675 plus the approximately 0.727 of a share of Network Associates common stock purchasable with the $8.00 cash portion of our offer consideration, based on the $11.01 per share closing price for our common stock on August 12, 2002;

•	the Network Associates shares received in the offer and merger will be received on a tax-free basis, assuming that the merger of McAfee.com into Network Associates occurs;

•	the Network Associates shares received in the offer and merger are more liquid than McAfee.com shares. Network Associates’ common stock trades on the New York Stock Exchange, and the average daily trading volume for Network Associates stock is significantly greater than the average daily volume for McAfee.com;

•	the financial analysis, including the selection of valuation methodologies, prepared by JPMorgan and adopted by our board of directors with its evaluation of the offer and the merger, including (i) historical premiums analysis based on the offer consideration, as revised, (ii) historical exchange ratio analysis for Network Associates and McAfee.com based on historic market prices, (iii) various public company market valuation metrics for companies comparable to McAfee.com, including Check Point, Symantec and Websense, and (iv) discounted cash flow analyses. See “— JPMorgan Opinion;”

•	we own approximately 75% of the McAfee.com common stock and do not intend to sell our interest;

•	our belief that if our offer were withdrawn, McAfee.com’s common stock price would be reduced;

•	our belief that McAfee.com stockholders are capable of evaluating the fairness of the offer;

•	McAfee.com stockholders will have had sufficient time to review and consider our current offer and have previously had time to consider our prior offer;

•	the McAfee.com board has appointed a special committee of independent outside directors to consider the offer and make a recommendation to the McAfee.com board with respect to the offer, with the McAfee.com special committee retaining financial and legal advisors to assist it in reviewing the fairness of the offer;

•	our offer is conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after consummation of the offer, we would own at least 90% of the outstanding common stock. While we may waive or reduce the number of shares required to be tendered, we will not exchange shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares beneficially owned by us, are tendered in the offer;

•	other than changes meant to prevent the McAfee.com board of directors from implementing structural impediments to you considering our offer, the conditions to our offer are the same as those previously recommended by the McAfee.com special committee in April 2002 in connection with our prior offer;

•	McAfee.com stockholders who do not tender in the offer will receive the same consideration in the merger as paid in the offer; and

•	McAfee.com stockholders who believe that the terms of the offer and the merger are not fair can pursue appraisal rights in connection with the merger under Delaware state law.

      We also considered the following factors, each of which are potentially negative factors concerning the fairness of the terms of the offer and the merger:

•	your continued participation in McAfee.com’s business will be indirect and in proportion to your relative holdings of Network Associates stock. Accordingly, you may not realize the same financial benefit of future appreciation in the enterprise value of McAfee.com that you would if McAfee.com remained a separate company and you remained a McAfee.com stockholder;

•	the level of continued participation in McAfee.com’s business by McAfee.com’s unaffiliated stockholders and the participation in any future increase in Network Associates’ common stock price are each reduced by the cash portion of the offer consideration;

•	the financial interests of Network Associates are adverse as to the offer consideration to the financial interests of the McAfee.com’s unaffiliated stockholders. In addition, some McAfee.com officers and directors have actual or potential conflicts of interest in connection with the offer and the merger. See “Relationship Between McAfee.com and Network Associates;” and

•	the members of McAfee.com’s board of directors who are not employees of McAfee.com or affiliated with Network Associates have not retained an unaffiliated representative to act solely on behalf of McAfee.com’s unaffiliated stockholders for purposes of negotiating the terms of the offer and the merger or preparing a report concerning the fairness of the offer and the merger.

      We determined that the following factors were not relevant indicators of value for the McAfee.com Class A common stock:

•	Book value ($1.78 per share as of June 30, 2002), which we do not believe has any meaningful relation to the economic value of McAfee.com shares. McAfee.com’s closing market price on August 12, 2002 was $12.84. We believe that the significant value of McAfee.com shares is derived from McAfee.com’s rights to offer our anti-virus software and other technology under the technology cross license agreement and reseller agreement between the companies and the technological support McAfee.com receives from us; and

•	Liquidation value, which we do not believe is relevant for the reasons described above. In addition, the technology cross license agreement, through which McAfee.com derives much of its value, would terminate in the event of any liquidation of McAfee.com.

      The foregoing discussion of the information and factors considered by our board of directors in approving the offer and the merger and determining the fairness of the offer and merger to the unaffiliated stockholders of McAfee.com is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination to approve the offer and merger or in the determination that the offer and merger were fair financially and procedurally to the unaffiliated stockholders of McAfee.com. In addition, individual directors may have given differing weights to different factors.

Transaction Alternatives

      In connection with our decision to revise our offer, we considered letting the offer expire and seeking to otherwise bring, as McAfee.com’s largest stockholder, a cohesive product and marketing strategy to the small to medium-sized business and consumer segments of the security products market. In connection with our original offer and our current offer, our board considered acquiring all the publicly traded shares of McAfee.com through a tender offer followed by a short-form merger or through a negotiated merger with McAfee.com. A negotiated merger would have required the separate approval of both (i) the McAfee.com board of directors, which we do not control, and (ii) a majority of the outstanding voting power of McAfee.com, of which we hold approximately 90%. Although not technically required under Delaware law, for procedural protection due to our “affiliate” status, we also would have likely chosen to obtain a favorable vote of a majority of the unaffiliated McAfee.com stockholders. In choosing to proceed with a tender offer rather than a negotiated merger transaction, our board noted, among other things, that (i) no separate approval of the McAfee.com board was required, as the offer is being made directly to the McAfee.com stockholders, (ii) in the context of any transaction-related litigation, Delaware law permits stockholders to make their own determination of the desirability or fairness of the transaction, and the focus of any judicial inquiry is on whether the transaction is free of coercion and whether appropriate disclosure is included in our tender offer document, and (iii) a tender offer followed by a short-form merger has recently developed as the most common means of effecting a parent-subsidiary recombination such as ours. Our board also noted that in a recombination by means of a tender offer, the unaffiliated McAfee.com stockholders would likely receive the consideration in payment for their shares sooner than if we had pursued a negotiated merger transaction.

      During the last two years, we have not received any firm offers to purchase our interest in McAfee.com, and we are not aware of any other firm offers from third parties involving any potential McAfee.com merger, consolidation or sale of all or substantially all the McAfee.com assets. We have not considered and do not have any intentions of considering any sale of our ownership interest in McAfee.com or any “spin-off” or similar transaction.

Other Factors To Consider Before Tendering Your Shares

      In determining whether or not to tender your McAfee.com shares in the offer, you should consider the following factors, which as noted above were considered by our board of directors. In addition, you should also consider the risk factors and other factors identified in this document. See “Risk Factors” beginning on page 16.

     Other Network Associates Considerations

•	Combining the businesses and operations of Network Associates and McAfee.com should result in operational efficiencies and cost savings that we believe could not be achieved by McAfee.com remaining a stand-alone public company.

•	Stockholders of Network Associates have an ownership interest in a larger and more diversified company than McAfee.com.

•	Network Associates is actively covered by a number of members of the analyst community. McAfee.com has more limited independent analyst coverage.

•	Network Associates’ stock is highly volatile and has traded as high as $30.50 per share and as low as $9.45 per share in the last 52 weeks.

•	Because Network Associates owns approximately 75% of the outstanding McAfee.com common stock, representing approximately 90% of the total voting power, and does not intend to sell its McAfee.com shares, the possibility of a third party offer to acquire McAfee.com is remote.

     Other McAfee.com Considerations

•	McAfee.com’s stock is highly volatile and has traded as high as $42.69 per share and as low as $9.79 per share in the last 52 weeks.

•	McAfee.com stock has often traded historically at higher price-to-earnings multiples than the stock of Network Associates.

Intent to Tender — Network Associates and McAfee.com

      As of the date hereof, none of our executive officers or directors (other than Srivats Sampath) owns any shares of McAfee.com common stock.

      Based on information provided by McAfee.com in its Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on August 23, 2002, each of McAfee.com’s executive officers or directors currently intends to exchange McAfee.com shares over which he has sole dispositive power into the offer, other than shares, if any, that if exchanged would cause him to incur liability under the short-swing profit provisions of the Exchange Act.

JPMorgan Opinion

      Pursuant to an engagement letter dated March 5, 2002, Network Associates retained JPMorgan to act as its financial advisor, including rendering an opinion to our board of directors as to the fairness to Network Associates, from a financial point of view, of the exchange ratio in the offer made to the stockholders of McAfee.com.

      At the June 30, 2002 meeting of our board of directors, JPMorgan rendered to our board an oral opinion, which was confirmed in writing as of the same date, to the effect that as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the exchange ratio made to the stockholders of McAfee.com in the offer and merger was fair to us, from a financial point of view.

      In connection with our previous offer and increase in the exchange ratio to 0.90 of a share, on July 14, 2002, JPMorgan delivered to George Samenuk, in his capacity as a member of the pricing committee of our board of directors, oral confirmation, which was subsequently confirmed in writing to our board of directors, to the effect that as of that date, the exchange ratio in the offer was fair to us, from a financial point of view.

      In connection with our revised offer, on August 12, 2002, JPMorgan delivered to our board an oral opinion, which was confirmed in writing as of the same date, to the effect that as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the offer of 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, per share of McAfee.com common stock made to the stockholders of McAfee.com in the offer and merger was fair to us, from a financial point of view. No limitations were imposed by our board of directors upon JPMorgan with respect to the investigations made or the procedures followed by it in rendering this or any prior opinion. Our board of directors determined the amount and nature of the consideration payable in the offer and merger.

      JPMorgan was not retained to render, and did not render, an opinion as to the fairness of the offer consideration to the unaffiliated McAfee.com stockholders.

      THE FULL TEXT OF THE WRITTEN OPINION OF JPMORGAN, DATED AUGUST 12, 2002, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS EXHIBIT 99.9 TO THE REGISTRATION

STATEMENT TO WHICH THIS PROSPECTUS IS A PART AND IS INCORPORATED HEREIN BY REFERENCE.

      JPMORGAN’S WRITTEN OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS OF NETWORK ASSOCIATES, IS DIRECTED ONLY TO THE EXCHANGE CONSIDERATION IN THE OFFER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF MCAFEE.COM AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER ITS MCAFEE.COM SHARES IN THE OFFER.

      THE SUMMARY OF THE OPINION OF JPMORGAN SET FORTH IN THIS PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED AS EXHIBIT 99.9 TO THE REGISTRATION STATEMENT TO WHICH THIS PROSPECTUS IS A PART.

      In arriving at its opinion, JPMorgan, among other things:

•	reviewed certain publicly available business and financial information concerning Network Associates and McAfee.com and the industries in which they operate;

•	compared the proposed financial terms of the proposed offer with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Network Associates and McAfee.com with publicly available information concerning certain other companies JPMorgan deemed relevant;

•	reviewed the current and historical market prices of Network Associates’ common stock and McAfee.com’s common stock and certain publicly traded securities of such other companies; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

      In addition, JPMorgan held discussions with certain members of the management of Network Associates with respect to certain aspects of the proposed offer, the past and current business operations of Network Associates, the financial condition and future prospects and operations of Network Associates, the effects of the proposed offer on the financial condition and future prospects of Network Associates, and certain other matters JPMorgan deemed necessary or appropriate to its inquiry.

      JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by Network Associates or otherwise reviewed by JPMorgan, and JPMorgan has not assumed any responsibility or liability therefor. JPMorgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to JPMorgan. In relying on financial analyses and forecasts provided to JPMorgan, JPMorgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Network Associates’ management as to the expected future results of operations and financial condition of Network Associates and McAfee.com to which such analyses or forecasts relate. JPMorgan has also assumed that the offer and subsequent merger will qualify as a tax-free reorganization for United States income tax purposes and that the offer and other transactions will be consummated as described in this prospectus. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the offer and merger will be obtained without any adverse effect on Network Associates or McAfee.com or on the contemplated benefits of the transaction.

      The projections described below for Network Associates and McAfee.com were derived from publicly available information (including equity research reports and I/B/E/S estimates) and approved by Network Associates’ management. I/B/E/S is a database, owned and operated by Thomson Financial, which contains estimated and actual earnings, cash flows, dividends, sales and pretax income data for companies in the U.S., Europe, Asia, and emerging markets. Neither Network Associates nor McAfee.com publicly discloses internal management projections of the type used by JPMorgan in connection with JPMorgan’s analysis, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Network Associates or McAfee.com, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

      JPMorgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinions. Subsequent developments may affect the written opinion dated August 12, 2002, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, to Network Associates of the exchange consideration and JPMorgan expressed no opinion as to the underlying decision by Network Associates to engage in the transaction described in this prospectus. JPMorgan expressed no opinion as to the price at which Network Associates’ or McAfee.com’s common stock will trade at any time after the date of such opinion, whether before or after consummation of the transactions described herein.

      In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

     Historical Premium Analysis

      JPMorgan reviewed the premium (discount) of the offer exchange consideration of 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each share of McAfee.com Class A common stock and the implied offer price to the closing prices of McAfee.com. Based on customary investment banking practice for choosing relative dates and periods as a basis for comparison, JPMorgan observed the following:

      Premium (discount) of offer consideration as of August 9, 2002 to McAfee.com common stock prices as of the following dates, which dates were 1 day, 1 week, 1 month and 3 months prior to June 28, 2002, the last trading day prior to the initial public announcement of the initial exchange offer (figures in parenthesis indicate a discount):

				52-week High	52-week Low
June 27,	June 21,	May 28,	March 28,	(January 10,	(September 24,
2002	2002	2002	2002	2002)	2001)

8.9%	6.6%	(2.8)%	(7.7)%	(62.9)%	51.2%

      Premium (discount) of offer price as of August 9, 2002 to average of McAfee.com common stock prices for the periods indicated below ended June 28, 2002 (figures in parenthesis indicate a discount):

5 Trading Days	20 Trading Days	90 Trading Days

7.1%	5.4%	(2.7)%

     Historical Exchange Ratio Analysis

      JPMorgan reviewed the closing price of McAfee.com Class A common stock divided by the corresponding closing price of Network Associates common stock over the period beginning with McAfee.com’s initial public offering in December 1999 and ending on June 28, 2002. The following table presents the results of these calculations:

Average
Exchange
Period	Ratio

Offer	0.675 + $8.00
60 Trading Day Average	0.756
120 Trading Day Average	0.721
1 Year Average	0.938
Average since IPO	1.005

     Selected Public Trading Companies Analysis

      Using publicly available information, JPMorgan compared selected financial data of Network Associates and McAfee.com with similar data for the following selected publicly traded companies engaged in businesses which JPMorgan judged to be relevant to that of Network Associates and McAfee.com:

•	Check Point Software Technologies Ltd.

•	Internet Security Systems, Inc.

•	Netscreen Technologies, Inc.

•	SonicWALL, Inc.

•	Symantec Corporation

•	Trend Micro, Inc.

•	Websense, Inc.

      These companies were selected, among other reasons, because they engage in businesses reasonably comparative to those of Network Associates and McAfee.com. For each selected company, JPMorgan calculated and compared various financial multiples and ratios based on publicly available financial data as of August 9, 2002, information it obtained from Securities and Exchange Commission filings, JPMorgan Equity Research estimates, various other Equity Research Analysts covering each selected company and I/B/E/S estimates.

      The results of this analysis are summarized as follows:

			Price/Earnings		Price/Earnings
	Closing Price	Market	Ratio		Ratio
	(8/9/02)	Capitalization	(CY2002E)		(CY2003E)

		(in millions)
Check Point Software Technologies Ltd.	$16.90	$4,485.1	16.6	x	15.1	x
Internet Security Systems, Inc.	15.84	781.1	35.2		24.8
Netscreen Technologies, Inc.	11.94	959.5	66.3		34.1
SonicWALL, Inc.	4.50	308.4	28.1		15.5
Symantec Corporation	30.83	3,777.8	20.8		19.6
Trend Micro, Inc.	23.76	3,144.1	55.8		46.1
Websense, Inc.	14.56	337.1	23.9		23.5
Network Associates — Street(2)	10.66	1,896.1	20.1		15.9
McAfee.com	12.63	627.1	34.1		26.9

		Firm Value/
		Revenue		Firm Value/
	Firm	Ratio		Revenue Ratio
	Value(1)	(CY 2002E)		(CY2003E)

	(in millions)
Check Point Software Technologies Ltd.	$3,302.7	7.6	x	6.7	x
Internet Security Systems, Inc.	607.1	2.5		2.1
Netscreen Technologies, Inc.	723.9	4.8		3.3
SonicWALL, Inc.	75.1	0.6		0.5
Symantec Corporation	2,853.8	2.3		1.9
Trend Micro, Inc.	2,929.6	9.1		7.5
Websense, Inc.	199.2	3.3		2.5
Network Associates — Street(2)	965.7	1.1		1.0
McAfee.com	509.7	6.0		4.5

(1)	Firm value calculated as market capitalization plus debt and minority interest minus cash and cash equivalents.

(2)	Adjusted to reflect dilution from conversion of out-of-money convertible debt and excludes revenue and net income contribution from Network Associates’ proportionate ownership in McAfee.com.

     Selected Comparative Premium Analysis

      Using publicly available information, JPMorgan examined selected transactions between January 1988 and June 2002, with an aggregate transaction value greater than $50 million in which the acquiror was the majority stockholder of the target and attempted to acquire the remaining outstanding publicly traded shares not owned by the acquiror.

      JPMorgan examined the premium paid for these transactions based on the target share price one week prior to announcement of the transaction and the dollar value of the consideration initially offered by the acquiror. Based on its examination, JPMorgan determined that:

•	for all selected transactions, the median for the premium of initial offer to the target company stock price one week prior to offer was 20%;

•	for selected stock or stock and cash consideration transactions, the median for the premium of initial offer to the target company stock price one week prior to offer was 18%;

•	for selected transactions in which the publicly traded minority shares had a market cap of $100 million to $500 million, the median for the premium of initial offer to the target company stock price one week prior to offer was 21%; and

•	for selected transactions in which the publicly traded minority shares represented between 21% and 30% of the capital stock of the target, the median for the premium of initial offer to the target company stock price one week prior to offer was 20%.

     Pro Forma Merger Analysis

      JPMorgan prepared pro forma analysis of the financial impact of the transaction using I/ B/ E/ S estimates as well as estimates approved by Network Associates. For each of the fourth quarter of 2002 and fiscal year 2003, JPMorgan compared the existing earnings per share estimates of Network Associates common stock, to the earnings per share of Network Associates common stock on a pro forma basis. Based on this analysis, the proposed transaction would result in a decrease in the earnings of Network Associates on a per share basis when compared to Network Associates’ existing earnings per share on a pre-transaction basis, in the fourth quarter of 2002 and fiscal year 2003. Although the analysis showed that the proposed transaction was non-accretive for the periods examined, JPMorgan did not consider any potential synergies relating to the proposed transaction, and this analysis was only one factor considered by JPMorgan for its fairness opinion.

     Discounted Cash Flow Analysis

      JPMorgan performed discounted cash flow analyses for the purpose of determining the fully diluted equity value per share for each share of Network Associates common stock and McAfee.com Class A common stock.

      Network Associates: JPMorgan calculated the unlevered free cash flows that Network Associates is expected to generate during calendar years 2002 through 2006 based upon financial projections derived from equity research reports and I/ B/ E/ S estimates and approved by Network Associates. JPMorgan also calculated a range of terminal values of Network Associates at the end of the projection period ending December 31, 2006 by applying a terminal revenue and unlevered free cash flow growth rate ranging from 3.0% to 5.0% to the estimated unlevered free cash flow of Network Associates in 2007. The unlevered free cash flows and the range of terminal values were then discounted to the present using a range of discount rates from 9% to 14%, which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of Network Associates as well as selected publicly traded comparable companies. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Network Associates’ June 30, 2002 excess cash and cash equivalents, and total debt outstanding. The discounted cash flow analysis indicated a range of equity values of between $15.00 and $32.00 for each share of Network Associates common stock on a stand-alone basis (i.e., without synergies).

      McAfee.com: JPMorgan calculated the unlevered free cash flows that McAfee.com is expected to generate during calendar years 2002 through 2006 based upon financial projections derived from equity research reports and I/ B/ E/ S estimates and approved by Network Associates. JPMorgan also calculated a range of terminal values of McAfee.com at the end of the projection period ending December 31, 2006 by estimating a range of McAfee.com equity values by applying a terminal Price/ Earnings ratio ranging from 25.0x to 35.0x to the estimated unlevered earnings of McAfee.com in 2007, and adjusting it for McAfee.com’s estimated total debt outstanding and excess cash and cash equivalents on December 31, 2006. The unlevered free cash flows and the range of terminal values were then discounted to the present using a range of discount rates from 12% to 17%, which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of McAfee.com as well as selected publicly traded comparable companies. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for McAfee.com’s June 30, 2002 excess cash and cash equivalents, and total debt outstanding. The discounted cash flow analysis indicated a range of equity values of between $16.00 and $25.00 for each share of McAfee.com common stock on a stand-alone basis (i.e., without synergies).

     Contribution Analysis

      JPMorgan reviewed future operating and financial information, including, among other things, equity market value, revenue, earnings before interest and taxes (“EBIT”), and net income for Network Associates, without regard to its ownership of 75% of the outstanding McAfee.com stock, and McAfee.com and the pro forma combined company resulting from the transaction based on financial data provided by the management of Network Associates, estimates approved by Network Associates and I/ B/ E/ S estimates. JPMorgan also analyzed the relative income statement contribution, equity market value contribution and value contribution based on discounted cash flow analysis (“DCF”) of Network Associates, without regard to its ownership of

75% of the outstanding McAfee.com stock, and McAfee.com to the combined company on a pro forma basis. The following table presents the results of this analysis:

McAfee.com’s
Contribution to
Combined
Company

CY2002E Revenue	9.0%
CY2002E EBIT	22.5
CY2002E Net Income	16.9
CY2003E Revenue	10.8
CY2003E EBIT	20.2
CY2003E Net Income	16.6
Low of DCF	22.7
High of DCF	18.0
Market Cap. (based on exchange consideration)	28.6

      In conducting the above analysis, JPMorgan noted that Network Associates currently receives a portion of the benefits of McAfee.com’s contribution to the combined company based on its ownership of 75% of the outstanding McAfee.com stock.

      The summary set forth above does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each such analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

      As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to deliver an opinion to the board of directors of Network Associates with respect to the offer on the basis of such experience and its familiarity with Network Associates.

      Network Associates has agreed to pay JPMorgan a fee for its services rendered in connection with the transaction, a significant portion of which is contingent upon consummation of the offer and merger. See “Fees and Expenses” for more complete disclosure regarding the JPMorgan transaction fee. In addition, Network Associates has agreed to provide additional compensation to JPMorgan for certain services beyond those presented in the engagement letter dated March 5, 2002, should these services provide additional value to Network Associates, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the Federal securities laws and otherwise.

      JPMorgan and its affiliates maintain banking and other business relationships with Network Associates and its affiliates, for which they receive customary fees. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Network Associates or McAfee.com for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

McAfee.com’s Position Regarding the Fairness of the Offer and Merger

      In compliance with Rule 13e-3 under the Exchange Act, McAfee.com is required to express its belief as to the fairness of the offer and merger to McAfee.com’s stockholders who are not affiliated with Network Associates. On August 23, 2002, McAfee.com filed its Solicitation/ Recommendation Statement on Schedule 14D-9 containing its statement of belief that the offer and merger are fair to the unaffiliated stockholders of McAfee.com.

Recommendations of the McAfee.com Special Committee and the McAfee.com Board of Directors

      On August 22, 2002, the McAfee.com special committee determined that the offer is fair and recommended to the McAfee.com board that McAfee.com stockholders accept the offer and exchange their shares in the offer. On the same day, the McAfee.com special committee met with the full McAfee.com board. Based on the McAfee.com special committee’s determination, the McAfee.com board, with both McAfee.com special committee directors voting in favor, and the McAfee.com directors affiliated with Network Associates abstaining, determined that the offer is fair and recommended that McAfee.com stockholders accept our offer and exchange their shares in the offer.

Stockholder Litigation

      In connection with our previous offer for the outstanding shares of McAfee.com, which offer was withdrawn on April 25, 2002, several putative class action lawsuits were filed against Network Associates, McAfee.com and the directors of McAfee.com alleging that the defendants breached their fiduciary duties to McAfee.com’s stockholders by, among other things, making an inadequate offer to acquire the publicly held shares of McAfee.com and failing to take adequate steps to protect the interests of McAfee.com stockholders.

      The lawsuits filed in the Delaware Court of Chancery on March 18, 2002, which were captioned Bank v. McAfee.com Corp., et al., Civil Action No. 19481-NC; Birnbaum v. Sampath, et al., Civil Action No. 19482-NC; Brown v. Sampath, et al., Civil Action No. 19483-NC; Chin v. McAfee.com Corp., et al., Civil Action No. 19484-NC; Monastero v. Sampath, et al., Civil Action No. 19485-NC; and Ebner v. Sampath, et al., Civil Action No. 19487-NC, were consolidated into a single case (the “Consolidated Action”) by court order dated April 9, 2002.

      On July 8, 2002, after Network Associates announced its July 2002 exchange offer for the outstanding shares of McAfee.com, plaintiffs amended the complaint in the Consolidated Action. The second amended complaint asserts claims against defendants for breach of fiduciary duty on the grounds that (i) the price at which Network Associates proposes to consummate the current exchange offer purportedly is unfair and inadequate, and (ii) defendants purportedly have failed to disclose information material to assessing the propriety of the exchange offer. The plaintiffs seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the transaction contemplated by the offer.

      On July 9, 2002, the Delaware Court of Chancery granted plaintiffs’ request for expedited discovery and set a hearing on plaintiffs’ application for a preliminary injunction for July 23, 2002. On July 18, 2002, the plaintiffs in the Consolidated Action filed their opening brief in support of their motion for preliminary injunction requesting that the court enjoin the closing of Network Associates’ renewed tender offer. On July 19, 2002, by letter to the court, plaintiffs in the Consolidated Action withdrew their motion for preliminary injunction.

      On March 19, 2002, a putative class action lawsuit was filed in the Superior Court of the State of California, County of Santa Clara, against Network Associates and various officers and the directors of McAfee.com, asserting allegations substantially similar to those filed in the Consolidated Action. This action is captioned Peyton v. Richards, et al, Case No. CV806199. On April 2, 2002, defendants removed this action to the United States District Court for the Northern District of California. On April 4, 2002, plaintiff moved for an order shortening time on his motion to remand the case to state court and for expedited discovery. On April 8, 2002, defendants filed a motion to dismiss the California case under the Securities Litigation Uniform Standards Act of 1998. Following Network Associates’ April 2002 withdrawal of the then existing exchange offer, the parties to this action stipulated to remand the action to the Superior Court of the State of California, County of Santa Clara, for the sole purpose of its dismissal. Prior to entering the parties’ stipulation as an order of the Court, on June 10, 2002 the United States District Court for the Northern District of California dismissed the action. On June 25, 2002, the United States District Court for the Northern District of California entered the parties’ stipulation as an order of the Court, remanded the action to the Superior Court of the State of California, County of Santa Clara for the sole purpose of dismissal, and vacated the Court’s June 10, 2002 order of dismissal. Pursuant to the Court’s June 25, 2002 order, the plaintiff was ordered to file a voluntary dismissal of the action.

      On July 1, 2002, in connection with our July 2002 offer, the same plaintiff filed a new putative class action lawsuit in the Superior Court of the State of California, County of Santa Clara, against Network Associates and various officers and directors of McAfee.com. This action is captioned Peyton v. Richards, et al., Case No. CV809111. The complaint generally alleges that (i) the defendant officers and directors of McAfee.com are liable for breach of fiduciary duty because they failed to maximize the price of Network Associates’ exchange offer, and (ii) defendant Network Associates aided and abetted these breaches of fiduciary duty by structuring the exchange offer on terms preferential to Network Associates. The plaintiff seeks, among other things, to enjoin or rescind the transaction contemplated by the offer, to recover costs, and to impose a constructive trust upon any benefits improperly received by defendants.

      On July 5, 2002, the plaintiff in this action applied to the court for expedited discovery and an expedited hearing on its anticipated application for a temporary restraining order. The defendants opposed plaintiff’s application, and on July 9, 2002 the court denied plaintiff s application. The parties to this California action have agreed to an extension of time for the defendants’ response to the plaintiffs’ complaint through and including August 14, 2002.

      On July 31, 2002, Network Associates was served with a putative class action complaint that was filed in the United States District Court for the Northern District of California on April 9, 2002 against Network Associates, McAfee.com, and various officers and directors of McAfee.com. This action is captioned Getty v. Sampath, et al., Case No. C 02 1692. The complaint generally alleges that (i) the defendant officers and directors of McAfee.com are liable for breach of fiduciary duty because they failed to maximize the price of Network Associates’ exchange offer, and (ii) defendant Network Associates aided and abetted these breaches of fiduciary duty. The plaintiff seeks, among other things, to recover unspecified damages and costs and to enjoin or rescind the transaction contemplated by the offer. To date, no amendment has been filed in connection with this offer.

      Notwithstanding Network Associates’ belief that the lawsuits are without merit, Network Associates is currently engaged in active negotiations with the various plaintiffs to settle the Delaware and California lawsuits. No settlement has been reached to date.

      The descriptions of these actions are qualified in their entirety by reference to the allegations in the related complaints, which we have filed with the SEC and which we incorporate by reference into this prospectus.

THE OFFER

General

      Network Associates is offering, upon the terms and subject to the conditions described in this prospectus and the related letter of transmittal, to exchange 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each outstanding share of McAfee.com Class A common stock validly tendered on or prior to the expiration date and not properly withdrawn. As a Network Associates stockholder, you will also have an ownership interest in Network Associates’ other businesses.

      Our obligation to exchange shares of Network Associates common stock and cash for McAfee.com shares pursuant to the offer is subject to several conditions referred to below under “Conditions of the Offer.”

      The term “expiration date” means 12:00 midnight, Eastern Time, on September 12, 2002, unless we extend the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires. We may provide for a “subsequent offering period” (as provided for in Rule 14d-11 under the Exchange Act) after the expiration of the offer.

      If you are the record owner of your McAfee.com shares and you tender your shares directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your shares through a broker or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

      We will, as soon as practicable after consummation of the offer, cause McAfee.com to merge into Network Associates, unless it is not lawful to do so. In the merger, each remaining outstanding share of McAfee.com Class A common stock (except for shares held in the treasury of McAfee.com, shares that we own and shares held by any stockholder properly exercising appraisal rights) will be converted into the right to receive the same amount of offer consideration that you would have received if you had tendered your shares in the offer. See “— Purpose of the Offer; The Merger; Appraisal Rights.” If the offer is completed, no further McAfee.com stockholder or board action is required for us to complete the merger. If the offer and merger are completed, McAfee.com employee stock options will be assumed by Network Associates. Upon exercise of their options, holders of McAfee.com stock options will receive shares of Network Associates stock and cash. See “— McAfee.com Stock Options.”

      As of August 12, 2002, there were 12,107,889 shares of McAfee.com Class A common stock and 36,000,000 shares of McAfee.com Class B common stock outstanding. As of the date of this prospectus, Network Associates owns no shares of McAfee.com Class A common stock, and all outstanding shares of McAfee.com Class B common stock, which are convertible into an equal number of shares of Class A common stock at our option at any time. Based on this information and approximately 147.7 million outstanding shares of Network Associates common stock, if the offer and the merger are completed, the unaffiliated McAfee.com stockholders would receive approximately 5% of the outstanding shares of Network Associates common stock.

Timing of the Offer

      The offer is currently scheduled to expire on September 12, 2002; however, we may extend the offer from time to time as necessary until all conditions to the offer have been satisfied or waived. See “— Extension, Termination and Amendment.”

Extension, Termination and Amendment

      We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which our offer remains open if any condition to the offer, other than those dependent upon the receipt of necessary government approvals, that has not been satisfied before the expiration of the offer, and we can do so by giving oral or written notice of such extension to the exchange agent. If we decide to extend our offer, we will make an announcement to that effect no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date, and advise stockholders at such time of the approximate number of shares that have been tendered to date as required by Rule 14e-1(d) under the Exchange Act. We are not making any assurances that we will exercise our right to extend our offer, although we may do so until all conditions have been satisfied or, where permissible, waived. During any such extension, all McAfee.com shares previously tendered and not properly withdrawn will remain subject to the offer, subject to your right to withdraw your McAfee.com shares. See “— Withdrawal Rights.”

      Subject to the SEC’s applicable rules and regulations, we also reserve the right, in our sole discretion, at any time or from time to time, (1) to delay our acceptance for exchange or our exchange of any McAfee.com shares pursuant to the offer or to terminate our offer and not accept for exchange or exchange any McAfee.com shares, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration of the offer and (2) to waive any condition (subject to the limits on waiver described under “Conditions of the Offer”) or otherwise to amend the offer in any respect, by giving oral followed by written notice of such delay, termination or amendment to the exchange agent and by making a public announcement. We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that any material change in the information published, sent or given to the stockholders in connection with the offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the public news services.

      We confirm to you that if we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, we decrease the percentage of McAfee.com shares being sought or increase or decrease the consideration offered to holders of McAfee.com shares, such increase or decrease will be applicable to all holders whose McAfee.com shares are accepted for exchange pursuant to the offer, and if, at the time notice of any such increase or decrease is first published, sent or given to holders of McAfee.com shares, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the offer will be extended until the expiration of such ten business day period. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

Effect of Termination of the Offer

      In the event that we decide to terminate the offer prior to consummation of the offer, the effect of such a termination would be that we would not accept for exchange or exchange any McAfee.com shares, including any shares that may have been tendered for exchange prior to such termination date and McAfee.com would remain a separate, publicly traded company.

Exchange of McAfee.com Shares; Delivery of Network Associates Common Stock and Cash

      Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Network Associates will accept for exchange, and will exchange, McAfee.com shares validly tendered and not properly withdrawn promptly after the expiration date. In addition, subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance of, or the exchange of, McAfee.com shares in anticipation of receipt of any required governmental or regulatory approvals. All conditions, other than those related to any necessary governmental approvals, will be satisfied or waived before the expiration of the offer.

      For purposes of the offer, Network Associates will be deemed to have accepted for exchange McAfee.com shares validly tendered and not properly withdrawn, if and when it notifies the exchange agent of its acceptance of the tenders of those McAfee.com shares pursuant to the offer. The exchange agent will deliver the Network Associates common stock and cash in exchange for McAfee.com shares pursuant to the offer and cash instead of fractional shares of Network Associates common stock as soon as practicable after receipt of notice. The exchange agent will act as agent for tendering stockholders for the purpose of receiving Network Associates common stock and cash from Network Associates and transmitting such stock and cash to you.

      If Network Associates does not accept any tendered McAfee.com shares for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more McAfee.com shares than are tendered, Network Associates will return certificates for such unexchanged McAfee.com shares without expense to the tendering stockholder or, in the case of McAfee.com shares tendered by book-entry transfer of such McAfee.com shares into the exchange agent’s account at The Depository Trust Company (which we refer to as the “DTC”) pursuant to the procedures set forth below under “— Procedure for Tendering,” those McAfee.com shares will be credited to an account maintained within DTC promptly following expiration or termination of the offer.

Cash Instead of Fractional Shares of Network Associates Common Stock

      Network Associates will not issue certificates representing fractional shares of Network Associates common stock pursuant to the offer. The exchange agent, acting as agent for McAfee.com stockholders otherwise entitled to receive fractional shares of Network Associates common stock, will aggregate all fractional shares and sell them for the accounts of such stockholders. The proceeds realized by the exchange agent upon the sale of such fractional shares will be distributed, net of commissions, to such stockholders on a pro rata basis. Such cash payments will be made through the exchange agent if the related shares of McAfee.com common stock are tendered to the exchange agent or, if such shares are tendered through DTC. NONE OF THE EXCHANGE AGENT, NETWORK ASSOCIATES OR THE INFORMATION AGENT WILL GUARANTEE ANY MINIMUM PROCEEDS FROM THE SALE OF SHARES OF NETWORK ASSOCIATES COMMON STOCK, AND NO INTEREST WILL BE PAID ON ANY SUCH PROCEEDS.

Withdrawal Rights

      McAfee.com shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration date.

      For your withdrawal to be effective, the exchange agent must receive from you a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this prospectus, and your notice must include your name, address, social security number, the certificate number(s) and the number of McAfee.com shares to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those McAfee.com shares.

      An eligible institution (as defined below) must guarantee all signatures on the notice of withdrawal, unless the McAfee.com shares to be withdrawn have been tendered for the account of any eligible institution. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. An “eligible institution” is a financial institution that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program. If McAfee.com shares have been tendered pursuant to the procedures for book-entry tender as set forth below under “— Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn McAfee.com shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the McAfee.com shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision shall be final and binding.

      Neither we, the exchange agent, the information agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any McAfee.com shares properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, you may retender withdrawn McAfee.com shares by following one of the procedures described under “— Procedure for Tendering” or “— Guaranteed Delivery” at any time prior to the expiration date.

Procedure for Tendering

      For you to validly tender McAfee.com shares pursuant to the offer, (1) a properly completed and duly executed letter of transmittal, together with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at one of its addresses set forth on the back cover of this prospectus and either (x) certificates for tendered McAfee.com shares must be received by the exchange agent at such address or (y) such McAfee.com shares must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender received (we refer to this confirmation below as a “book-entry confirmation”)), in each case before the expiration date, or (2) you must comply with the guaranteed delivery procedure described below.

      The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent, and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the McAfee.com shares which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against the participant.

      The exchange agent will establish accounts with respect to the McAfee.com shares at DTC for purposes of the offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the McAfee.com shares by causing DTC to transfer such McAfee.com shares into the exchange agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of McAfee.com shares may be effected through book-entry at DTC, the letter of transmittal (or a manually signed facsimile of such document), with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses specified on the back cover of this prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed.

      Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which McAfee.com shares are tendered either by a registered holder of McAfee.com shares who has not completed the box entitled “Special Issuance Instructions” on the letter of transmittal or for the account of an eligible institution.

      If the certificates for McAfee.com shares are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner we have described above.

      THE METHOD OF DELIVERY OF McAFEE.COM SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT YOUR OPTION AND RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

      TO PREVENT BACKUP UNITED STATES FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO CASH RECEIVED PURSUANT TO OUR OFFER, YOU MUST PROVIDE THE

EXCHANGE AGENT WITH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY WHETHER YOU ARE SUBJECT TO BACKUP WITHHOLDING OF FEDERAL INCOME TAX BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SOME STOCKHOLDERS (INCLUDING, AMONG OTHERS, ALL CORPORATIONS) ARE NOT SUBJECT TO THESE BACKUP WITHHOLDING REQUIREMENTS. SEE “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.”

Guaranteed Delivery

      If you wish to tender your McAfee.com shares pursuant to the offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or cannot complete the procedure for book-entry transfer on a timely basis, your McAfee.com shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

      (1) you make your tender by or through an eligible institution;

      (2) a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, is received by the exchange agent as provided below on or prior to the expiration date; and

      (3) the certificates for all tendered McAfee.com shares (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of such document), with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

      You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail it to the exchange agent and must include a guarantee by an eligible institution in the form set forth in that notice.

      In all cases, Network Associates will exchange Network Associates shares and cash for McAfee.com shares tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for McAfee.com shares (or timely confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), properly completed and duly executed letter(s) of transmittal, or an agent’s message in connection with a book-entry transfer, and any other required documents.

McAfee.com Stock Options

      In the merger of McAfee.com into Network Associates, each outstanding option to purchase McAfee.com common stock will be assumed by Network Associates and will entitle the holder to receive, upon the exercise of the option:

•	that number of shares of Network Associates common stock (rounded down to the nearest whole share) equal to the product of:

(A) the number of shares of McAfee.com common stock subject to such McAfee.com option immediately prior to the merger, and

(B) 0.675; and

•	a cash payment in an amount equal to the product of:

(A) the number of shares of McAfee.com common stock subject to such McAfee.com option immediately prior to the merger, and

(B) $8.00 in cash, net of applicable withholding taxes.

      Following the assumption, each outstanding option to purchase McAfee.com common stock will be exercisable at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of McAfee.com common stock subject to such McAfee.com option divided by (B) 0.675.

      For example, if an optionee has an option to purchase 1,000 shares of McAfee.com common stock at an exercise price of $10.00 per share, then following the assumption, the new exercise price for such option will be $14.82 per share and upon exercise, the optionee will be entitled to receive (A) 675 shares of Network Associates common stock and (B) $8,000 in cash, net of applicable withholding taxes.

      All restrictions on the exercise of any option immediately prior to the merger will continue in full force and effect and, except as described above, the term, exercisability and other provisions of each assumed option will remain unchanged.

Effect of Tender

      By executing a letter of transmittal as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your McAfee.com shares tendered and accepted for exchange by us and with respect to any and all other McAfee.com shares and other securities issued or issuable in respect of the McAfee.com shares on or after July 1, 2002. Such appointment is effective, and voting rights will be affected, when and only to the extent that Network Associates accepts for exchange the McAfee.com shares that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered McAfee.com shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies given by you will be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). Our designees will, with respect to the McAfee.com shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of McAfee.com stockholders, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for McAfee.com shares to be deemed validly tendered, immediately upon our exchange of such McAfee.com shares, we must be able to exercise full voting rights with respect to such McAfee.com shares.

      We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of McAfee.com shares, in our sole discretion, and our determination shall be final and binding. We reserve the absolute right to reject any and all tenders of McAfee.com shares determined by us not to be in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. Subject to the applicable rules and regulations of the SEC, we also reserve the absolute right to waive any of the conditions of the offer (other than any conditions the failure to satisfy which would prevent us from effecting the merger), or any defect or irregularity in the tender of any McAfee.com shares. No tender of McAfee.com shares will be deemed to have been validly made until all defects and irregularities in tenders of McAfee.com shares have been cured or waived. Neither we, the exchange agent, the information agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any McAfee.com shares or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding.

      The tender of McAfee.com shares pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the offer.

Rule 13e-3

      Because Network Associates is an affiliate of McAfee.com, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning McAfee.com and certain information relating to the fairness of the offer and the merger and the consideration offered to unaffiliated stockholders be filed with the SEC and disclosed to unaffiliated stockholders prior to consummation of the merger. We have provided such information in this prospectus.

Purpose of the Offer; The Merger; Appraisal Rights

  Purpose of the Offer and the Merger

      We are making the offer to acquire all of the outstanding shares of McAfee.com common stock not owned by us. We intend, as soon as practicable after completion of the offer and immediately prior to the merger of McAfee.com into Network Associates, to convert our shares of McAfee.com Class B common stock for an equal number of McAfee.com Class A common stock and to merge McAfee.com into Network Associates. The purpose of the merger is to acquire all publicly-held McAfee.com shares not tendered and exchanged pursuant to the offer. In the merger, each then outstanding McAfee.com share (except for shares held in the treasury of McAfee.com, shares that we own and shares held by any stockholder properly exercising appraisal rights) would be converted into the right to receive the same number of shares of Network Associates common stock and cash that you would have received if you had tendered your shares in the offer.

  Other Possible Purchases of McAfee.com Shares

      If the offer is successfully completed, we will own at least 90% of the outstanding McAfee.com common stock. If the offer is not completed or, after the offer is completed but prior to the effective date of the merger, or for any other reason, we own less than 90% of the outstanding McAfee.com common stock, we may acquire additional shares of McAfee.com Class A common stock in the open market or in privately negotiated transactions to the extent required for Network Associates to own 90% or more of McAfee.com’s outstanding common stock. These open market or privately negotiated purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than the offer price. In such event, we will effect a short-form merger of McAfee.com into Network Associates as soon as practicable after we have increased our ownership to at least 90% of the outstanding McAfee.com common stock.

  The Merger

      Assuming the conditions to the offer are satisfied or waived and the offer is completed, we can consummate the merger without any additional vote of the holders of our common stock or any vote of McAfee.com stockholders under Section 253 of the Delaware General Corporation Law because we would own at least 90% of the Class A common stock of McAfee.com (assuming conversion of our McAfee.com Class B common stock into Class A common stock). We currently intend to complete the offer as soon as the conditions to the offer are satisfied, and we will consummate the merger of McAfee.com into Network Associates as soon as practicable after the offer is completed.

  No Arrangements

      We have made no arrangements in connection with the offer or merger to provide unaffiliated McAfee.com stockholders access to Network Associates’ corporate files or to obtain counsel or appraisal services for the unaffiliated McAfee.com stockholders at our expense.

  Appraisal Rights

      Under Delaware law, McAfee.com stockholders do not have appraisal rights in connection with the offer. However, McAfee.com stockholders do have appraisal rights in connection with the merger under Delaware law. McAfee.com stockholders at the time of the merger will have the right to dissent and demand appraisal of their McAfee.com shares. Dissenting stockholders who comply with certain statutory procedures will be entitled to receive judicial determination of the fair value of their McAfee.com shares and to receive payment of such fair value in cash, together with a rate of interest, if any. This discussion is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, or DGCL, which contains the Delaware appraisal statute. A copy of this provision is attached to this document as Annex A. If you fail to take any action required by Delaware law, your rights to an appraisal may be waived or terminated.

  Notification of Merger’s Effectiveness

      Either before the effective time of the merger of McAfee.com into Network Associates or within ten days thereafter, McAfee.com will send notice of the effectiveness of the merger and the availability of appraisal rights to each person who is a stockholder of record of McAfee.com (other than Network Associates or its subsidiaries) at the time of the notice.

  Electing Appraisal Rights

      To perfect appraisal rights, the record holder of McAfee.com common stock must, within 20 days after the date of mailing of such notice, deliver a written demand for appraisal to McAfee.com. This demand must reasonably inform McAfee.com of the identity of the holder of record and that the stockholder demands appraisal of his, her or its shares of McAfee.com common stock.

      A demand for appraisal must delivered to: Corporate Secretary, McAfee.com Corporation, 535 Oakmead Parkway, Sunnyvale, California 94085.

  Only Record Holders May Demand Appraisal Rights

      Only a record holder of McAfee.com common stock is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If the McAfee.com common stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If the McAfee.com common stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•	An authorized agent, including one or two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•	A holder of record, such as a broker, who holds common stock as nominee for beneficial owners, may perfect a holder’s right of appraisal with respect to common stock held for all or less than all of such beneficial owners. In that case, the written demand should set forth the number of shares of common stock held for all or less than all of such beneficial owners. In that case, the written demand should set forth the number of shares of common stock covered by the demand. If no number of shares of common stock is expressly mentioned, the demand will be presumed to cover all shares of common stock registered in the name of the record holder.

  Court Petition Must Be Filed

      Within 120 days after the effective time of the merger, the surviving corporation in the merger or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the McAfee.com common stock. Stockholders seeking to perfect appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law.

  Appraisal Proceeding by Delaware Court

      If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the common stock owned by the stockholders and determine its fair value. In determining fair value, the court may consider any generally accepted valuation techniques, but will exclude the element of value arising from the accomplishment and expectation of the merger. The court will also determine the amount of interest, if any, to be paid upon the value of the common stock to the stockholders entitled to appraisal.

      The value determined by the court for McAfee.com common stock could be more than, less than, or the same as the merger consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may also order that all or a portion of any stockholder’s expenses incurred in connection with an appraisal proceeding, including reasonable attorney’s fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged against the value of all common stock entitled to appraisal.

  Effect of Appraisal Demand on Voting and Right to Dividends

      Any stockholder who has duly demanded an appraisal in compliance with Delaware law will not, after the effective time of the merger, be entitled to vote the shares subject to the demand for any purpose. The shares subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective time.

  Loss, Waiver or Withdrawal of Appraisal Rights

      Holders of McAfee.com common stock lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger. A stockholder will also lose the right to an appraisal by delivering to the surviving corporation a written withdrawal of such stockholder’s demand for an appraisal, provided, however, that any attempt to withdraw that is made more than 60 days after the effective time requires the written approval of the surviving corporation. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the consideration otherwise payable pursuant to the merger, without interest. The number of shares of Network Associates common stock and cash, and cash instead of a fraction of a share of Network Associates common stock, delivered to such stockholder will be based on the same offer consideration utilized in the offer and the merger, regardless of the market price of Network Associates shares at the time of delivery.

  Dismissal of Appraisal Proceeding

      If an appraisal proceeding is timely instituted, such proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

Certain Legal and Regulatory Matters

      General. Except as set forth in this prospectus, we are not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of McAfee.com shares. We intend to make all required filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

      State Takeover Laws. A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. We have not attempted to comply with state takeover statutes in connection with the offer. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the offer, and nothing in this prospectus nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the offer, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase shares tendered pursuant to the offer or be delayed in continuing or consummating the offer. In such case, we may not be obligated to accept for purchase, or pay for, any shares tendered. See “Conditions of the Offer — Other Conditions of the Offer” below.

      McAfee.com is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation prior to such time. However, as permitted under the DGCL, McAfee.com has opted out of the applicability of Section 203 of the DGCL in its certificate of incorporation.

Source and Amount of Funds and Network Associates Shares

      Our offer is not conditioned upon any financing arrangements or contingencies.

      The offer consideration is comprised of both stock and cash. The securities comprised of up to approximately 9.0 million shares of our common stock required as a component of the offer consideration to consummate the offer and the merger are available from Network Associates’ authorized but unissued shares of common stock. We estimate that the total amount of cash required to purchase the McAfee.com Class A shares, including shares issuable upon exercise of vested options, pursuant to the offer and merger and to pay related fees and expenses will be approximately $110 million. See “Fees and Expenses” for a more detailed description of the fees and expenses. Network Associates will provide these funds from its working capital.

Plans for McAfee.com

      The purpose of the offer is to acquire all the outstanding shares of Class A common stock of McAfee.com. After the expected completion of the offer and merger, McAfee.com will cease to exist as a separate company. As a result, McAfee.com will no longer have its own board of directors, officers or capitalization. Although we have no current plans to make any other significant changes at this time, following the completion of the offer and the merger of McAfee.com into Network Associates, we expect to review McAfee.com and its assets, operations, property, personnel and policies to determine what changes, if any, are desirable or appropriate to better organize, integrate and coordinate its businesses with ours. We may in the future also consider transactions such as acquisitions or dispositions of material assets, formation of alliances, joint ventures or other forms of cooperation with third parties or other extraordinary transactions affecting the McAfee.com business or its operations.

      After the expected completion of the offer and the merger, shares of McAfee.com Class A common stock will no longer be publicly traded or listed on any stock exchange. The registration of the McAfee.com shares and the related reporting obligations under the Exchange Act will be terminated upon application to the SEC.

Conduct of Network Associates if the Offer is Not Completed

      If the offer is not completed, because the minimum condition or another condition is not satisfied or waived, we expect to evaluate whether we should continue to pursue the acquisition of that portion of McAfee.com not owned by us. In particular, we may consider:

•	engaging in open market or privately negotiated purchases of McAfee.com Class A shares, at market prices or privately negotiated prices which may be higher or lower than the offer price, to increase our ownership to at least 90% of McAfee.com’s total outstanding common stock and then effecting a short-form merger of McAfee.com into Network Associates;

•	proposing a long-form merger agreement with McAfee.com, which would require the approval of McAfee.com’s board of directors; or

•	keeping McAfee.com as a separate publicly traded company, in which case you would not receive any Network Associates stock or cash for your Class A common stock.

      If we were to pursue any of these alternatives, subject to your ability to make public trades, it may take considerably longer for you to receive consideration, if any, for your McAfee.com shares.

CONDITIONS OF THE OFFER

      Notwithstanding any other provision of the offer, and without prejudice to Network Associates’ other rights, Network Associates will be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any shares of McAfee.com common stock, and we may terminate, extend or amend the offer if, at the expiration date, any of the following offer conditions have not been satisfied or, to the extent permitted, waived. We will not waive the New York Stock Exchange listing and registration statement effectiveness conditions and our ability to waive the minimum condition is restricted. All conditions, other than those related to any required governmental or regulatory conditions, will be satisfied or waived before the expiration of the offer.

Minimum Tender Condition

      There must be validly tendered and not properly withdrawn prior to the expiration of the offer a number of McAfee.com shares which, together with the McAfee.com shares we currently own (which will be converted into Class A common stock of McAfee.com), will constitute at least 90% of the total number of outstanding shares of Class A common stock as of the date that we accept the McAfee.com shares for exchange pursuant to the offer. As of August 12, 2002, there were 12,107,889 shares of McAfee.com Class A common stock outstanding. Assuming that no additional shares of McAfee.com common stock are issued prior to the expiration of the offer (whether upon exercise of employee stock options or otherwise), we believe that the minimum tender condition would be satisfied if at least an aggregate of 7,297,100 shares of McAfee.com Class A common stock are validly tendered pursuant to the offer and not properly withdrawn. We also have the right, before the expiration of the offer, to waive or reduce the number of McAfee.com shares that are required to be tendered in the offer. In no event, however, will we exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares beneficially owned by Network Associates, are tendered in the offer.

NYSE Listing of Network Associates Common Stock

      Our offer is conditioned upon the shares of Network Associates common stock which will be issued to the McAfee.com stockholders in the offer and the merger being approved for listing on the NYSE, subject to official notice of issuance.

Registration Statement Effectiveness

      Our offer is conditioned upon the registration statement on Form S-4 of which this prospectus is a part being declared effective under the Securities Act of 1933, as amended, and not being subject to any stop order suspending its effectiveness or any proceedings seeking a stop order.

Other Conditions of the Offer

      Our offer is also subject to the conditions that, at the time of the expiration date of the offer, none of the following shall have occurred and be continuing which, in our good faith judgment, regardless of the circumstances, makes it impossible or inadvisable to proceed with the offer or the merger:

(a) There shall have been (1) any action, proceeding or litigation, pending or threatened, seeking to enjoin, make illegal or otherwise prevent or materially delay consummation of the offer or the merger or otherwise relating in any manner to the offer or the merger instituted before any court or other regulatory or administrative authority, (2) any action, proceeding or litigation, pending or threatened, by McAfee.com, its board of directors or any special committee thereof, against Network Associates, or (3) any order, stay, judgment or decree issued by any court, government, governmental authority or other regulatory or administrative authority and be in effect, or any statute, rule, regulation, governmental order or injunction proposed, enacted, enforced or deemed applicable to the offer, any of which would or might restrain, prohibit or delay consummation of, or alter or otherwise adversely affect, the offer or the merger or materially impair the contemplated benefits of the offer or the merger to Network Associates;

(b) There shall have occurred (and the adverse effect of such occurrence shall, in the good faith judgment of Network Associates, be continuing) (1) any general suspension of trading in, or limitation on prices for, securities on any national exchange or in the over-the-counter market in the United States, (2) any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones average of industrial stocks or the Standard & Poor’s 500 Index from July 1, 2002, (3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (4) any limitation (whether or not mandatory) by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions, (5) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the offer or the merger, or (6) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

(c) Any tender or exchange offer with respect to some or all of the outstanding Network Associates common stock or the McAfee.com Class A common stock (other than this offer), or a merger, acquisition or other business combination proposal for Network Associates or McAfee.com (other than this offer and the merger), shall have been proposed, announced or made by any person or entity;

(d) There shall have occurred any event or events that have resulted in, in the good faith reasonable judgment of Network Associates, an actual or threatened material adverse change in the business, condition (financial or other), income, operations or stock ownership of Network Associates and its subsidiaries, taken as a whole, or of McAfee.com and its subsidiaries, taken as a whole;

(e) The board of directors of McAfee.com or any committee thereof shall have (1) adopted or implemented any structural defense, including adoption of a stockholders rights plan or any stock or other equity issuance or retention program or policy, or (2) entered into any transaction or arrangement outside the ordinary course of business consistent with past practices, including any licensing or severance arrangement, in the case of either (1) or (2), which in the judgment of Network Associates would or might restrain, prohibit or delay consummation of, or alter or materially increase the cost of or otherwise adversely affect, the offer or the merger or materially impair the contemplated benefits of the offer or the merger, unless Network Associates shall have previously approved such action in writing;

(f) The board of directors of McAfee.com or the McAfee.com special committee shall have changed or modified its recommendation with respect to the offer;

(g) The McAfee.com board of directors shall have formed or authorized the formation of any executive or special committee, other than any special committee of outside and independent directors of McAfee.com’s board of directors that may be formed in connection with the recommendation or consideration of this offer and the filing of any documents required under the U.S. tender offer rules; and

(h) There shall have occurred or be in existence any other event, circumstance or condition which, in the good faith reasonable judgment of Network Associates, would prevent Network Associates or McAfee.com from effecting the offer or the merger following the completion of the offer.

      The foregoing conditions are solely for our benefit and we may assert them regardless of the circumstances giving rise to any such conditions. We may also, in our reasonable discretion, waive these conditions in whole or in part (subject to the limitations on waiver described in the first paragraph of this section). The determination as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the expiration of the offer.

      As of this date, we do not believe that the pending litigation relating to the offer described in “Special Factors and Background — Stockholder Litigation,” has triggered the no-litigation condition related to the offer. We believe that these lawsuits are without merit and intend to vigorously defend them. At the expiration of the offer, we will again determine if the condition has been triggered. Absent a material change in the nature of the pending litigation or an actual injunction preventing completion of the offer, if triggered, we currently intend to waive that condition with respect to the pending litigation.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following are the material United States federal income tax consequences of the offer and the merger of McAfee.com into Network Associates. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this prospectus, all of which may change, possibly with retroactive effect.

      This discussion only addresses persons who hold their McAfee.com shares as capital assets. It does not address all aspects of federal income taxation that may be relevant to a McAfee.com stockholder in light of that stockholder’s particular circumstances or to a McAfee.com stockholder subject to special rules, such as:

•	a stockholder who is not a citizen or resident of the U.S.;

•	a stockholder that is a foreign corporation, foreign estate or foreign trust;

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a stockholder that holds its McAfee.com stock as part of a hedge, appreciated financial position, straddle or conversion transaction; or

•	a stockholder who acquired its McAfee.com stock pursuant to the exercise of options or otherwise as compensation.

      In the opinion of Wilson Sonsini Goodrich & Rosati, P.C., if the merger of McAfee.com into Network Associates occurs, then the offer and the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This opinion is based on representations made by Network Associates and on the assumption that the offer and the merger will be consummated in the manner described in this prospectus. This opinion is also based upon certain published rulings of the Internal Revenue Service and relevant case law generally indicating that a transaction occurring in multiple steps will be treated as one transaction if the steps are part of an integrated plan, even if the first step would not independently qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The exchange of Network Associates common stock and cash for McAfee.com shares would not independently qualify as a reorganization, and the exchange will be considered to have occurred in a reorganization only if the planned merger of McAfee.com into Network Associates occurs. We expect to consummate the merger as soon as practicable after the completion of the offer. If the offer is completed, but we are unable for any reason to consummate the merger of McAfee.com into Network Associates, each McAfee.com stockholder who tendered into the offer would be required to recognize the full amount of such stockholder’s gain or loss on the exchange of the McAfee.com shares. For instance, our offer is conditioned upon the tender of a sufficient number of McAfee.com shares such that, after the offer is completed, we would own at least 90% of the outstanding McAfee.com shares. If we waive or modify this condition, and consequently own less than 90% of the outstanding McAfee.com shares upon completion of the offer, it may be more difficult to consummate the merger of McAfee.com into Network Associates. If we are unable for this or any other reason to consummate the merger of McAfee.com into Network Associates, or if the offer and the merger are completed, but the Internal Revenue Service successfully asserts that the offer and the merger are not part of an integrated plan, each McAfee.com stockholder who tendered into the offer would be required to recognize the gain or loss equal to the difference between such stockholder’s tax basis in the shares and the fair market value of the consideration received in the exchange, including both the cash and the fair market value of the Network Associates common stock.

      Assuming that the merger of McAfee.com into Network Associates occurs and that the overall transaction qualifies as a reorganization, the consequences for United States federal income tax purposes are that:

•	A holder of McAfee.com common stock will recognize gain upon the exchange of such stockholder’s shares of McAfee.com common stock for shares of Network Associates common stock and cash in the offer or the merger only to the extent of the cash received. No loss will be recognized. Any gain will be measured by the difference between the stockholder’s basis in the McAfee.com shares and the fair market value of the consideration received in the exchange, including both the cash and the fair market value of the Network Associates common stock. Such gain generally will be capital gain, and generally will be long-term capital gain if the McAfee.com shares exchanged have been held for more than one year as of the completion of the offer or the effective time of the merger, as applicable, provided that the receipt of cash in the exchange is not treated as a dividend for United States federal income tax purposes. The Internal Revenue Service has indicated in a published ruling that the receipt of cash in the exchange would not be treated as a dividend if a stockholder’s percentage ownership in Network Associates and McAfee.com prior to the exchange was minimal, the stockholder exercises no control over the affairs of Network Associates or McAfee.com and the stockholder’s percentage ownership interest in Network Associates is reduced to any extent by the receipt of cash instead of stock of the same value. If the receipt of cash in the exchange is treated as a dividend for United State federal income tax purposes, a stockholder recognizing gain will be treated as having received a dividend equal to the amount of such gain, to the extent of the stockholder’s ratable share of the earnings and profits of McAfee.com and possibly Network Associates.

•	To the extent that a holder of McAfee.com common stock receives cash instead of a fractional share of Network Associates common stock, the holder will be required to recognize gain or loss, measured by the difference between the amount of cash received instead of that fractional share and the portion of the tax basis of that holder’s shares of McAfee.com common stock allocable to that fractional share of Network Associates common stock. This gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if the holding period for the share of McAfee.com common stock is more than one year as of the completion of the offer or the effective time of the merger, as applicable.

•	A holder of McAfee.com common stock will have a tax basis in the Network Associates common stock received in the offer or the merger equal to the tax basis of McAfee.com common stock surrendered by that holder, decreased by (1) any tax basis allocable to any fractional share of Network Associates common stock for which cash is received and (2) the amount of cash consideration received in the exchange (other than cash received for a fractional share) and increased by the amount of gain recognized on the exchange.

•	The holding period for shares of Network Associates common stock received in exchange for shares of McAfee.com common stock in the offer or the merger will include the holding period for the shares of McAfee.com common stock surrendered in the merger.

      The exchange agent will be required to withhold 30% of any cash payment to which a McAfee.com stockholder is entitled pursuant to the offer or the merger, unless such stockholder provides the stockholder’s tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. Each holder of McAfee.com stock will need to complete and sign the form W-9 that will be included in the transmittal letter to avoid backup withholding, unless the holder can establish in a manner satisfactory to the exchange agent that an exemption applies.

      The foregoing discussion is intended to provide only a general summary of the material federal income tax consequences of the offer and the merger of McAfee.com into Network Associates, and is not a complete analysis or description of all potential federal income tax consequences of the offer and the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state, or local tax consequences of the offer and the merger. Accordingly, Network Associates urges each McAfee.com stockholder to consult his or her own tax advisor to determine the particular United States federal, state or local or foreign income or other tax consequences to him or her of the offer and the merger.

CERTAIN EFFECTS OF THE OFFER; EXCHANGE ACT REGISTRATION

Certain Effects

      Following the completion of the offer but before the completion of the merger, the liquidity and market value of the remaining shares of McAfee.com common stock held by the public and the rights of the holders of those shares may be adversely affected.

      The shares of McAfee.com Class A common stock are currently traded on the Nasdaq National Market. Depending on the number of shares of McAfee.com Class A common stock exchanged pursuant to the offer, the shares of McAfee.com Class A common stock may no longer meet the Nasdaq requirements for continued listing on the National Market System. It is possible that the McAfee.com common stock would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the McAfee.com common stock and the availability of such quotations would, however, depend upon the number of holders of the McAfee.com common stock remaining at such time, the interests in maintaining a market in the McAfee.com stock on the part of securities firms, the possible termination of registration of the McAfee.com common stock under the Exchange Act, as described below, and other factors.

      Shares of McAfee.com common stock are “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Depending on factors similar to those described above with respect to listing and market quotations, following consummation of the offer the shares of McAfee.com common stock may no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, in which event the shares of McAfee.com common stock would not be eligible to be used as collateral for margin loans made by brokers.

      McAfee.com common stock is currently registered under the Exchange Act. McAfee.com may terminate that registration upon application to the SEC if the outstanding shares of McAfee.com common stock are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of McAfee.com common stock. Network Associates currently intends to seek to cause McAfee.com to terminate the registration of McAfee.com’s Class A common stock under the Exchange Act as soon after the consummation of the offer or merger as the requirements for termination of registration are met.

      Termination of registration of McAfee.com common stock under the Exchange Act would reduce the information McAfee.com must furnish its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the shares. Furthermore, the ability of “affiliates” of McAfee.com and persons holding “restricted securities” of McAfee.com to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the shares of McAfee.com common stock under the Exchange Act were terminated, the shares of McAfee.com common stock would no longer be eligible for Nasdaq National Market reporting or for continued inclusion on the Federal Reserve Board’s list of “margin securities.”

Benefits and Detriments of the Offer and Merger

      After the completion of the merger, McAfee.com will cease to exist as a separate company, shares of McAfee.com Class A common stock will no longer be publicly traded or listed on any stock exchange, and all McAfee.com shares will be owned by Network Associates. The registration of the McAfee.com shares and the related reporting obligations under the Exchange Act will be terminated upon application to the SEC. For a discussion of the potential benefits and other potential detriments of the offer and merger to McAfee.com stockholders, see the factors discussed on pages 43 through 45 under the heading “Network Associates’ Position Regarding the Fairness of the Offer and Merger” and on pages 45 and 46 under the heading “Other Factors To Consider Before Tendering Your Shares.”

      After completion of the merger, each of the McAfee.com directors will no longer serve in their capacity as McAfee.com directors. As a result, the McAfee.com directors will no longer be required to devote significant time and effort on a separate public company board of directors to operate the McAfee.com business.

      We also believe that consummating this transaction presents opportunities for reduced costs, such as the costs associated with McAfee.com’s status as a public company. We have not quantified these possible reduced costs and the amount of any cost reduction is subject to events and circumstances following completion of the offer and merger. In addition, if the offer and merger are completed, our interest in McAfee.com’s net book value at June 30, 2002 per share outstanding and net earnings per diluted share will increase by approximately 25% from $1.34 to $1.78 for net book value and $0.18 to $0.24 for net earnings for the six months ended June 30, 2002.

      Two executive officers of McAfee.com, Srivats Sampath and Evan Collins, hold a number of unvested options to acquire McAfee.com common stock, which depending on their ongoing employment status following completion of the offer and merger, may accelerate in full pursuant to a change of control agreement with McAfee.com. See “Relationship Between McAfee.com and Network Associates — Relationship of Directors and Executive Officers of McAfee.com with Network Associates.”

      In addition, since Frank Gill and Richard Schell will no longer serve as McAfee.com directors or otherwise provide services to Network Associates following the offer and merger, the unvested portion of the stock options to purchase 70,000 McAfee.com shares held by Mr. Gill and the stock options to purchase 75,000 McAfee.com shares held by Dr. Schell, in each case as of July 31, 2002, will each become fully vested and exercisable for 90 days after the merger, as provided by the terms of the McAfee.com Director Option Plan. Without giving effect to this acceleration, as of September 29, 2002, 38,750 shares under Mr. Gill’s options would otherwise be vested and exercisable, and 43,750 shares under Dr. Schell’s options would otherwise be vested and exercisable.

FEES AND EXPENSES

      We have retained JPMorgan to provide certain financial advisory services in connection with the offer and the merger. JPMorgan will receive a transaction fee of $1.6 million, $750,000 of which became payable upon delivery of the fairness opinion to our board of directors, with the balance of the transaction fee due upon the consummation of the offer and the merger. We also agreed to reimburse JPMorgan for reasonable out-of-pocket expenses incurred in performing its services, including reasonable fees and expenses for legal counsel. We have agreed to indemnify JPMorgan and related persons and entities against liabilities in connection with its services, including liabilities under the federal securities laws.

      We have retained D.F. King & Co., Inc. to act as information agent in connection with the offer. The information agent may contact McAfee.com stockholders by mail, telephone, fax, electronic mail and personal interviews and may request brokers, dealers and other nominee stockholders to forward the offer materials to beneficial owners of shares of McAfee.com common stock. D.F. King will be paid a fee of approximately $15,000 for such services, plus reimbursement of reasonable out-of-pocket expenses, and we will indemnify D.F. King against certain liabilities and expenses in connection with the offer, including liabilities under federal securities laws.

      We have retained EquiServe Trust Company, N.A., as exchange agent in connection with the offer. Under our agreement with EquiServe, EquiServe will, among other things, (i) examine letters of transmittal and other offer related materials and communicate with any McAfee.com stockholders if such materials are defective or improperly completed, and (ii) receive and make payment for, on our behalf, shares tendered by McAfee.com stockholders pursuant to the offer. We have agreed to (i) provide EquiServe with a sufficient number of shares of our common stock to be exchanged for the McAfee.com shares tendered in the offer, and (ii) deposit with EquiServe an amount equal to the total stock transfer taxes, if any, payable in respect of the transfer of all shares to be exchanged. We will pay EquiServe compensation of approximately $25,000 for its services in connection with the offer and the merger, will reimburse it for its reasonable out-of-pocket expenses and will indemnify it against certain liabilities and expenses in connection with the offer, including liabilities under federal securities laws. The agreement with EquiServe is terminable upon 30 days’ written notice by either party.

      We have retained Kekst and Company as corporate communications advisor in connection with the offer. We have paid Kekst and Company a minimum non-refundable fee of $50,000. We have also agreed to pay Kekst and Company fees in addition to the minimum fee that will be charged hourly in accordance with the standard billing practices of Kekst and Company, and to reimburse reasonable out-of-pocket expenses, travel and production costs. We have also agreed to indemnify Kekst and Company against certain liabilities and expenses in connection with the offer.

      In addition, McAfee.com will incur its own fees and expenses in connection with the offer.

      The following is an estimate of the fees and expenses to be incurred by Network Associates in connection with the offer and merger:

Filing Fees	$13,650
Financial Advisor’s Fees and Expenses	1,800,000
Accounting Fees and Expenses	150,000
Information Agent, Exchange Agent and Depositary Fees	70,000
Communications Advisor Fees and Expenses	75,000
Legal, Printing and Miscellaneous Fees and Expenses	2,391,350

Total	$4,500,000

ACCOUNTING TREATMENT

      Network Associates’ acquisition of the McAfee.com minority interest through the offer and merger will be accounted for using the purchase method of accounting, as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” Accordingly, the purchase price will be allocated to the minority interest portion of the estimated fair value of identifiable net assets acquired. Any excess purchase price remaining after this allocation will be accounted for as goodwill, which will not be amortized.

      The acquisition of the McAfee.com Class A common stock would not be considered material to Network Associates and, accordingly, we are not required to include pro forma financial information in this prospectus, except as provided in “Comparative Per Share Data” on page 28.

      The assumption of options to purchase Class A common stock of McAfee.com by Network Associates in the merger will be accounted for under the guidance in Emerging Issues Task Force Issue Number 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25” and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25.” Accordingly, these options will be subject to variable accounting treatment, which means that a compensation charge will be measured initially at the date of the closing of the merger and then remeasured on an ongoing basis at the end of each reporting period. The initial charge will be based on the excess of the closing price of our stock over the exercise price of the options plus the $8.00 per share in cash, which will be paid upon exercise of the option. The charge is remeasured, using the same methodology, until the earlier of the date of exercise, forfeiture or cancellation without replacement. This compensation charge will be recorded as an expense over the remaining vesting period of the options, using the accelerated method of amortization under FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” To the extent that the options issued are fully vested, we will record compensation expense immediately.

RELATIONSHIP BETWEEN McAFEE.COM AND NETWORK ASSOCIATES

      Network Associates owns 100% of the outstanding shares of McAfee.com Class B common stock, which currently represents approximately 90% of McAfee.com’s total voting power. Each share of Class B common stock is convertible, at Network Associates’ option at any time, into one share of McAfee.com Class A common stock. By virtue of its ownership of Class B common stock, Network Associates currently owns approximately 75% of McAfee.com’s total outstanding common stock.

Relationship of Directors and Executive Officers of McAfee.com with Network Associates

      Mr. George Samenuk, chairman of McAfee.com’s board of directors, also serves as chairman of Network Associates’ board of directors and chief executive officer of Network Associates. As of June 30, 2002, Mr. Samenuk owned no shares or options to acquire shares of McAfee.com common stock. As of that date, he owned 403,000 shares of Network Associates common stock and options exercisable within 60 days to acquire 947,000 shares of Network Associates common stock.

      Mr. Stephen Richards, a director of McAfee.com, also serves as chief operating officer and chief financial officer of Network Associates. As of June 30, 2002, Mr. Richards owned no shares or options to acquire shares of McAfee.com common stock. As of that date, he owned no shares of Network Associates common stock and options exercisable within 60 days to acquire 600,000 shares of Network Associates common stock.

      In addition, as of June 30, 2002, the following directors and executive officers of Network Associates (other than Srivats Sampath) beneficially own shares of McAfee.com common stock: Gene Hodges, our president, holds options to acquire 2,500 shares of McAfee.com common stock. See “Stock Ownership of Management and Certain Beneficial Owners — Network Associates.”

      Mr. Srivats Sampath, a McAfee.com director and chief executive officer of McAfee.com, was employed by Network Associates prior to joining McAfee.com in December 1998. As of June 30, 2002, Mr. Sampath held options to acquire 150,000 shares of Network Associates common stock. By virtue of his being the chief executive officer of a material Network Associates subsidiary, Network Associates has determined Mr. Sampath to be an executive officer of Network Associates. As of March 15, 2002, Mr. Sampath owned 9,394 shares of McAfee.com common stock and options exercisable within 60 days to acquire 614,583 shares of McAfee.com common stock. As of that date, he also owned options to acquire an additional 335,417 shares of McAfee.com common stock. See “Stock Ownership of Management and Certain Beneficial Owners — McAfee.com.”

      Mr. Evan Collins, McAfee.com’s chief financial officer, was employed by Network Associates prior to joining McAfee.com in 1999. As of June 30, 2002, Mr. Collins has options to acquire 7,393 shares of Network Associates common stock. As of March 15, 2002, Mr. Collins owned no shares of McAfee.com common stock and options exercisable within 60 days to acquire 29,395 shares of McAfee.com common stock. As of that date, he also owned options to acquire an additional 120,605 shares of McAfee.com common stock. See “Stock Ownership of Management and Certain Beneficial Owners — McAfee.com.”

      Mr. Sampath and Mr. Collins have each entered into a change of control agreement related to their McAfee.com employment. If prior to or within 12 months of a change of control of McAfee.com, which includes Network Associates’ acquisition of all or substantially all outstanding McAfee.com common stock, the executive is terminated other than for “cause” or the executive voluntarily terminates his employment for “good reason” (each as defined in the change of control agreement), then, among other things, the executive is entitled to the following benefits:

•	salary and a pro-rated portion of the executive’s target bonus for the year through the date of termination;

•	12 months of total earnings (salary and targeted bonus);

•	all McAfee.com options granted to the executive become fully vested and exercisable; and

•	continued health care benefits for up to one year from termination.

      Mr. Samenuk, together with McAfee.com’s two independent directors, comprise the compensation committee of the McAfee.com board. Compensation for Messrs. Sampath and Collins is ultimately determined by this committee.

      Except as set forth in this prospectus, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates (a) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of McAfee.com, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of McAfee.com, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, (b) has engaged in contacts, negotiations or transactions with McAfee.com or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets or (c) has had any other transaction with McAfee.com or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the offer. Except for the shares of McAfee.com common stock that we or our affiliates own as disclosed in this prospectus, neither we nor any of our affiliates beneficially own any McAfee.com shares or have effected any transaction in the shares within the past 60 days.

Intercompany Arrangements

      McAfee.com’s relationship with Network Associates is governed, in part, by agreements entered into in connection with the initial public offering of McAfee.com in December 1999 and reseller agreements between Network Associates and McAfee.com entered into in March 2001. Because the following description is only a summary, it is not necessarily complete and is qualified in its entirety by reference to the relevant agreements. Copies of the forms of agreements were filed with the SEC as exhibits to McAfee.com’s registration statement on Form S-1 filed in connection with its initial public offering or have been filed by Network Associates and/or McAfee.com as part of their ongoing public filings, and are available for inspection at the SEC. See “Where You Can Find More Information.”

     Transactions between Network Associates and McAfee.com

      Network Associates has entered into certain agreements with McAfee.com for the purpose of defining the companies’ ongoing relationship. These agreements were developed in the context of a parent/subsidiary relationship and therefore are not the result of arms-length negotiations between independent parties.

      Corporate Management Services Agreement. On January 1, 1999, Network Associates entered into a Corporate Management Services Agreement with McAfee.com under which Network Associates provides McAfee.com services relating to tax, accounting, insurance, employee benefits administration, corporate record keeping, payroll, information technology infrastructure, and facilities management. In addition, McAfee.com may request that Network Associates provide certain additional services from time to time in the future, with the fee for such additional services subject to negotiation between the parties. From January 1, 1999 to December 31, 2000, the monthly fee that Network Associates received for services under the agreement was a portion of the costs Network Associates incurred (based on headcount) plus a 10% mark-up. During the year ended December 31, 2000, Network Associates charged McAfee.com $5.8 million under this agreement. In January 2001, Network Associates entered into an amended corporate management services agreement with McAfee.com whereby McAfee.com will pay $400,000 per calendar quarter for services related to tax, accounting, insurance, employee benefits and administration, corporate record keeping, payroll, information technology infrastructure, and facilities management. Under the amended agreement, McAfee.com will pay to Network Associates 110% of the direct rent paid by Network Associates for the use of facilities made available to McAfee.com. During the year ended December 31, 2001, Network Associates charged McAfee.com $1.6 million under the amended agreement.

      The Corporate Management Services Agreement may be terminated either by Network Associates when it ceases to own a majority of McAfee.com’s outstanding voting stock or by McAfee.com upon 30 days notice to Network Associates.

      Cross License Agreement. Network Associates, through one of its wholly owned subsidiaries, entered into a technology cross license agreement with McAfee.com. Under this agreement, Network Associates granted McAfee.com worldwide non-exclusive patent licenses and exclusive copyright licenses for the sale or licensing of software products or software services to certain OEMs and end users solely via the Internet. Eligible end users include only single-node, individual consumers. In consideration for the license and rights granted under this license, McAfee.com is required to pay Network Associates a 7% royalty on revenues from related product and subscription sales. Also under this agreement, McAfee.com granted Network Associates non-exclusive patent licenses and exclusive copyright licenses for the sale of products to enterprise customers through any method of distribution including the Internet and to end users through any method excluding the Internet. In consideration for the rights granted under this license, Network Associates is required to pay McAfee.com a royalty of $250,000 per quarter. Under this cross license agreement, Network Associates will provide end user support to McAfee.com customers. Charges for such support are equal to a portion of the costs to Network Associates plus a 10% markup. During the years ended December 31, 2000 and 2001, Network Associates charged McAfee.com $2.2 million and $2.4 million for royalties and support services, respectively.

      Reseller Agreements. In March 2001, Network Associates entered into reseller agreements with McAfee.com. Under these agreements, McAfee.com may resell Network Associates products to business customers and, in certain countries, Network Associates may sell McAfee.com products and, in certain cases, Network Associates products to OEMs and consumers directly or through ASPs. During the year ended December 31, 2001, Network Associates charged McAfee.com approximately $1.7 million under the reseller agreements.

      Japanese Distribution Agreement. On April 28, 2000, Network Associates Co., Ltd (“NAC”), at that time a majority owned, and as of June 27, 2001, a wholly-owned Japanese subsidiary of Network Associates, entered into a Master OEM Distributor Agreement, effective as of January 1, 2000, with McAfee.com. Under the terms of the agreement, NAC will be the exclusive distributor of certain of McAfee.com’s products in the Japanese PC OEM channel, subject to certain terms and conditions set forth in the agreement, for an initial term of three years. McAfee.com will receive a license fee and will in turn pay NAC 10% of net sales revenue McAfee.com initially receives from PC OEM customers that subsequently purchase a subscription to McAfee Clinic. During the years ended December 31, 2000 and 2001, NAC paid license revenue to McAfee.com of $861,000 and $1.8 million, respectively.

      In June 2001, McAfee.com and Sourcenext Corporation entered into a Japanese distribution agreement. At that time, notwithstanding the technology cross license agreement and the reseller agreements between Network Associates and McAfee.com, Network Associates agreed Sourcenext was authorized to distribute to both OEM and retail customers in Japan, Japanese language versions of certain of Network Associates and McAfee.com consumer products. Other than sales to specified OEMs, during the term of the Sourcenext distribution agreement, Network Associates and our Japanese subsidiary, NAC, have agreed not to distribute the covered products in Japan to retail customers and OEMs.

      Tax Sharing Agreement. Network Associates has entered into a tax-sharing agreement with McAfee.com under which McAfee.com calculates its income taxes on a separate return basis. McAfee.com will be included in Network Associates’ consolidated group for federal income tax purposes as long as it is eligible to do so. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax-sharing agreement allocates tax liabilities between McAfee.com and Network Associates, during the period in which McAfee.com is included in Network Associates consolidated group, Network Associates could be liable in the event that any federal tax liability is incurred, but not discharged, by McAfee.com or any other members of Network Associates’ consolidated group.

      Under the tax sharing agreement, McAfee.com and each other member has agreed to indemnify Network Associates if it is required to pay any tax liability amount in excess of its own hypothetical separate income tax liability, provided Network Associates is not in default of Network Associates’ obligation to pay its own hypothetical separate income tax liability.

      The tax sharing agreement will terminate if McAfee.com is no longer eligible to join Network Associates in the filing of a consolidated federal income tax return. In the event of such termination, any net operating losses or other carryforward amounts would not be available to McAfee.com upon departure from the group. Under the tax sharing agreement, McAfee.com will not be reimbursed for any such loss of tax benefits.

      Joint Cooperation Agreement. Network Associates has entered into a Joint Cooperation and Master Services Agreement with McAfee.com which governs the provision of technology services among the parties. Under this agreement, the Network Associates anti-virus emergency response team (AVERT) will provide McAfee.com with research and solutions for virus events. The agreement also contains standard terms and conditions governing the provision of technology services from one party to the other under statements of work that may be negotiated from time to time. Currently, McAfee.com has entered into one such statement of work under which McAfee.com provides Network Associates infrastructure and technical support services for the Network Associates web site. Network Associates pays McAfee.com a fee for these services in an amount equal to 10% of McAfee.com’s total quarterly technology costs plus a 10% service charge. McAfee.com is obligated to provide these services until December 31, 2000 under this statement of work. During the years ended December 31, 2000 and 2001, Network Associates was charged approximately $200,000 and $0, respectively.

      Indemnification and Voting Agreement. Network Associates has entered into an Indemnification and Voting Agreement with McAfee.com which became effective on December 2, 1999. Except under certain specified circumstances, Network Associates will indemnify McAfee.com for all losses related to any third party claims relating to events or circumstances arising out of Network Associates actions or inactions, including those of Network Associates subsidiaries and officers and directors, on or prior to December 2, 1999. Additionally, for so long as Network Associates owns at least 20% of McAfee.com’s outstanding voting power, Network Associates will vote its shares of McAfee.com’s common stock in favor of the election of two independent McAfee.com directors.

      Registration Rights Agreement. Network Associates has entered into a registration rights agreement with McAfee.com that entitles Network Associates to include the shares of common stock Network Associates owns in McAfee.com in any future registration of common stock McAfee.com makes, other than any registration statement relating to an acquisition or a stock option plan. In addition, Network Associates or certain of its transferees can request that McAfee.com file a registration statement so Network Associates can publicly sell its McAfee.com shares. McAfee.com has agreed pursuant to the terms of this registration rights agreement to pay all costs and expenses, other than underwriting discounts and commissions, related to shares to be sold by Network Associates or certain of its transferees in connection with any such registration.

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Network Associates

      The following table shows the number of shares of Network Associates common stock owned by (i) Network Associates’ chief executive officer and the other most highly compensated executive officers, (ii) each of Network Associates’ directors as of June 30, 2002, and (iii) each stockholder known by Network Associates as of June 30, 2002 to be the beneficial owner of more than 5% of Network Associates common stock.

      Included in Network Associates’ executive officers is Srivats Sampath, currently the chief executive officer of McAfee.com, a majority-owned, publicly traded subsidiary of Network Associates. As of June 30, 2002, McAfee.com had 48,016,198 outstanding shares of its common stock, consisting of 12,016,198 shares of Class A common stock and 36,000,000 shares of Class B common stock. As of the date of this prospectus, Network Associates owned all shares of the McAfee.com Class B common stock, entitled to three votes per share, and representing approximately 75% of McAfee.com’s outstanding common stock and 90% of its total voting power.

	Number of		Percent of
	Shares	Right to	Outstanding
Name and Address of Beneficial Owners	Owned(1)	Acquire(2)	Shares(3)

George Samenuk(4)	403,000	947,000	*
Leslie Denend	6,300	348,112	*
Robert Dutkowsky	50	12,500	*
Robert Pangia	—	12,500	*
Liane Wilson	—	—	*
Stephen Richards(5)	—	600,000	*
Gene Hodges(6)	—	99,840	*
Arthur Matin(7)	—	500,000	*
Srivats Sampath(8)	—	150,000	*
FMR Corp.(9) 82 Devonshire St., Boston MA 02109	21,041,717	—	14.2%
Putnam, LLC(10) One Post Office Square, Boston MA 02109	15,651,713	—	10.6%
Executive officers and directors as a group (9 persons)	409,350	2,669,952	2.0%

   *     Less than 1%.

(1)	Ownership includes direct and indirect (beneficial) ownership, as defined by SEC rules. To Network Associates’ knowledge, each person has sole voting and investment power over the shares unless otherwise noted. The SEC rules for the determination of beneficial ownership are very complex. Generally, however, shares owned directly, plus those controlled (e.g., owned by members of their immediate families), are considered beneficially owned. Excludes shares that may be acquired through stock option exercises.

(2)	Consists of options that are currently exercisable or will become exercisable within 60 days of June 30, 2002.

(3)	Total shares owned (column 1) plus option shares (column 2) divided by 147,724,216 shares outstanding as of June 30, 2002.

(4)	Mr. Samenuk holds 200,000 shares of stock acquired upon the exercise of options that are subject to Network Associates’ repurchase right. The repurchase right for these shares lapses on January 3, 2003, the second anniversary of Mr. Samenuk’s employment commencement. Mr. Samenuk holds 47,000 options that are immediately exercisable. If Mr. Samenuk exercises these options Network Associates’ repurchase right for these shares will lapse in full on January 15, 2005. 1.2 million options were issued to Mr. Samenuk on January 3, 2001 and are immediately exercisable. 25% of these shares vested on

January 3, 2002, the first anniversary of Mr. Samenuk’s employment commencement, and the remaining shares vest at a rate of 1/48 per month for the remaining 36 months of the vesting period. If Mr. Samenuk exercises these stock options with respect to the unvested shares, Network Associates has repurchase rights with respect to those unvested shares.

(5)	Mr. Richards holds 600,000 options that are immediately exercisable. 25% of the shares vested on April 4, 2002, the first anniversary of Mr. Richards’ employment commencement, and the remaining shares vest at a rate of 1/48 per month for the remaining 36 months of the vesting period. If Mr. Richards exercises these stock options with respect to the unvested shares, Network Associates has repurchase rights with respect to those unvested shares.

(6)	Mr. Hodges holds options to acquire 2,500 shares of McAfee.com Class A common stock. These shares represent less than 1% of the outstanding capital stock of McAfee.com.

(7)	Mr. Matin holds 500,000 options that are immediately exercisable. 25% of these shares vest on October 30, 2002, the first anniversary of Mr. Matin’s employment commencement, and the remaining shares vest at a rate of 1/48 per month for the remaining 36 months of the vesting period. If Mr. Matin exercises the stock options with respect to the unvested shares, Network Associates has repurchase rights with respect to those unvested shares.

(8)	As of March 15, 2002, Mr. Sampath owns 9,394 shares of McAfee.com Class A common stock and has options to acquire 950,000 shares of McAfee.com Class A common stock, 614,583 shares of which are exercisable as of May 14, 2002. These shares represent 5.3% of the outstanding Class A common stock of McAfee.com as of March 15, 2002.

(9)	According to an amended Schedule 13G filed on May 10, 2002. FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson and certain subsidiaries of FMR Corp. may be deemed to be members of a “group” as such term is defined in the rules promulgated by the SEC. FMR Corp. is the beneficial holder of Network Associates common stock as a result of the investment-related activities of certain subsidiaries of FMR Corp., members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B Shares of common stock of FMR Corp., representing approximately 49% of its voting power. Mr. Johnson 3d, the chairman of FMR Corp., owns 12.0% of the aggregate outstanding voting stock of FMR Corp. and Ms. Johnson, a director of FMR Corp., owns 24.5% of the aggregate outstanding voting stock of FMR Corp. The number of shares of Network Associates common stock owned by the group at April 30, 2002 included 686,714 shares of common stock resulting from the assumed conversion of $12,309,000 principal amount of Network Associates 5.25% convertible subordinated notes due 2006.

(10)	According to an amended Schedule 13G filed May 10, 2002 by Putnam, LLC on behalf of itself, Marsh & McLennan Companies, Inc. (its parent holding company), Putnam Investment Management, LLC (a wholly-owned subsidiary of Putnam, LLC and investment adviser to the Putnam family of mutual funds) and The Putnam Advisory Company, LLC (a wholly-owned subsidiary of Putnam, LLC and investment adviser to Putnam’s institutional clients). Both Putnam Investment Management, LLC and The Putnam Advisory Company, LLC have dispositive power over the shares as investment managers. However, each of the mutual fund’s trustees has voting power over the shares held by each fund, and The Putnam Advisory Company, LLC has shared voting power over the shares held by institutional clients. Putnam, LLC and The Putnam Advisory Company, LLC have shared voting power with respect to approximately 838,704 of such shares. Putnam, LLC has shared dispositive power with respect to approximately 15,651,713 shares, The Putnam Advisory Company, LLC has shared dispositive power with respect to 2,215,558 shares and Putnam Investment Management, LLC has shared dispositive power with respect to approximately 13,436,155 shares.

McAfee.com

      As of March 15, 2002 McAfee.com had 47,790,998 outstanding shares of its common stock, consisting of 11,790,998 shares of Class A common stock and 36,000,000 shares of Class B common stock. The following table shows the number of shares of McAfee.com common stock owned by (i) McAfee.com’s chief executive officer and chief financial officer, being its named executive officers, (ii) each of McAfee.com’s directors, and (iii) each stockholder known as of March 15, 2002 to be the beneficial owner of more than 5% of either class of common stock of McAfee.com.

			Percent of
	Number of		Outstanding	Percent of
	Shares	Right to	Shares of	Outstanding
Name of Beneficial Owners	Owned(1)	Acquire(2)	Common Stock	Class(3)

Network Associates(4)	36,000,000	—	75.2%	100%
3965 Freedom Circle Santa Clara, CA 95054
Srivats Sampath(5)	9,394	614,583	1.3%	5.3%
Evan Collins(6)	0	29,374	*	*
George Samenuk(7)	36,000,000	—	75.2%	100%
Frank Gill(8)	0	27,395	*	*
Stephen Richards	—	—	—	—
Richard Schell(9)	0	32,395	*	*
Executive officers and directors as a group (6 persons)	36,009,394	703,747	76.8%

*	Less than 1% of outstanding shares

(1)	Ownership includes direct and indirect (beneficial) ownership, as defined by SEC rules. The ownership is shown as a percentage of the relevant class of common stock. To McAfee.com’s knowledge, each person, has sole voting and investment power over the shares unless otherwise noted or in a Schedule 13G referred to below. The SEC rules for the determination of beneficial ownership are very complex. However, generally shares owned directly, plus those controlled (for example, owned by members of their immediate families), are considered beneficially owned. Excludes shares that may be acquired through stock option exercises.

(2)	Includes shares that are currently exercisable or will become exercisable within 60 days of March 15, 2002.

(3)	Represents percent of outstanding Class A common stock or Class B common stock, as applicable.

(4)	Network Associates owns all the outstanding shares of McAfee.com Class B common stock. Each share of Class B common stock entitles Network Associates to three (3) votes per share.

(5)	Mr. Sampath has options to purchase 950,000 shares of McAfee.com Class A common stock, 614,583 shares of which will be vested or exercisable as of May 14, 2002. Mr. Sampath is also deemed the beneficial owner of 150,000 shares of common stock of Network Associates that may be acquired by Mr. Sampath pursuant to options exercisable as of June 30, 2002. These shares represent less than 1% of the voting power of the outstanding capital stock of Network Associates.

(6)	Mr. Collins, the chief financial officer of McAfee.com, has options to purchase 150,000 shares of McAfee.com Class A common stock, 29,374 of which will be vested or exercisable as of May 14, 2002. Mr. Collins is also deemed the beneficial owner of 4,111 shares of common stock of Network Associates that may be acquired by Mr. Collins pursuant to options exercisable as of May 14, 2002. These shares represent less than 1% of the voting power of the outstanding capital stock of Network Associates.

(7)	Includes the 36,000,000 shares of Class B common stock owned by Network Associates. Mr. Samenuk is president and chief executive officer of Network Associates.

(8)	Mr. Gill, a director of McAfee.com, has options to purchase 70,000 shares of McAfee.com Class A common stock, 27,395 of which will be vested or exercisable as of May 14, 2002.

(9)	Dr. Schell, a director of McAfee.com, has options to purchase 75,000 shares of McAfee.com Class A common stock, 32,395 of which will be vested or exercisable as of May 14, 2002.

COMPARISON OF NETWORK ASSOCIATES — McAFEE.COM STOCKHOLDER RIGHTS

      Because McAfee.com and Network Associates are both organized under the laws of the State of Delaware, the differences in the rights of a McAfee.com stockholder and the rights of a Network Associates stockholder arise solely from differences in the organizational documents of McAfee.com and Network Associates, rather than from differences of law. The following summary highlights material differences between the current rights of holders of Network Associates common stock and holders of McAfee.com Class A common stock. This summary does not purport to be a complete discussion of the certificates of incorporation and by-laws of McAfee.com and Network Associates and is qualified in its entirety by reference to these documents. Copies of each company’s certificate of incorporation and by-laws have been filed with the SEC and will be sent to holders of McAfee.com common stock upon request. See “Where You Can Find More Information” on page 14.

      Network Associates owns approximately 90% of the total voting power of McAfee.com. Subject to its obligation to elect two independent McAfee.com directors, Network Associates may elect the entire McAfee.com board of directors. See “Relationship Between McAfee.com and Network Associates — Intercompany Arrangements.”

McAfee.com	Network Associates

BOARD OF DIRECTORS
Size of Board
The by-laws of McAfee.com provide that the number of directors shall be five, until further changed by action of the stockholders or directors.	The by-laws of Network Associates provide that the number of directors shall be eight. The number of directors may be changed from time to time by an amendment to the by-laws.
STOCKHOLDERS MEETINGS
Stockholder Action by Written Consent
The by-laws of McAfee.com provide that any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Action by written consent of the stockholders is not permitted under the by-laws and certificate of incorporation of Network Associates.
Nomination of Directors
The by-laws of McAfee.com provide that nominations of persons for election to the board of directors may be made at a meeting of the stockholders by any stockholder entitled to vote in the election of directors at the meeting or by the board of directors.	The by-laws of Network Associates provide that nominations of persons for election to the board of directors may be made by the board of directors or by any stockholder entitled to vote on the election of directors. However, the by-laws require that for a director nomination by a stockholder to be considered timely, such stockholder’s nomination must be delivered in writing to the secretary of

McAfee.com	Network Associates

Network Associates at the principal offices of Network Associates no less than 120 days prior to the day and month of the prior year’s proxy statement for that upcoming annual meeting.
AMENDMENTS TO ORGANIZATIONAL DOCUMENTS
Certificate of Incorporation
The certificate of incorporation of McAfee.com provides that the corporation reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation, in the manner prescribed by applicable law, and all rights conferred upon stockholders by the certificate of incorporation are granted subject to that reservation.	The certificate of incorporation of Network Associates provides that any provision of the certificate of incorporation, other than those provisions specified below, may be amended or repealed only upon the affirmative vote of not less than 66 2/3% of the voting power of all the then outstanding shares of capital stock entitled to vote thereon. The certificate of incorporation provides that amendments relating to the corporate name, the purpose of the corporation, or the number and composition of the authorized shares of capital stock of the corporation, can be made upon the affirmative vote of not less than a majority of the voting power of all the then outstanding shares of capital stock entitled to vote thereon.
By-laws
The by-laws of McAfee.com provide that such by- laws may be repealed, altered or amended, or new by-laws adopted, by a majority of the stockholders. The certificate of incorporation and by-laws of McAfee.com provide that the board of directors shall also have the authority to repeal, alter or amend the by-laws.	The certificate of incorporation of Network Associates provides that any by-laws may be amended, altered or repealed by a majority of the board of directors. The certificate of incorporation also provides that upon the affirmative vote of not less than 66 2/3% of the voting power of all the then outstanding shares of capital stock entitled to vote thereon, the stockholders of Network Associates may also amend, adopt or repeal the by-laws.
CAPITALIZATION
Authorized Stock
The certificate of incorporation of McAfee.com authorizes the issuance of an aggregate number of shares of capital stock of 170,000,000 shares: 100,000,000 shares of Class A common stock, 65,000,000 shares of Class B common stock, and 5,000,000 shares of preferred stock, in each case having par value of $.001 per share. On all matters on which the holders of common stock are entitled to vote, each holder of Class A common stock shall be entitled to one (1) vote per share, and each	The aggregate number of shares of capital stock which Network Associates has authority to issue is 305,000,000 shares: 300,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Of the authorized preferred stock, 1 share has been designated as Series A Preferred Stock and such share is not outstanding. In addition, 1,000,000 shares have been designated as Series B Participating Preferred Stock, in connection with

McAfee.com	Network Associates

holder of Class B common stock shall be entitled to three (3) votes per share. Each holder of Class B common stock may, at the sole discretion and option of such holder, convert any number of shares of Class B common stock into shares of Class A common stock at the rate of one for one. Class B common stock automatically converts into Class A common stock, on a one for one basis, upon any sale, conveyance, assignment or other transfer of such shares, whether or not for value, or attempt thereof, by Network Associates other than a transfer to a person or entity controlling, controlled by or under common control with Network Associates. In the event that McAfee.com declares and pays stock dividends or other distributions consisting of voting securities, the certificate of incorporation requires that McAfee.com declare and pay such dividends in two separate classes of such voting stock, identical in all respects, except that the voting rights of each such security paid to the holders of Class A common stock shall be one-third of the voting rights of each such security paid to the holders of Class B common stock.
the adoption by our board of a shareholders rights plan in October 1998. No shares of Class B Preferred Stock are currently outstanding. At June 30, 2002, 147,724,216 shares of Network Associates common stock were outstanding.

Network Associates common stock is listed on the New York Stock Exchange. There is no public market for shares of the Network Associates Series B Participating Preferred Stock.

Other than the voting, conversion and dividend rights set forth above, the shares of Class A common stock and Class B common stock are identical in all respects. At June 30, 2002, 36,000,000 shares of Class B common stock and 12,016,198 shares of Class A common stock were outstanding. McAfee.com Class A common stock is traded on the Nasdaq National Market. There is no public market for shares of McAfee.com Class B common stock, and no shares of McAfee.com preferred stock are currently outstanding.

LEGAL MATTERS

      The validity of the Network Associates common stock to be delivered to McAfee.com stockholders in connection with the offer and the merger and the material United States federal income tax consequences of the offer and the merger will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to Network Associates.

EXPERTS

      The consolidated financial statements of Networks Associates, Inc. incorporated in this prospectus by reference to Networks Associates, Inc.’s Current Report on Form 8-K dated July 3, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement described in Note 3 to the Consolidated Financial Statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of McAfee.com Corporation incorporated in this prospectus by reference to McAfee.com Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

SCHEDULE I
CERTAIN INFORMATION CONCERNING THE
DIRECTORS AND EXECUTIVE OFFICERS OF NETWORK ASSOCIATES

      The following table sets forth the name, current business address, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Network Associates. Unless otherwise indicated, positions held shown in the following table are positions with Network Associates. Except as set forth below, each such person is a citizen of the United States of America. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Except as otherwise noted, the current business address for each person listed below is c/o Network Associates, 3965 Freedom Circle, Santa Clara, CA 95054.

Present Principal Occupation or Employment,
Name	Five-Year Employment History and Address

George Samenuk	Chairman of the Board since April 2001. Mr. Samenuk has also been chief executive officer and a director since the January 2001. From January 2000 to January 2001, Mr. Samenuk served as president and chief executive officer of TradeOut, Inc., a private online exchange company. From April 1999 to January 2000, Mr. Samenuk served as general manager, Americas at IBM Corporation. From August 1996 to April 1999, Mr. Samenuk was general manager, ASEAN/ South Asia at IBM Corporation. Mr. Samenuk has been a director of McAfee.com Corporation since January 2001, and has served as the chairman of its board since March 2001.

Leslie Denend	Director since June 1995. From December 1997 to April 1998, Mr. Denend was president of the company. From June 1993 to December 1997, Mr. Denend was chief executive officer and president of Network General Corporation. From February 1993 to June 1993, Mr. Denend was senior vice president of Network General Corporation. Mr. Denend serves as a director of Exponent, Inc, Rational Software Corp. and United Services Automobile Association (USAA).

Robert Dutkowsky	Director of since April 2001. Since January 2002, Mr. Dutkowsky has served as president and chief executive officer of J.D. Edwards & Company and in March 2002, Mr. Dutkowsky was named chairman of its board of directors. From October 2001 to January 2002, Mr. Dutkowsky served as president of the assembly test division of Teradyne, Inc. From April 2000 to October 2001, Mr. Dutkowsky served as president and chief executive officer of GenRad Inc., which was acquired by Teradyne, Inc. in October 2001. From September 1999 to April 2000, Mr. Dutkowsky served as executive vice president, Markets and Channels of EMC Corporation. From September 1997 to September 1999, Mr. Dutkowsky served as president of Data General, a division of EMC. Prior to joining EMC, Mr. Dutkowsky spent 20 years with IBM Corporation, in a series of sales, marketing and senior management roles.

Robert Pangia	Director since April 2001. Since 1996, Mr. Pangia has been self-employed as a consultant. From April 1987 to December 1996, Mr. Pangia held a number of senior level management positions at PaineWebber Incorporated, including director of Investment

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Banking. Mr. Pangia currently serves on the board of directors of ICOS Corporation and IDEC Pharmaceuticals Corporation.

Liane Wilson	Director since April 2002. Since March 2001, Ms. Wilson has been self-employed as a consultant. From June 1999 to March 2001, Ms. Wilson served as vice chairman of Washington Mutual, Inc. From February 1985 to March 2001, Ms. Wilson held a number of other senior level positions with Washington Mutual, including executive vice president for corporate operations and administration and senior vice president of information systems. During her tenure at Washington Mutual, Ms. Wilson was responsible for corporate technology and integration activities relating to mergers and acquisitions.

Gene Hodges	President since November 2001. Mr. Hodges served as president of the McAfee product group from January 2000 to November 2001, and from August 1998 to January 2000, he served as vice president of security marketing. Mr. Hodges joined Network Associates in 1995 and has served in numerous other management positions with the company. Prior to joining Network Associates, Mr. Hodges was vice president of marketing for a wireless data startup and managed a business unit for Digital Equipment Corporation.

Stephen Richards	Executive vice president and chief financial officer since April 2001 and chief operating officer since November 2001. In April 2001, Mr. Richards was named a director of McAfee.com Corporation. From April 1996 to August 2000, Mr. Richards served in several senior level executive positions with E*Trade Group, Inc., including chief financial officer. From October 1984 to March 1996, Mr. Richards served as managing director and chief financial officer of the Correspondent Clearing Division of Bear Stearns. He has also held management positions with A.G. Becker Paribas, Jefferies Group, Inc. and Coopers & Lybrand LLP. Mr. Richards is a director of TradeStation Group.

Arthur Matin	President of Network Associates’ McAfee product group. Mr. Matin joined the company in October 2001. From May 2000 to October 2001, Mr. Matin was senior vice president of worldwide sales and marketing at CrossWorlds Software Inc. From January 2000 to May 2000, Mr. Matin served as senior vice president of worldwide sales for CrossWorlds. From January 1999 to January 2000, Mr. Matin served as vice president of the industrial sector at IBM. From 1980 to 1999, Mr. Matin held various other management positions at IBM, including general manager, Industries, Asia Pacific, general manager, Product Management, Asia Pacific and vice president of Sales, Manufacturing Industry.

Srivats Sampath	Chief executive officer, president and a director of McAfee.com Corporation since December 1998. Mr. Sampath joined Network Associates in June 1998 as vice president of Worldwide Marketing. From June 1996 to December 1997, Mr. Sampath was vice president of Product Marketing for Netscape Communications, a provider of Internet software and services.

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ANNEX A

SECTION 262 OF GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Sec. 262 Appraisal Rights

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to secs. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only to be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the next day preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

      Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for McAfee.com shares and any other required documents should be sent or delivered by each McAfee.com stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below:

The Exchange Agent for the offer is:

EQUISERVE TRUST COMPANY, N.A.

By Mail:	By Facsimile:	By Hand:
PO Box 43014 Providence, RI 02940-3014	781-575-2901 or 781-575-2232	c/o Securities Transfer and Reporting Services Inc 100 William Street — Galleria New York, NY 10038

Confirm Facsimile by Telephone:

781-575-3120

By Overnight Courier:

150 Royall Street

Canton, MA 02021

      Questions or requests for assistance or additional copies of this prospectus, the letter of transmittal or other documents related to the offer may be directed to the information agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

The Information Agent for the offer is:

D. F. KING & CO., INC.

77 Water Street
New York, NY 10005
Call toll-free: 800-549-6746
Call collect: 212-269-5550 (Bankers and Brokers)